DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

March 18, 2005

Thomas F. Lemons, Jr.
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/18/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

Dear Mr. Lemons:

This is in response to your letter dated January 20, 2005 concerning the shareholder proposal submitted to ExxonMobil by Green Century Capital Management, Inc., David F. Cunningham, Antonia Clark, Martha H. Davis and William C. Saunders. We also have received a letter on David F. Cunningham's behalf dated March 7, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

[redacted]

05047801

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael Leone
Green Century Capital Management, Inc.
29 Temple Place Suite 200
Boston, MA 02111

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1421 Telephone
972 444 1437 Facsimile

Thomas F. Lemons, Jr.
Counsel

ExxonMobil

January 20, 2005

VIA NETWORK COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal Regarding Oil and Gas Drilling in Protected and Sensitive Areas

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between David F. Cunningham and Exxon Mobil Corporation regarding a shareholder proposal ("Proposal") for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between co-filers of the Proposal and ExxonMobil. We intend to omit the Proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, the following is my opinion as counsel for ExxonMobil.

The Shareholder Proposal

The Shareholder Proposal is set out in its entirety in Exhibit 1. The resolution is as follows:

> RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

<u>Reason for Omission - Proposal Relates to Ordinary Business Operations - Rule 14a-8(i)(7)</u>

We believe the Proposal can be omitted on the basis of recent staff precedents holding that proposals regarding the evaluation of risks and benefits are matters of ordinary business. At its heart, that is precisely what the current Proposal requests: a report on the risks and potential benefits faced by ExxonMobil in connection with oil and gas drilling in sensitive areas.

The Proposal calls for a report on the potential environmental damage that would result from the Company drilling in protected areas and the implications of a policy to refrain from drilling in such areas. The third Whereas clause of the Proposal references a "need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value..."

The second paragraph of the Supporting Statement in the Proposal also states that "there is a need to study and disclose the impact on our company's value from decisions to do business in sensitive and protected areas" and that the proposed report "would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks."

Similar proposals were held excludable last proxy season on ordinary business grounds, and we believe the same arguments apply to the current Proposal regarding ExxonMobil. See <u>American International Group, Inc.</u> (available February 11, 2004) (proposal requesting the company to prepare a report providing a comprehensive assessment of the company's strategies to address the impacts of climate change on its business may be excluded as relating to the company's ordinary business operations (i.e., evaluation of risks and benefits)); <u>Newmont Mining Corporation</u> (available February 4, 2004) (proposal requesting the board to publish a comprehensive report on the risk to the company's operations, profitability, and reputation from social and environmental liabilities could be excluded as relating to the company's ordinary business operations (i.e., evaluation of risk)); and <u>The Dow Chemical Company</u> (available February 13, 2004) (proposal requesting the board to publish a report on costs of remediation or liability related to toxic substances relates to ordinary business (i.e., evaluation of risks and liabilities)).

For these reasons, we believe the Proposal may be excluded because it relates to matters of ordinary business.

<u>Reason for Omission of Proposal - Vague and Indefinite (Rule 14a-8(i)(3)</u>

If the staff disagrees that the Proposal can be omitted because it relates to ordinary business operations, the Company believes that it may nevertheless be omitted pursuant to Rule 14a-8(i)(3). This rule provides that a proposal may be omitted if it is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The requirements of the Proposal that the Company prepare a report relating to "protected areas" are vague, indefinite, and therefore, potentially misleading.

While the Proposal gives examples of the types of "protected areas" that should be studied, the Proposal does not define or explain terms such as "IUCN Management Categories I-IV," "Marine Management Categories I-V," or "World Heritage Sites," and therefore does not provide shareholders with sufficient information upon which to make an informed decision since most shareholders would not understand the scope or coverage of the proposed report. Moreover, the Proposal is not limited to those enumerated types of areas. Further, even if the "universe" of areas to be studied were more precisely defined, it would be impossible to know what a generalized study of the type seemingly requested in the Proposal would include.

Biodiversity assessments and decisions regarding the conduct of our operations in environmentally sensitive areas must be location and ecosystem-specific to be meaningful rather than the generalized approach suggested by this Proposal. Each prospective exploration and development area has unique characteristics and sensitivities requiring site-specific scientific evaluation and risk assessment. ExxonMobil's approach requires a thorough and systematic assessment of environmental and other impacts prior to conducting drilling or other operations.

For these reasons, we believe that neither the shareholders voting on the Proposal nor the directors implementing it would be able to determine with any reasonable certainty what actions or measures the Proposal requires. Therefore, we believe the Proposal is vague and indefinite and should be excluded.

Similar proposals have been found excludable on vagueness and indefiniteness grounds. See The Kroger Co. (available March 19, 2004) (proposal requesting the company to prepare a sustainability report based on the Global Reporting Initiative's sustainability reporting guidelines may be excluded because it is vague and indefinite) and Dean Foods Company (available February 25, 2004) (similar to proposal for The Kroger Co. above.).

Reason for Omission of Proposal - Proposal has been substantially implemented - Rule 14a-8(i)(10)

Although we believe the Proposal should be excluded because it deals with ordinary business operations and is, in any event, vague and indefinite, we also believe that ExxonMobil has already substantially implemented what could realistically be required by any fair interpretation of the Proposal. As described above, a generalized report of environmental impacts in all potentially "sensitive" areas around the world would be meaningless. The only way to realistically determine the impact of drilling in sensitive areas is to conduct a precise and thorough systematic assessment of environmental and other impacts prior to drilling or conducting other operations in a specific area. And, in fact, that is precisely the approach ExxonMobil takes each time it plans drilling or other operations in a new area.

ExxonMobil recognizes the protection of biodiversity – the variety and complexity of life – as an important conservation issue that presents broad challenges to society. We believe that we have consistently demonstrated our ability to operate responsibly in sensitive areas by implementing scientific, practical, and sustainable solutions. Protecting biodiversity is part of our environmental management system and is considered during business planning across all aspects of our operations.

ExxonMobil's Environment Policy (copy enclosed as Exhibit 2) appropriately and adequately addresses the potential issues raised by this Proposal. The Environment Policy confirms ExxonMobil's commitment to continuous efforts to improve environmental performance and provides definitive standards for the conduct of all our activities. Further, our Operations Integrity Management System provides the systematic and disciplined framework to manage safety, health, environment, and security risks in our operations and to promote exemplary execution of our policies and standards. A key element of the implementation of this framework is the systematic assessment, using scientific methods, of environmental aspects and impacts of proposed work (often called an Environmental Assessment), which identifies potential environmental and socioeconomic impacts both of the planned work and the alternative of not undertaking the work. These together form the content of the evaluation that would be required by any fair reading of the shareholder Proposal.

Biodiversity conservation remains a focus area for the Corporation. Over the last two years, an internal work group has identified several actions to strengthen awareness of conservation requirements, including further integration of our practices in ecosystem protection into our management system discipline. Our approach is closely aligned with the twelve recommendations highlighted in the internationally-recognized "Energy and Biodiversity Initiative." ExxonMobil remains an active participant in the Biodiversity Working Group sponsored jointly by the International Petroleum Industry Environmental Conservation Association and the International Association of Oil and Gas Producers.

ExxonMobil will continue to communicate with shareholders and the public about our environmental conservation work through our annual Corporate Citizenship Report (copy of 2003 report enclosed as Exhibit 3) and on the Company's website. The enclosed Corporate Citizenship Report, for example, includes some information on biodiversity giving examples of efforts to protect biodiversity (see page 9). We believe the additional report requested by this Proposal would be duplicative to the assessments and documents already prepared. The Proposal should be excluded because we have substantially implemented what any fair reading of the Proposal could require.

If you have any questions or require additional information, please contact me directly at 972-444-1421. In my absence, please contact Jim Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter and return it to me in the enclosed, self-addressed, postage-paid envelope. In accordance with SEC rules, I also enclose five additional

copies of this letter and the exhibits. A copy of this letter and exhibits is being sent to the proponent. Copies of this letter are also being sent to the proponent's representative and each co-filer.

Very truly yours,

Thomas F. Lemons, Jr.

TFL:clt

Enclosures

c (w/encl.):

Proponent:
Mr. David F. Cunningham
5039 Route 22A
Benson, VT 05743

c (w/o encl.):

Proponent's Representive:
Mr. Rian F. Fried
President
Clean Yield Asset Management
3 Garvin Hill Road
Greensboro, VT 05841

Co-filers:
Ms. Antonio Clark
3118 Madeline Street
Oakland, CA 94602

Ms. Martha H. Davis
5050 South Albion Street
Littleton, CO 80121

Mr. Michael Leone
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

Mr. Steve Lippman [William Saunders]
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

Exhibit 1

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 22, 2004

SHAREHOLDER PROPOSAL
DEC 27 2004
NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

VIA USPS OVERNIGHT DELIVERY

Mr. H. H. Hubble, VP Investor Relations
and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving TX 75039-2298

Re: David G. Henry communiqué, 12/14/0; Proxy-proponent eligibility; Shareholder's status as sponsor of resolution

Dear Mr. Hubble:

In response to a request made in the captioned letter from Exxon Mobil Corporation, we enclose herein further documentation of Mr. David F. Cunningham's beneficial ownership of Exxon Mobil common stock in quantity and duration sufficient to establish his eligibility to submit a shareholder resolution. Specifically, you will find enclosed a letter from the holder of record, Charles Schwab & Co., confirming Mr. Cunningham's continuing 1,542-share beneficial ownership position, and specifically referencing the year-long period prior to the December 13, 2004 date of filing. In addition, we have enclosed copies of several of Mr. Cunningham's monthly statements from Schwab, to underscore that his ownership has not changed. (As a point of fact, Mr. Cunningham has owned these XOM shares for decades.)

Separately, we wish to clarify that David F. Cunningham is a **full sponsor** of the previously filed shareholder resolution entitled: *Oil and Gas Drilling in Protected and Sensitive Areas*.

David G. Henry's letter contains the following statement: "Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal." While Mr. Cunningham has indeed agreed to have Green Century Capital Management serve as an unofficial "coordinator" as a matter of convenience, and though the two resolutions are identical,

Mr. Cunningham's submission is independent of Green Century's submission, and Mr. Cunningham in no way abdicates his position as shareholder-sponsor. In fact, whether or not a representative from Green Century Capital Management is present at the Exxon Mobil annual meeting later this year, Mr. Cunningham, or his legal designee, intends to be present to ensure this resolution is introduced as required.

In order that there be no confusion about Mr. Cunningham's uncompromised status, we ask that all correspondence related this shareholder proposal be directed both to him at 5039 Route 22A, Benson, VT 05743, and to me at the letterhead address.

Sincerely,

Rian F. Fried, President

Cc: David F. Cunningham
Michael Leone, Green Century Capital Management

Encs:

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 21, 2004

Re: David F. Cunningham, Account #2630-3872

To whom it may concern:

This letter is to confirm David F. Cunningham has held 1542 shares of EXXON MOBIL CORPORATION (XOM) common stock in account #2630-3872 for the period of December 13, 2003 through December 13, 2004 and continuing through the date of this letter. Furthermore, this position has been maintained at Charles Schwab & Co. during this time frame.

Sincerely,

Allan Brodie

Allan Brodie
NY/NE Supervisor

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: November 1, 2004 to November 30, 2004

COMPLETED 12/9/04

Account Of

30/11-CCBB2901-000093-LRG-057439478003 59851
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 258,104.05**
Cash & Money Market Funds	$ (4,241.33)
Investments	$ 254,337.00
Ending Account Value	**$ 250,095.67**
Change in Value of Investments	**$ 10,451.50**

Margin Account Information

Margin Account Equity	$ 250,096.00
Funds Available Margin	$ 164,953.00

Rate Summary

Margin Loan Rate	5.00% to 8.50%

Income Summary

Description	This Period	Year to Date
Federally Taxable		
Money Funds Dividends	$ 7.20	$ 103.30
Cash Dividends	118.00	3,937.08
Total Income	**$ 125.20**	**$ 4,040.38**

Interest Paid on Margin Loan During Current Period[2]	**$ (5.00)**
Interest Paid on Margin Loan Year to Date[2]	**$ (5.00)**

[2] *Certain margin loan interest may be deductible; consult your tax advisor*

11/24 through 11/28: $5.00 based on 8.500% margin interest rate charged on average daily balance of $(4,237.53).

Schwab One® Account
Account Number: 2630-3872

Statement Period: November 1, 2004 to November 30, 2004

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 33.1900	$ 3,319.00
AMERN PWR CONVERSION CP (M)	APCC	L	300	21.1400	6,342.00
AUTO DATA PROCESSING (M)	ADP	L	150	45.5300	6,829.50
BALDOR ELECTRIC COMPANY (M)	BEZ	L	300	27.5800	8,274.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	31.6500	6,330.00
BELLSOUTH CORPORATION (M)	BLS	L	400	26.8200	10,728.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	51.2500	79,027.50
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	19.4300	5,829.00
HEINZ H J CO (M)	HNZ	L	100	37.1600	3,716.00
I D X SYSTEMS CORP (M)	IDXC	L	300	35.1200	10,536.00
JOHNSON & JOHNSON (M)	JNJ	L	200	60.3200	12,064.00
KADANT INC (M)	KAI	L	300	20.2500	6,075.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	41.0700	8,214.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	36.4500	7,290.00
MCGRAW-HILL COS (M)	MHP	L	300	87.7300	26,319.00
MODINE MANUFACTURING CO (M)	MOD	L	200	32.1500	6,430.00
PEPSICO INCORPORATED (M)	PEP	L	600	49.9100	29,946.00
PITNEY BOWES INC (M)	PBI	L	100	43.7700	4,377.00
ST PAUL TRAVELERS COS (M)	STA	L	200	36.4800	7,296.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	10.7900	5,395.00
Less: Margin Loan Outstanding •					$ (4,241.33)
			Total Account Value		**$ 250,095.67**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
11/01	11/01	Qualified Dividend	BELLSOUTH CORPORATION			$ 108.00
11/03	11/03	Funds Paid	SCHWAB ONE CHECK 0362			(5,851.81)
11/03	11/03	Funds Paid	SCHWAB ONE CHECK 0363			(912.00)
11/16	11/15	Cash Dividend	SCHWAB GOVT MONEY FUND			1.16
11/16	11/15	Cash Dividend	SCHWAB MONEY MARKET FUND			3.62
11/19	11/19	Funds Paid	SCHWAB ONE CHECK 0364			(167.50)
11/19	11/19	Qualified Dividend	THE CHARLES SCHWAB CORP			10.00
11/23	11/23	Funds Paid	SCHWAB ONE CHECK 0366			(4,357.38)
11/24	11/24	Funds Paid	SCHWAB ONE CHECK 0365			(7,288.97)
11/29	11/29	Margin Interest	INTEREST 10/28THRU 11/28			(5.00)
11/15	11/15	Dividend	SCHWAB ADV CASH RESERVE			2.42
Investments Activity						
11/17	11/12	Sold	PFIZER INCORPORATED	(200)	$ 27.4020	$ 5,470.32

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. •Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

COMPLETED 11/9/04

Account Of

29/10-CCAB2901-000094-LRG-057439478003 65223
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 263,427.83**
Cash & Money Market Funds	$ 8,745.81
Investments	$ 249,358.24
Ending Account Value	**$ 258,104.05**
Change in Value of Investments	**$ 5,295.42**

Margin Account Information

Margin Account Equity	$ 249,358.00
Funds Available Margin	$ 171,924.00

Rate Summary

Sch Adv Csh Rsv	1.21%
Margin Loan Rate	4.75% to 8.25%

Income Summary

Description	This Period	Year to Date
Federally Taxable		
Money Funds Dividends	$ 15.04	$ 96.10
Cash Dividends	77.50	3,819.08
Total Income	**$ 92.54**	**$ 3,915.18**

G000009434283

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB ADV CASH RESERVE	SWQXX	L	8,745.8100	$ 1	$ 8,745.81
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 31.2000	$ 3,120.00
AMERN PWR CONVERSION CP (M)	APCC	L	300	19.2800	5,784.00
AUTO DATA PROCESSING (M)	ADP	L	150	43.3900	6,508.50
BALDOR ELECTRIC COMPANY (M)	BEZ	L	300	23.4300	7,029.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	30.7600	6,152.00
BELLSOUTH CORPORATION (M)	BLS	L	400	26.6700	10,668.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	49.2200	75,897.24
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	16.1800	4,854.00
HEINZ H J CO (M)	HNZ	L	100	36.3500	3,635.00
I D X SYSTEMS CORP (M)	IDXC	L	300	33.5350	10,060.50
JOHNSON & JOHNSON (M)	JNJ	L	200	58.3800	11,676.00
KADANT INC (M)	KAI	L	300	18.0500	5,415.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	40.8800	8,176.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	35.4300	7,086.00
MCGRAW-HILL COS (M)	MHP	L	300	86.2500	25,875.00
MODINE MANUFACTURING CO (M)	MOD	L	200	30.7100	6,142.00
PEPSICO INCORPORATED (M)	PEP	L	600	49.5800	29,748.00
PFIZER INCORPORATED (M)	PFE	L	200	28.9500	5,790.00
PITNEY BOWES INC (M)	PBI	L	100	43.7500	4,375.00
ST PAUL TRAVELERS COS (M) ODDLOT OFFER EXP: 11/05/04	STA	L	200	33.9600	6,792.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	9.1500	4,575.00

Total Account Value **$ 258,104.05**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
10/01	10/01	Qualified Dividend	AUTO DATA PROCESSING			$ 21.00
10/12	10/10	Qualified Dividend	HEINZ H J CO			28.50
10/13	10/13	Funds Paid	SCHWAB ONE CHECK 0354			(158.53)
10/14	10/14	Funds Paid	SCHWAB ONE CHECK 0357			(70.00)
10/14	10/14	Funds Paid	SCHWAB ONE CHECK 0358			(2,012.20)
10/15	10/15	Funds Paid	SCHWAB ONE CHECK 0355			(417.63)
10/20	10/20	Funds Paid	SCHWAB ONE CHECK 0359			(5,000.00)
10/22	10/22	Qualified Dividend	MC CORMICK & CO INC N-VT NON VOTING SHARES			28.00
10/22	10/22	Advisor Fee *	MGMTFEE TO ADVISOR			(823.00)
10/27	10/27	Funds Paid	SCHWAB ONE CHECK 0356			(1,500.00)
10/29	10/29	Funds Paid	SCHWAB ONE CHECK 0360			(707.94)

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Schwab One® Account
Account Number: 2630-3872

Statement Period: September 1, 2004 to September 30, 2004

COMPLETED 10/8/04

Account Of

30/09-CC9B2901-000092-LRG-057439478003 65142
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	$ 257,593.77
Cash & Money Market Funds	$ 19,349.97
Investments	$ 244,077.86
Ending Account Value	$ 263,427.83
Change in Value of Investments	$ 4,881.47

Margin Account Information

Margin Account Equity	$ 244,302.00
Funds Available Margin	$ 170,957.00

Rate Summary

Schwab MMF	0.95%
Margin Loan Rate	4.75% to 8.25%

G00000923326+

Income Summary

Description	This Period	Year to Date
Federally Taxable		
Money Funds Dividends	$ 12.31	$ 81.06
Cash Dividends	952.59	3,741.58
Total Income	**$ 964.90**	**$ 3,822.64**

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: September 1, 2004 to September 30, 2004

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
CASH					$ 224.00
SCHWAB MONEY MARKET FUND	SWMXX	L	19,125.9700	$ 1	19,125.97
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 30.7700	$ 3,077.00
AMERN PWR CONVERSION CP (M)	APCC	L	300	17.3900	5,217.00
AUTO DATA PROCESSING (M)	ADP	L	150	41.3200	6,198.00
BALDOR ELECTRIC COMPANY (M)	BEZ	L	300	23.6600	7,098.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	32.1600	6,432.00
BELLSOUTH CORPORATION (M)	BLS	L	400	27.1200	10,848.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	48.3300	74,524.86
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	17.6800	5,304.00
HEINZ H J CO (M)	HNZ	L	100	36.0200	3,602.00
I D X SYSTEMS CORP (M)	IDXC	L	300	32.4500	9,735.00
JOHNSON & JOHNSON (M)	JNJ	L	200	56.3300	11,266.00
KADANT INC (M)	KAI	L	300	18.3600	5,508.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	37.7200	7,544.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	34.3400	6,868.00
MCGRAW-HILL COS (M)	MHP	L	300	79.6900	23,907.00
MODINE MANUFACTURING CO (M)	MODI	L	200	30.1100	6,022.00
PEPSICO INCORPORATED (M)	PEP	L	600	48.6500	29,190.00
PFIZER INCORPORATED (M)	PFE	L	200	30.6000	6,120.00
PITNEY BOWES INC (M)	PBI	L	100	44.1000	4,410.00
ST PAUL TRAVELERS COS (M)	STA	L	200	33.0600	6,612.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	9.1900	4,595.00

Total Account Value **$ 263,427.83**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
09/01	09/01	Qualified Dividend	A G L RESOURCES INC			$ 29.00
09/02	09/02	Qualified Dividend	MODINE MANUFACTURING CO			30.50
09/03	09/03	Qualified Dividend	PFIZER INCORPORATED			34.00
09/07	09/07	Qualified Dividend	JOHNSON & JOHNSON			57.00
09/10	09/10	Qualified Dividend	EXXON MOBIL CORPORATION			416.34
09/10	09/10	Qualified Dividend	MCGRAW-HILL COS			90.00
09/13	09/12	Qualified Dividend	PITNEY BOWES INC			30.50
09/15	09/15	Qualified Dividend	LIZ CLAIBORNE INC			11.25
09/16	09/16	Qualified Dividend	AMERN PWR CONVERSION CP			30.00
09/30	09/30	Qualified Dividend	BALDOR ELECTRIC COMPANY			42.00
09/30	09/30	Qualified Dividend	PEPSICO INCORPORATED			138.00
09/30	09/30	Qualified Dividend	ST PAUL TRAVELERS COS			44.00
09/15	09/15	Dividend	SCHWAB MONEY MARKET FUND			12.31

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

COMPLETED 9/10/04

Account Of

31/08-CC8B2901-000095-LRG-057439478003 64113
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 257,144.57**
Cash & Money Market Funds	$ 18,385.07
Investments	$ 239,208.70
Ending Account Value	**$ 257,593.77**
Change in Value of Investments	**$ 331.20**

Margin Account Information

Margin Account Equity	$ 239,209.00
Funds Available Margin	$ 167,364.00

Rate Summary

Schwab MMF	0.80%
Margin Loan Rate	4.50% to 8.00%

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 12.10	$ 68.75
Cash Dividends	118.00	2,788.99
Total Income	**$ 130.10**	**$ 2,857.74**

Schwab One® Account
Account Number: 2630-3872

Statement Period: August 1, 2004 to August 31, 2004

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	18,385.0700	$ 1	$ 18,385.07
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 30.4900	$ 3,049.00
AMERN PWR CONVERSION CP (M)	APCC	L	300	16.8000	5,040.00
AUTO DATA PROCESSING (M)	ADP	L	150	39.7700	5,965.50
BALDOR ELECTRIC COMPANY (M)	BEZ	L	300	22.2000	6,660.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	30.5400	6,108.00
BELLSOUTH CORPORATION (M)	BLS	L	400	26.7600	10,704.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	46.1000	71,086.20
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	17.5500	5,265.00
HEINZ H J CO (M)	HNZ	L	100	37.9100	3,791.00
I D X SYSTEMS CORP (M)	IDXC	L	300	29	8,700.00
JOHNSON & JOHNSON (M)	JNJ	L	200	58.1000	11,620.00
KADANT INC (M)	KAI	L	300	18.8800	5,664.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	38.0700	7,614.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	33.5500	6,710.00
MCGRAW-HILL COS (M)	MHP	L	300	75.7300	22,719.00
MODINE MANUFACTURING CO (M)	MODI	L	200	29.8000	5,960.00
PEPSICO INCORPORATED (M)	PEP	L	600	50	30,000.00
PFIZER INCORPORATED (M)	PFE	L	200	32.6700	6,534.00
PITNEY BOWES INC (M)	PBI	L	100	43.5600	4,356.00
ST PAUL TRAVELERS COS (M)	STA	L	200	34.6900	6,938.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	9.4500	4,725.00

Total Account Value	**$ 257,593.77**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
08/02	08/02	Qualified Dividend	BELLSOUTH CORPORATION			$ 108.00
08/19	08/19	Qualified Dividend	THE CHARLES SCHWAB CORP			10.00
08/16	08/16	Dividend	SCHWAB MONEY MARKET FUND			12.10

Money Funds Detail

Settle Date	Transaction	Quantity	Price	Purchase/Debit	Sale/Credit
MONEY MARKET FUNDS (SWEEP) ACTIVITY					
Opening Shares of SCHWAB MONEY MARKET FUND		**18,254.9700**			
08/03	Purchased	108	$ 1	$ 108.00	
08/16	Dividend	12.1000	1	12.10	
08/20	Purchased	10	1	10.00	
Closing Shares of SCHWAB MONEY MARKET FUND		**18,385.0700**			

SCHWAB MMF 0.660%

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

CC8B2901 000095 64114

SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: July 1, 2004 to July 31, 2004

COMPLETED 8/10/04

Account Of

30/07-CC7B2901-000094-LRG-057439478003 64958
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 268,962.28**
Cash & Money Market Funds	$ 18,254.97
Investments	$ 238,889.60
Ending Account Value	**$ 257,144.57**
Change in Value of Investments	**$ (6,109.71)**

Margin Account Information

Margin Account Equity	$ 238,890.00
Funds Available Margin	$ 167,040.00

Rate Summary

Schwab MMF	0.64%
Margin Loan Rate	4.75% to 7.75%

G00000940315

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 10.62	$ 56.65
Cash Dividends	133.00	2,670.99
Total Income	**$ 143.62**	**$ 2,727.64**

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: July 1, 2004 to July 31, 2004

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	18,254.9700	$ 1	$ 18,254.97
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 29.5500	$ 2,955.00
AMERN PWR CONVERSION CP (M)	APCC	L	300	15.1000	4,530.00
AUTO DATA PROCESSING (M)	ADP	L	150	41.9800	6,297.00
BALDOR ELECTRIC COMPANY (M)	BEZ	L	300	22.8800	6,864.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	30.0700	6,014.00
BELLSOUTH CORPORATION (M)	BLS	L	400	27.0900	10,836.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	46.3000	71,394.60
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	16.5300	4,959.00
HEINZ H J CO (M)	HNZ	L	100	36.8900	3,689.00
I D X SYSTEMS CORP (M)	IDXC	L	300	30.0300	9,009.00
JOHNSON & JOHNSON (M)	JNJ	L	200	55.2700	11,054.00
KADANT INC (M)	KAI	L	300	20.1000	6,030.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	36.1900	7,238.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	35.7700	7,154.00
MCGRAW-HILL COS (M)	MHP	L	300	75.0600	22,518.00
MODINE MANUFACTURING CO (M)	MODI	L	200	29.6600	5,932.00
PEPSICO INCORPORATED (M)	PEP	L	600	50	30,000.00
PFIZER INCORPORATED (M)	PFE	L	200	31.9600	6,392.00
PITNEY BOWES INC (M)	PBI	L	100	42.2000	4,220.00
ST PAUL TRAVELERS COS (M)	STA	L	200	37.0700	7,414.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	8.7800	4,390.00

Total Account Value **$ 257,144.57**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
07/01	07/01	Qualified Dividend	AUTO DATA PROCESSING			$ 21.00
07/01	07/01	Qualified Dividend	MERCK & CO INC			55.50
07/12	07/10	Qualified Dividend	HEINZ H J CO			28.50
07/16	07/16	Qualified Dividend	MC CORMICK & CO INC N-VT NON VOTING SHARES			28.00
07/28	07/28	Advisor Fee *	MGMTFEE TO ADVISOR			(841.00)
07/29	07/29	Funds Paid	SCHWAB ONE CHECK 0353			(5,000.00)
07/15	07/15	Dividend	SCHWAB MONEY MARKET FUND			10.62
Investments Activity						
07/23	07/20	Bought	BALDOR ELECTRIC COMPANY	100	$ 23.8500	$ (2,394.95)
07/23	07/20	Sold	MERCK & CO INC	(150)	44.6220	6,683.19
07/23	07/20	Bought	MODINE MANUFACTURING CO	200	30.2800	(6,065.95)

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Charles Schwab
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

COMPLETED 5/10/04

Account Of

30/04-CC4A4001-000103-LRG-000000000000 69060
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 263,649.48**
Cash & Money Market Funds	$ 29,804.46
Investments	$ 233,838.60
Ending Account Value	**$ 263,643.06**
Change in Value of Investments	**$ 628.08**

Margin Account Information

Margin Account Equity	$ 233,839.00
Funds Available Margin	$ 163,687.00

Rate Summary

Schwab MMF	0.36%
Margin Loan Rate	4.50% to 7.50%

G0000010333314V

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 8.76	$ 28.57
Cash Dividends	189.50	1,483.90
Total Income	**$ 198.26**	**$ 1,512.47**

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

CC4A4001-000103 69060

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	29,804.4600	$ 1	$ 29,804.46
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 28.6000	$ 2,860.00
AUTO DATA PROCESSING (M)	ADP	L	150	43.8100	6,571.50
BALDOR ELECTRIC COMPANY (M)	BEZ	L	200	22.5800	4,516.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	31.6500	6,330.00
BELLSOUTH CORPORATION (M)	BLS	L	400	25.8100	10,324.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	42.5500	65,612.10
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	19.7000	5,910.00
HEINZ H J CO (M)	HNZ	L	100	38.1900	3,819.00
I D X SYSTEMS CORP (M)	IDXC	L	300	31.7000	9,510.00
JOHNSON & JOHNSON (M)	JNJ	L	200	54.0300	10,806.00
KADANT INC (M)	KAI	L	300	18.4000	5,520.00
LIZ CLAIBORNE INC (M)	LIZ	L	200	35.1000	7,020.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	34.1600	6,832.00
MCGRAW-HILL COS (M)	MHP	L	300	78.8600	23,658.00
MERCK & CO INC (M)	MRK	L	150	47	7,050.00
PEPSICO INCORPORATED (M)	PEP	L	600	54.4900	32,694.00
PFIZER INCORPORATED (M)	PFE	L	200	35.7600	7,152.00
PITNEY BOWES INC (M)	PBI	L	100	43.7500	4,375.00
ST PAUL TRAVELERS COS (M)	STA	L	200	40.6700	8,134.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	10.2900	5,145.00

Total Account Value **$ 263,643.06**

Transaction Detail

Settle Date	Trade *Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
04/01	04/01	Qualified Dividend	AUTO DATA PROCESSING			$ 21.00
04/01	04/01	Qualified Dividend	MERCK & CO INC			55.50
04/12	04/10	Qualified Dividend	HEINZ H J CO			27.00
04/16	04/16	Qualified Dividend	MC CORMICK & CO INC N-VT NON VOTING SHARES			28.00
04/16	04/16	Qualified Dividend	ST PAUL TRAVELERS COS			58.00
04/20	04/20	Advisor Fee *	MGMTFEE TO ADVISOR			(824.00)
04/15	04/15	Dividend	SCHWAB MONEY MARKET FUND			8.76

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: January 1, 2004 to January 31, 2004

COMPLETED 2/6/04

Account Of

30/01-CC1A4001-000105-LRG-000000000000 69155
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 264,233.00**
Cash & Money Market Funds	√√ $ 24,909.11
Investments	$ 231,209.68
Ending Account Value	**$ 256,118.79**
Change in Value of Investments	**$ 4,327.39**

9.00

Margin Account Information

Margin Account Equity	$ 231,210.00
Funds Available Margin	$ 161,847.00

Rate Summary

Schwab MMF	0.38%
Margin Loan Rate	4.50% to 7.50%

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 4.20	$ 4.20
Cash Dividends	385.40	385.40
Total Income	**$ 389.60**	**$ 389.60**

Schwab One® Account
Account Number: 2630-[redacted]872

Statement Period: January 1, 2004 to January 31, 2004

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	24,909.1100	$ 1	$ 24,909.11
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 29.3600	$ 2,936.00
AUTO DATA PROCESSING (M)	ADP	L	150	42.7500	6,412.50
BALDOR ELECTRIC COMPANY (M)	BEZ	L	200	23.2600	4,652.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	29.1500	5,830.00
BELLSOUTH CORPORATION (M)	BLS	L	400	29.2300	11,692.00
EXXON MOBIL CORPORATION (M)	XOM	L	1,542	40.7900	62,898.18
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	22.6100	6,783.00
HEINZ H J CO (M)	HNZ	L	100	35.3800	3,538.00
I D X SYSTEMS CORP (M)	IDXC	L	300	29.2900	8,787.00
JOHNSON & JOHNSON (M)	JNJ	L	200	53.4200	10,684.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	29.6800	5,936.00
MCGRAW-HILL COS (M)	MHP	L	400	75.0200	30,008.00
MERCK & CO INC (M)	MRK	L	150	47.6000	7,140.00
PEPSICO INCORPORATED (M)	PEP	L	800	47.2600	37,808.00
PFIZER INCORPORATED (M)	PFE	L	200	36.6300	7,326.00
PITNEY BOWES INC (M)	PBI	L	100	40.5800	4,058.00
ST PAUL COMPANIES INC (M)	SPC	L	200	42.1300	8,426.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	12.5900	6,295.00

Total Account Value **$ 256,118.79**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
01/02	01/02	Qualified Dividend	PEPSICO INCORPORATED			$ 128.00
01/05	01/05	Qualified Dividend	BALDOR ELECTRIC COMPANY			28.00
01/05	01/05	Qualified Dividend	BAXTER INTERNATIONAL INC			116.40
01/12	01/10	Qualified Dividend	HEINZ H J CO			27.00
01/16	01/16	Qualified Dividend	ST PAUL COMPANIES INC			58.00
01/21	01/21	Qualified Dividend	MC CORMICK & CO INC N-VT NON VOTING SHARES			28.00
01/22	01/22	Funds Paid	SCHWAB ONE CHECK 0352			(12,000.00)
01/26	01/26	Advisor Fee *	MGMTFEE TO ADVISOR			(827.00)
01/15	01/15	Dividend	SCHWAB MONEY MARKET FUND			4.20
Investments Activity						
01/21	01/15	Bought	AUTO DATA PROCESSING	150	$ 41.0600	$ (6,188.95)
01/21	01/15	Sold	EXXON MOBIL CORPORATION	(600)	40.3700	24,190.91
01/21	01/15	Bought	MERCK & CO INC	150	45.9100	(6,916.45)

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: December 1, 2003 to December 31, 2003

COMPLETED 1/7/04

Account Of

31/12-CCBA4001-000111-LRG-000000000000 70247
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 249,709.85**
Cash & Money Market Funds	$ 26,261.00
Investments	$ 237,972.00
Ending Account Value	**$ 264,233.00**
Change In Value of Investments	**$ 13,743.65**

Margin Account Information

Margin Account Equity	$ 237,972.00
Funds Available Margin	$ 166,580.00

Rate Summary

Schwab MMF	0.39%
Margin Loan Rate	4.50% to 7.50%

G0000011113210P

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 11.79	$ 137.78
Cash Dividends	779.50	5,017.78
Total Income	**$ 791.29**	**$ 5,155.56**

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Schwab One® Account
Account Number: 2630-3872

Statement Period: December 1, 2003 to December 31, 2003

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	26,261	$ 1	$ 26,261.00
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 29.1000	$ 2,910.00
BALDOR ELECTRIC COMPANY (M)	BEZ	L	200	22.8500	4,570.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	30.5200	6,104.00
BELLSOUTH CORPORATION (M)	BLS	L	400	28.3000	11,320.00
EXXON MOBIL CORPORATION (M)	XOM	L	2,142	41	87,822.00
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	23.2100	6,963.00
HEINZ H J CO (M)	HNZ	L	100	36.4300	3,643.00
I D X SYSTEMS CORP (M)	IDXC	L	300	26.8200	8,046.00
JOHNSON & JOHNSON (M)	JNJ	L	200	51.6600	10,332.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	30.1000	6,020.00
MCGRAW-HILL COS (M)	MHP	L	400	69.9200	27,968.00
PEPSICO INCORPORATED (M)	PEP	L	800	46.6200	37,296.00
PFIZER INCORPORATED (M)	PFE	L	200	35.3300	7,066.00
PITNEY BOWES INC (M)	PBI	L	100	40.6200	4,062.00
ST PAUL COMPANIES INC (M)	SPC	L	200	39.6500	7,930.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	11.8400	5,920.00

Total Account Value **$ 264,233.00**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
12/01	12/01	Qualified Dividend	A G L RESOURCES INC			$ 28.00
12/04	12/04	Qualified Dividend	PFIZER INCORPORATED			30.00
12/09	12/09	Qualified Dividend	JOHNSON & JOHNSON			48.00
12/10	12/10	Qualified Dividend	EXXON MOBIL CORPORATION			535.50
12/10	12/10	Qualified Dividend	MCGRAW-HILL COS			108.00
12/12	12/12	Qualified Dividend	PITNEY BOWES INC			30.00
12/31	12/31	Dividend	SCHWAB MONEY MARKET FUND			11.79

Money Funds Detail

Settle Date	Transaction	Quantity	Price	Purchase/Debit	Sale/Credit
MONEY MARKET FUNDS (SWEEP) ACTIVITY					
Opening Shares of SCHWAB MONEY MARKET FUND			**25,469.7100**		
12/02	Purchased	28	$ 1	$ 28.00	
12/05	Purchased	30	1	30.00	
12/10	Purchased	48	1	48.00	

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

COMPLETED

12/10/03

Account Of

28/11-CCAA4001-000108-LRG-000000000000 65368
DAVID F CUNNINGHAM
CUNND RJP
5039 ROUTE 22 A
BENSON VT 05743-9478

Your Independent* Investment Advisor

CLEAN YIELD ASSET MGMT INC
FA MASTER ACCOUNT
PO BOX 117
GREENSBORO VT 05841-0117

(802)533-7178

Account Value Summary

Starting Account Value	**$ 250,332.07**
Cash & Money Market Funds	$ 25,469.71
Investments	$ 224,240.14
Ending Account Value	**$ 249,709.85**
Change in Value of Investments	**$ (829.85)**

Margin Account Information

Margin Account Equity	$ 224,240.00
Funds Available Margin	$ 155,432.00

Rate Summary

Schwab MMF	0.37%
Margin Loan Rate	4.50% to 7.50%

Income Summary

Description	*This Period*	*Year to Date*
Federally Taxable		
Money Funds Dividends	$ 7.56	$ 125.99
Cash Dividends	207.63	4,238.28
Total Income	**$ 215.19**	**$ 4,364.27**

"G0000108320SZ"

Schwab Institutional is a division of Charles Schwab & Co., Inc., ("Schwab"), and provides back office and other services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account
Account Number: 2630-3872

Statement Period: November 1, 2003 to November 30, 2003

Investment Detail

Description	Symbol		Quantity	Price	Market Value
Cash and Money Market Funds (Sweep)					
SCHWAB MONEY MARKET FUND	SWMXX	L	25,469.7100	$ 1	$ 25,469.71
Investments					
A G L RESOURCES INC (M)	ATG	L	100	$ 28.4000	$ 2,840.00
BALDOR ELECTRIC COMPANY (M)	BEZ	L	200	21.7000	4,340.00
BAXTER INTERNATIONAL INC (M)	BAX	L	200	27.8200	5,564.00
BELLSOUTH CORPORATION (M)	BLS	L	400	26.0300	10,412.00
EXXON MOBIL CORPORATION (M)	XOM	L	2,142	36.1700	77,476.14
HAIN CELESTIAL GROUP INC (M)	HAIN	L	300	23.0700	6,921.00
HEINZ H J CO (M)	HNZ	L	100	36.1000	3,610.00
I D X SYSTEMS CORP (M)	IDXC	L	300	25.6000	7,680.00
JOHNSON & JOHNSON (M)	JNJ	L	200	49.2900	9,858.00
MC CORMICK & CO INC N-VT (M) NON VOTING SHARES	MKC	L	200	28.6900	5,738.00
MCGRAW-HILL COS (M)	MHP	L	400	68.5000	27,400.00
PEPSICO INCORPORATED (M)	PEP	L	800	48.1200	38,496.00
PFIZER INCORPORATED (M)	PFE	L	200	33.5500	6,710.00
PITNEY BOWES INC (M)	PBI	L	100	39.7500	3,975.00
ST PAUL COMPANIES INC (M)	SPC	L	200	37.1000	7,420.00
THE CHARLES SCHWAB CORP (M)	SCH	L	500	11.6000	5,800.00

Total Account Value **$ 249,709.85**

Transaction Detail

Settle Date	Trade Date	Transaction	Description	Quantity	Price	Total
Cash & Money Market Fund(s) Activity						
11/03	11/03	Qualified Dividend	BELLSOUTH CORPORATION			$ 92.00
11/03	11/03	Qualified Dividend	S B C COMMUNICATIONS INC			80.23
11/03	11/03	Spec Qual Div	S B C COMMUNICATIONS INC			28.40
11/21	11/21	Qualified Dividend	THE CHARLES SCHWAB CORP			7.00
11/17	11/17	Dividend	SCHWAB MONEY MARKET FUND			7.56
Investments Activity						
11/04	10/30	Sold	IMCO RECYCLING INC	(700)	$ 7.2500	$ 5,044.81

Money Funds Detail

Settle Date	Transaction	Quantity	Price	Purchase/Debit	Sale/Credit
MONEY MARKET FUNDS (SWEEP) ACTIVITY					
Opening Shares of SCHWAB MONEY MARKET FUND			**20,209.7100**		
11/04	Purchased	5,245.4400	$ 1	$ 5,245.44	
11/17	Dividend	7.5600	1	7.56	
11/24	Purchased	7	1	7.00	
Closing Shares of SCHWAB MONEY MARKET FUND			**25,469.7100**		

SCHWAB MMF 0.360%

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2004

VIA UPS OVERNIGHT DELIVERY

Mr. David F. Cunningham
5039 Route 22A
Benson, VT 05743

Mr. Rian F. Fried
President
Clean Yield Asset Management
3 Garvin Hill Road
Greensboro, VT 05841

Dear Messieurs Cunningham and Fried:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Michael Leone for Green Century Capital Management, Inc., concerning a drilling report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. Michael Leone acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by

the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 9 included a letter dated December 9, 2004, from The Clean Yield Group stating that you hold 1,542 shares of Exxon Mobil Corporation stock. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 13, 2004, the date of submission and our receipt of your proposal. The letter from The Clean Yield Group verifies ownership through December 9.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that The Clean Yield Group is a record holder of ExxonMobil stock, nor does The Clean Yield Group appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Michael Leone
Green Century Capital Management, Inc.

Enclosures

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 9, 2004

Mr. H. H. Hubble,
Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Proxy resolution filing: Oil and Gas Drilling in Protected and Sensitive Areas

Dear Mr Hubble:

Clean Yield Asset Management, Inc. is an SEC-registered investment advisory firm specializing in socially responsible investing. Our clients and we are concerned about the potential effects of ExxonMobil's activities in geographic areas that are vulnerable to ecological damage. In addition to irreversible environmental consequences, we believe these activities can damage Exxon's reputation and subsequently diminish the value of XOM shares.

Today, David F. Cunningham, a Clean Yield client, is filing the enclosed shareholder resolution urging that ExxonMobil report on the potential damage of oil and gas drilling in sensitive areas. As you will see from the enclosed filing letter, Mr. Cunningham has designated Clean Yield to represent his interests in regards to this resolution. Kindly direct any correspondence for Mr. Cunningham to me at the letterhead address.

In filing this resolution, Mr. Cunningham joins several other co-filers, including Green Century Capital Management of Boston, Mass. Green Century has agreed to serve as coordinator for all the co-filers.

Thank you for recording this resolution and noting the channels of communication.

Sincerely,

Rian F. Fried, President

SHAREHOLDER PROPOSAL
DEC 13 2004
NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

David F. Cunningham
5039 Route 22A
Benson Vermont 05743

RECEIVED
DEC 13 2004
H. H. HUBBLE

December 9, 2004

ExxonMobil Corporation
Mr. H. H. Hubble,
V.P. Investor Relations and Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Resolution entitled *Oil and Gas Drilling in Protected and Sensitive Areas*, attached

Dear Mr. Hubble:

I am the beneficial owner of 1,542 voting shares of ExxonMobil stock. I have held these shares for several years and have instructed my portfolio manager to maintain a substantial position in ExxonMobil through the company's annual meeting in 2005.

In my capacity as a shareholder, I am hereby filing the captioned resolution, which is enclosed.

Please note that this is the same resolution that has been filed by several other shareholders, including Green Century Capital Management of Boston, Mass. Green Century has agreed to serve as primary filer and spokesperson for all co-filers in matters arising from this resolution.

Further, please note that I have authorized Clean Yield Asset Management, Inc., of Greensboro, Vermont, to act on my behalf with regard to all matters relative to this shareholder resolution, including dialogue with company officials and serving as my legal proxy at the annual shareholders' meeting.

Kindly address any correspondence relative to this shareholder resolution directly to Clean Yield at the following address:

Clean Yield Asset Management
Attn: Richard Hausman or Rian Fried
4 Garvin Hill Road P.O. Box 117
Greensboro, VT 05841

Telephone: 802-533-7178
Fax: 802-533-2907
E-mail: rian@cleanyield.com

Thank you for addressing this matter and noting the delegation of authority.

Sincerely,

David F. Cunningham 12/9/04
David F. Cunningham

cc: Rian Fried, Pres., Clean Yield Asset Management
Michael Leone, Green Century Capital Management
Leslie Lowe, Interfaith Center for Corporate Responsibility

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

THE CLEAN YIELD GROUP

P.O. Box 117
Garvin Hill Road
Greensboro, VT 05841
(800) 809-6439
Fax: (802) 533-2907
www.cleanyield.com

December 9, 2004

To whom it may concern:

This letter will certify that David F. Cunningham of Benson, Vermont is the beneficial owner of 1,542 shares of ExxonMobil stock. He has held these shares for many years.

Mr. Cunningham has instructed me, as his portfolio manager, to retain his ownership position in ExxonMobil through the company's annual meeting in 2005.

Sincerely,

Rian F. Fried, President

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om>

12/15/04 11:38 AM
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To: denise.k.lowman@exxonmobil.com
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***Do not reply to this e-mail. UPS and ExxonMobil Corp. will not receive your reply.

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Clean Yield Asset Management
3 Garvin Hill Road
GREENSBORO
VT
05841
US

UPS Service: NEXT DAY AIR
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12/15/04 12:34 PM
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To: denise.k.lowman@exxonmobil.com
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Subject: UPS Delivery Notification, Tracking Number 1Z75105X0199280082

***Do not reply to this e-mail. UPS and ExxonMobil Corp. will not receive your reply.

At the request of ExxonMobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

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Shipment Detail

Ship To:
Mr. David F. Cunningham
Mr. David F. Cunningham
5039 Route 22A
BENSON
VT
057439478
US

UPS Service: NEXT DAY AIR
Shipment Type: Letter

Tracking Number: 1Z75105X0199280082
Reference Number 1: 0137/6401

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Martha H. Davis
5050 South Albion Street
Littleton, CO 80121

Dear Ms. Davis:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Michael Leone for Green Century Capital Management, Inc., concerning a drilling report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. Michael Leone acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Ms. Martha H. Davis
December 15, 2004
Page two

At this date we have not received proof of shareholdings. You stated in your letter of December 10 that this information would be provided. This information must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Michael Leone
Green Century Capital Management, Inc.

Enclosures

RECEIVED
DEC 15 2004
H. H. HUBBLE

December 10, 2004

ExxonMobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL
DEC 15 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

To Whom It May Concern,

I own 2,000 shares of ExxonMobil in a partnership (MHD-RLS Partnership, Ltd) of which I am the managing partner. I believe that businesses with a commitment to customers, employees, community and the environment will prosper in the long term. Among my top social objectives is the assurance that the companies I own are doing all that they can to protect the environment. I belong to Rachel's Network, a national, bipartisan group of philanthropic women whose main objective is stewardship of the earth. They represent a growing concern among women investors about how the neglect of environmental issues might negatively impact their investments.

Therefore, I am submitting the enclosed shareholder proposal on Drilling in Protected and Sensitive Areas as a cosponsor with Green Century Capital Management for inclusion in the 2005 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of ExxonMobil Inc. shares. I have been a shareholder for more than one year and will provide verification of ownership position upon request. I will continue to be an investor through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I am co-filing this resolution with Green Century because of my concern regarding the company's policies and practices related to protected and sensitive areas. This includes areas of high ecological value, such as the Arctic National Wildlife Refuge, as well as areas of great cultural significance. The company's global operations require it to make decisions as to where it will seek to operate and how it will manage environmental and cultural risks in the areas in which it does choose to

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

---

452 words, excluding title.
For more information, contact Michael Leone at Green Century Capital Management, Inc., 617-482-0800, or Athan Manuel at the U.S. PIRG Education Fund, 202-546-9707, amanuel@pirg.org

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

RECEIVED
DEC 22 2004
S.M. DERKACZ

12/21/04

To whom it may concern,

This is to confirm that on 12/15/2004 in Charles Schwab & Co. account 6322-7856 registered to MHD-RLS Interests LTD Partnership controlled by Martha H Davis held over $2,000 of Exxon Mobil Corporation symbol XOM.
Our records indicate that these shares have been continuously held in the account longer than 12 months from the above date.

Sincerely,

Jason E. Lesko

Jason E. Lesko
Senior Relationship Specialist

Schwab Institutional 1958 SUMMIT PARK DRIVE STE 500 ORLANDO, FL 32810-5938

FAX

Date:

Number of pages including cover sheet: 2

To: KARL

Phone:

Fax phone:

CC:

From: JASON

Phone: 800-447-1000 Team 5

Fax phone: 407-806-6320

REMARKS: ☐ Urgent ☐ For your review ☐ Reply ASAP ☐ Please comment

Hope this helps!

Please let me know if this doesn't meet your needs. I'd be happy to adjust. Thanks!

"QuantumView"
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12/17/04 10:31 PM
Please respond to auto-notify

To: denise.k.lowman@exxonmobil.com
cc:
Subject: UPS Delivery Notification, Tracking Number 1Z75105X0195320045

***Do not reply to this e-mail. UPS and ExxonMobil Corp. will not receive your reply.

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Important Delivery Information

Delivery Date / Time: 17-December-2004 / 8:56 AM
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Ship To:
Ms. Martha H. Davis
Ms. Martha H. Davis
5050 South Albion Street
LITTLETON
CO
801212006
US

UPS Service: NEXT DAY AIR
Shipment Type: Letter

Tracking Number: 1Z75105X0195320045
Reference Number 1: 0137/6401

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 3, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. Michael Leone
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

Dear Mr. Leone:

This will acknowledge receipt of the proposal concerning a biodiversity report, which you have submitted on behalf of Green Century Capital Management, Inc. in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since Green Century Capital Management, Inc. does not appear on our records as a registered shareholder, you must submit proof that Green Century Capital Management, Inc. meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 1, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 1, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. You stated in your letter of November 30 that this information would follow. This information must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Henry H Hubble

Enclosure

GREEN CENTURY FUNDS

SHAREHOLDER PROPOSAL

DEC 01 2004

NO. OF SHARES_______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
info@greencentury.com
www.greencentury.com

RECEIVED
DEC 01 2004
H. H. HUBBLE

November 30, 2004

ExxonMobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

BY OVERNIGHT MAIL

To Whom It May Concern,

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement for the 2005 annual meeting. Green Century holds over $2,000 worth of stock in ExxonMobil, has held this position for over a year, and intends to hold it through the date of the annual meeting. Verification of ownership will be sent in the near future. We believe that this filing is in accordance with Rule 14 a-8 of the Securities Exchange Act of 1934. If you have any questions regarding the validity of any part of this filing, please contact me at the address above. *Please list Green Century as the primary filer of this resolution.*

Green Century operates a family of environmentally responsible mutual funds. Green Century Funds' investors seek to invest in those companies committed to responsible environmental practices as well as strong financial performance, as we believe those companies will prosper in the long term.

Green Century is filing this resolution because of our concern regarding our company's policies and practices related to protected and sensitive areas. We mean this to include areas of high ecological value, such as the Arctic National Wildlife Refuge, as well as areas of great cultural significance. Our company's global operations require it to make decisions as to where it will seek to operate and how it will manage environmental and cultural risks in the areas in which it does choose to operate. Green Century would like to learn more about how our company makes these decisions, as we believe that these decisions can have a significant impact on shareholder value.

ExxonMobil's competitors have indicated that they believe that this issue is growing in importance and must be handled responsibly by the industry. Last year, Royal Dutch/Shell (Shell) announced that it would refrain from operating in sites designated by

UNESCO as World Heritage Sites. This policy, while only a first step, is significant because it demonstrated that Shell is committed to engaging transparently with stakeholders on this issue, and that it was willing to consider refraining from operating in the most sensitive areas. BP plc has also engaged consistently with shareholders and other stakeholders on this issue. We believe this issue will only become more relevant to our company in the years ahead, and that the development of a proactive policy in this area can enhance shareholder value while protecting environmentally and culturally sensitive areas.

We would welcome the opportunity to speak with you on this issue, and we would consider withdrawing this resolution if the company is willing to take specific action on the issues presented in our resolution.

I look forward to hearing from you on this important issue.

Sincerely,

Michael Leone
Green Century Capital Management, Inc.

Enclosure: Resolution

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

---

452 words, excluding title.
For more information, contact Michael Leone at Green Century Capital Management, Inc., 617-482-0800, or Athan Manuel at the U.S. PIRG Education Fund, 202-546-9707, amanuel@pirg.org

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GREEN CENTURY CAPITAL MANAGEMENT, I
MR. MICHAEL LEONE
29 TEMPLE PLACE, SUITE 200
BOSTON MA 02111-1350

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EXXONMOBIL CORP:
LOWMAN DENISE K
5959 LAS COLINAS BLVD
IRVING TX 75039

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Company Support: 281-847-6511 LOCAL EXXON DEPT. ADMINISTRATOR

GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC.
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617 482.0800 / FAX: 617 422.0881
info@greencentury.com
www.greencentury.com

RECEIVED
DEC 10 2004
H. H. HUBBLE

December 9, 2004

ExxonMobil Corporation
Henry Hubble, Secretary
5959 Las Colinas Blvd.
Irving, TX 75039-2298

BY OVERNIGHT MAIL

Dear Mr. Hubble:

Green Century Capital Management, Inc. (Green Century) is filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement for the 2005 annual meeting. Green Century meets the eligibility requirements for filing a shareholder resolution as delineated in Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. You will find enclosed a statement verifying Green Century's ownership of ExxonMobil stock. We intend to maintain this holding through the date of the annual meeting, and a representative will be present at the meeting to move this resolution. Please list Green Century as the primary filer of this resolution. *This filing supersedes our previous filing, which was dated November 30, 2004.*

In your letter of December 3, you stated that the company is interested in discussing this proposal with me. I would welcome such discussions, and I look forward to hearing from you.

Sincerely,

Michael Leone
Green Century Capital Management, Inc.

Enclosure: Resolution
Ownership verification

SHAREHOLDER PROPOSAL

DEC 10 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

---

452 words, excluding title.
For more information, contact Michael Leone at Green Century Capital Management, Inc., 617-482-0800, or Athan Manuel at the U.S. PIRG Education Fund, 202-546-9707, amanuel@pirg.org

THE Vanguard GROUP

December 6, 2004

GREEN CENTURY CAPITAL
MANAGEMENT INC
29 TEMPLE PL STE 200
BOSTON, MA 02111-1350

RE: RE: Exxon Mobile Corporation

Dear Mr. Leone:

Thank you for contacting Vanguard Brokerage Services (VBS).

We are writing in response to your request for information regarding your shares of Exxon Mobil (XOM).

Our research has determined that as of today, December 6, 2004, you have held shares of the above referenced security for just over one year. In addition, this position has maintained a value in excess of $2000.00 for the past 12 months.

If you have any questions, please call VBS Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

Vanguard Brokerage Services

KI/EAG

10085391

Post Office Box 2600, Valley Forge, Pennsylvania 19482-2600
(610) 669-1000 · www.vanguard.com

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2004

VIA UPS - OVERNIGHT DELIVERY

Mr. Michael Leone
Green Century Capital Management, Inc.
29 Temple Place, Suite 200
Boston, MA 02111

Dear Mr. Leone:

As we explained in detail in our letter to you of December 3, 2004, to verify your eligibility to submit a shareholder proposal for ExxonMobil's 2005 annual meeting, you must provide evidence from the record holder of your securities (since you do not appear on our records as a registered shareholder) that you continuously held at least $2,000 in market value of ExxonMobil stock for at least one year by the date you submit your proposal. As we noted further in our December 3 letter, the date of submission of your proposal is December 1, 2004, the date the proposal was received at our principal executive offices.

We received a fax dated December 6, 2004 from Vanguard Brokerage Services. The letter states that "as of today, December 6, 2004, you have held shares of the above referenced [ExxonMobil] security for just over one year. In addition, this position has maintained a value in excess of $2,000 for the past 12 months."

This letter does not verify that you had owned your ExxonMobil shares for at least one year by December 1, 2004, the date of submission of your proposal, since this letter leaves open the possibility that you acquired your shares after December 1, 2003, but prior to December 6, 2003. In that case, the statement in the letter would be accurate but you would not be eligible to submit this proposal for the 2005 annual meeting since you would not have been the owner of the required amount of securities. In order to cure this deficiency, you must provide a letter from the record owner of your securities that you owned at least $2,000 of ExxonMobil stock for at least one year by December 1, 2004, as explained in our prior letter to you. In addition, as explained below, we require additional information regarding the manner in which Vanguard holds

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GREEN CENTURY FUNDS

GREEN CENTURY CAPITAL MANAGEMENT, INC
29 TEMPLE PLACE SUITE 200
BOSTON, MA 02111
TEL: 617.482.0800 / FAX: 617.422.0881

RECEIVED
DEC 27 2004
S.M. DERKACZ

December 22, 2004

Exxon Mobil Corporation
Henry Hubble
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

Thank you for your letter of December 14. I'm writing to answer the questions you raised in this letter regarding our filing of a shareholder resolution for the proxy ballot of Exxon Mobil's 2005 shareholder meeting.

Green Century intended its submission of December 9, 2004 to be its sole proposal for the proxy ballot of this annual meeting. We do not wish to pursue more than one proposal. We consider this submission to be complete and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As you requested, we have obtained information from Vanguard, our broker, regarding Vanguard's participation in the DTC system. Vanguard's direct DTC participant is Pershing, LLC, and Pershing's DTC number is 0443. We hope and expect that this information will enable you to establish Green Century's holding of Exxon Mobil shares, and its eligibility to file a shareholder resolution.

If you have any additional questions, or require any additional information, please contact me as soon as possible. My email is mleone@greencentury.com, and my phone number is 617-482-0800.

Thank you for your consideration of this matter. I look forward to hearing from you.

Sincerely,

Michael J Leone

Michael Leone

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Mr. Steve Lippman
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

Dear Mr. Lippman:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Mr. William Saunders the proposal previously submitted by Mr. Michael Leone for Green Century Capital Management, Inc. concerning a drilling report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. Michael Leone acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Mr. William Saunders does not appear on our records as a registered shareholder, you must submit proof that Mr. William Saunders meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a letter dated December 9, 2004, from Charles Schwab stating that Mr. Saunders has held 355 shares of Exxon Mobil Corporation stock since January 12, 2004. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from Charles Schwab verifies ownership through December 9. Moreover, if these shares were bought on January 12, 2004, they have not been held for one full year.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Michael Leone,
Green Century Capital Management, Inc.

Enclosures

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

December 10, 2004

RECEIVED
DEC 14 2004
H. H. HUBBLE

Mr. Henry Hubble
Secretary
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

TRILLIUM ASSET MANAGEMENT is an investment firm specializing in socially responsible asset management, and a number of our clients hold ExxonMobil stock. I am writing to notify you of our intention to file a shareholder resolution with ExxonMobil asking the company's Board of Directors to report to shareholders on the potential environmental damage that would result from the company drilling for oil and gas in protected areas, national parks, monuments, wildlife refuges, and World Heritage Sites.

In filing this resolution we are acting as a co-filer of the identical resolution sponsored by Green Century Capital Management. Mr. Michael Leone of Green Century will serve as our primary contact for this resolution. We would appreciate that you copy us on any correspondence related to this resolution.

Trillium Asset Management Corp. submits this resolution for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution on behalf of our client the William C. Saunders Rev. Living Trust, which is the beneficial owner of 355 shares of ExxonMobil common stock that have been held for more than one year. Enclosed is a letter from Mr. William Saunders authorizing TRILLIUM ASSET MANAGEMENT to represent the Trust in this matter and verification of ownership is also provided.

Thank you for your consideration of the important issues raised in this resolution.

Sincerely,

Steve Lippman

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105
(206) 633-7815

SHAREHOLDER PROPOSAL
DEC 14 2004
NO. OF SHARES ____
DISTRIBUTION: HHH: FLR: REG
JEP: DGH: SMD

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: (617) 482-6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Exxon Mobil.

I am the beneficial owner of 355 shares of Exxon Mobil common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2005.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

William C. Saunders

William C. Saunders, Trustee
William C. Saunders Rev. Living Trust
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

December 2, 2004
Date

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 9, 2004

TO WHOM IT MAY CONCERN:

Re: William Saunders Rev. Living Trust/Account # 1196-8795

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 355 shares of common stock in Exxon Mobil. These shares have been held continuously since January 12, 2004.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

Trillium
ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 *fax* 617-482-6179 *toll-free* 800-548-5684

December 17, 2004

Mr. David Henry
Section Head
Shareholder Relations
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irving, TX 75039

RECEIVED
DEC 21 2004
S.M. DERKACZ

Dear Mr. Henry:

Per your letter dated December 15, 2004, we are providing verification of ownership through December 14, 2004, the date of submission of the resolution to the company on behalf of William Saunders and his holding of 355 shares of ExxonMobil common stock.

Sincerely,

Robyn Young
Social Research & Advocacy
Trillium Asset Management

Enclosures

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

December 14, 2004

TO WHOM IT MAY CONCERN:

Re: William Saunders Rev. Living Trust/Account # 11968795

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 355 shares of common stock in Exxon Mobil. These shares have been held continuously for at least one year prior to December 14, 2004.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Antonia Clark
3118 Madeline Street
Oakland, CA 94602

Dear Ms. Clark:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Michael Leone for Green Century Capital Management, Inc., concerning a drilling report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. Michael Leone acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Ms. Antonia Clark
December 15, 2004
Page two

Your letter of December 10 included a letter dated December 13, 2004, from Linda Jacobs stating that you have held over $2,000 in market value of Exxon Mobil Corporation stock for over a year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from Linda Jacobs verifies ownership through December 13.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that either Linda Jacobs or Cambridge Investment Research, Inc. is a record holder of ExxonMobil stock, nor does either appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Michael Leone
Green Century Capital Management, Inc.

Enclosures

Antonia Clark
3118 Madeline St.
Oakland, California 94602

December 10, 2004

ExxonMobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 14 2004
H. H. HUBBLE

BY OVERNIGHT MAIL

To Whom It May Concern,

I, Antonia Clark, am filing the enclosed shareholder resolution for inclusion in ExxonMobil's proxy statement for the 2005 annual meeting. I hold over $2,000 worth of stock in ExxonMobil, have held this position for over a year, and intend to hold it through the date of the annual meeting. I believe that this filing is in accordance with Rule 14 a-8 of the Securities Exchange Act of 1934. If you have any questions regarding the validity of any part of this filing, please contact me at the address above, or my financial advisor, Linda Jacobs, at (510) 549-8777.

I look forward to hearing from you on this important issue.

Sincerely,

Antonia Clark

Enclosure: Resolution

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Oil and Gas Drilling in Protected and Sensitive Areas

WHEREAS, biodiversity is being lost at an alarming rate and that there is a need to preserve the Earth's remaining species of plants and animals.

WHEREAS, protected and sensitive areas are essential for supporting biodiversity. Oil and gas drilling and development in these areas are likely to have negative impacts on biodiversity. For example, the U.S. Department of the Interior estimates that oil and gas drilling in the coastal plain of the Arctic National Wildlife Refuge will displace or damage up to 40 percent of the Porcupine River Caribou herd, threaten denning areas for polar bears, and disturb ecosystems that support more than 120 species of migratory birds. The company has already started drilling off of Sakhalin Island in eastern Russia. The Sakhalin I project, which is being developed by Exxon Neftegaz Limited, will adversely impact the world's last remaining Western Pacific grey whales and important fisheries including Pacific salmon;

WHEREAS, as shareholders, we believe there is a need to study and report on the impact on our company's value from decisions to do business in sensitive areas or areas of high conservation value (ecologically sensitive, biologically rich or environmentally sensitive cultural areas).

WHEREAS, preserving sensitive ecosystems will enhance our company's image and reputation with consumers, elected officials, current and potential employees, and investors;

WHEREAS, some of our major competitors have already enacted such a policy and are members of the Energy Biodiversity Initiative,

RESOLVED, shareholders request that the independent directors of the Board of ExxonMobil prepare a report, at reasonable cost and omitting proprietary information, on the potential environmental damage that would result from the company drilling for oil and gas in protected areas such as IUCN Management Categories I-IV and Marine Management Categories I-V, national parks, monuments, and wildlife refuges (such as the Arctic National Wildlife Refuge), and World Heritage Sites. The report should consider the implications of a policy of refraining from drilling in such areas and should be available to investors by the 2006 annual meeting.

Supporting Statement

We agree with the company when it states "ExxonMobil recognizes the protection of biodiversity - the variety and complexity of life - as an important conservation issue that presents broad challenges to society."

We welcome this interest in biodiversity, and as shareholders we strongly believe, in addition to recognizing the issue, there is a need to study and disclose the impact on our company's value from decisions to do business in protected and sensitive areas. This would allow shareholders to assess the risks created by the company's activity in these areas as well as the company's strategy for managing these risks.

Vote YES for this proposal, which will improve our company's reputation and make ExxonMobil a leader in promoting biodiversity.

---

452 words, excluding title.
For more information, contact Michael Leone at Green Century Capital Management, Inc., 617-482-0800, or Athan Manuel at the U.S. PIRG Education Fund, 202-546-9707, amanuel@pirg.org

LINDA JACOBS

Socially Responsible Investing
Insurance and Financial Planning

1510E Walnut Street • Berkeley, California 94709 • (510) 549-8777 • Fax (510) 649-1622

December 13, 2004

ExxonMobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Antonia Clark/ Verification of Ownership

To Whom It May Concern,

I am Antonia Clark's financial advisor, and the broker on her portfolio. I hereby verify that Antonia Clark holds over $2,000 worth of stock in ExxonMobil, has held this position for over a year, and intends to hold it through the date of the annual meeting.

If you need more specific information or have any questions, please do not hesitate to call me.

Very truly yours,

Linda Jacobs

"QuantumView"
<QuantumViewNotify@ups.c
om>

12/16/04 12:47 PM
Please respond to auto-notify

To: denise.k.lowman@exxonmobil.com
cc:
Subject: UPS Delivery Notification, Tracking Number 1Z75105X0193496619

***Do not reply to this e-mail. UPS and ExxonMobil Corp. will not receive your reply.

At the request of ExxonMobil Corp., this notice is to confirm that the following shipment has been delivered.

Important Delivery Information

Delivery Date / Time: 16-December-2004 / 9:38 AM
Driver Release Location: FRONT DOOR

Shipment Detail

Ship To:
Ms. Antonia Clark
Ms. Antonia Clark
3118 Madeline Street
OAKLAND
CA
946023933
US

UPS Service: NEXT DAY AIR
Shipment Type: Letter

Tracking Number: 1Z75105X0193496619
Reference Number 1: 0137/6401

LINDA JACOBS

Socially Responsible Investing
Insurance and Financial Planning

1510E Walnut Street • Berkeley, California 94709 • (510) 549-8777 • Fax (510) 649-1622

December 20, 2004

RECEIVED
DEC 21 2004
S.M. DERKACZ

ExxonMobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 21 2004
H. H. HUBBLE

BY OVERNIGHT MAIL

To Whom It May Concern,

Enclosed please find the proof of ownership requested by David G. Henry in his letter of December 15, 2004, a copy of which is also enclosed..

Please call me if you need further information.

Sincerely,

Linda Jacobs

Enclosure: Brokerage account statements
Verification of ownership letter from Schwab Institutional
Copy of David G. Henry's letter requesting Verification of Ownership

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Ms. Antonia Clark
3118 Madeline Street
Oakland, CA 94602

Dear Ms. Clark:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Mr. Michael Leone for Green Century Capital Management, Inc., concerning a drilling report in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Green Century Capital Management, Inc. will be the sponsor of this proposal. Enclosed is a copy of our letter to Mr. Michael Leone acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 10 included a letter dated December 13, 2004, from Linda Jacobs stating that you have held over $2,000 in market value of Exxon Mobil Corporation stock for over a year. This letter does not adequately establish your eligibility to submit a shareholder proposal. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least one year as of December 14, 2004, the date of submission and our receipt of your proposal. The letter from Linda Jacobs verifies ownership through December 13.

In addition, the proof of ownership must be submitted by the record holder of your shares. The records of our transfer agent do not indicate that either Linda Jacobs or Cambridge Investment Research, Inc. is a record holder of ExxonMobil stock, nor does either appear on DTC's records as a direct participant in the DTC system.

Documentation establishing your eligibility and correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Michael Leone
Green Century Capital Management, Inc.

Enclosures

Charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

December 20, 2004

Exxon Mobil Corporation
Attn: Corporate Secretary
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Shareholder Verification of Ownership

To Whom It May Concern:

Please be advised that Shareholder, Antonia Clark, has held 100 shares long of XOM in Charles Schwab account 4192-7032 continuously from the time of transfer on 02/12/2004 through the close of trading on 12/17/2004.

100 Shares were held long in her account on 12/14/2004.

Sincerely,

Ann M Lonergan

Ann M. Lonergan
Registered Representative
Charles Schwab Institutional
3133 E Camelback Rd
Phoenix, AZ 85016
(877) 298-8131

cc: First Affirmative Financial Network, Advisor
Antonia Clark, Account Owner

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING DECEMBER 31, 2003

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101-097062-173

Realized Gain/(Loss)

	Quantity	Date Acquired	Date Sold	Adjusted Total Cost	Proceeds	Realized Gain/(Loss)	Additional Information
Totals for closing transactions with cost data available				$71,522.57	$40,477.52	($31,045.05)	
Total Proceeds					$85,457.37		

Summary

	Short-Term	Long-Term	Total
Unrealized gain	$13,525.26	$54,023.15	$67,548.41
Unrealized (loss)	($2,208.21)	($46,895.18)	($49,103.39)
Realized gain YTD	$0.00	$0.00	$0.00
Realized (loss) YTD	$0.00	($31,045.05)	($31,045.05)

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101-097062-173

Unrealized Gain/(Loss)	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
PASADENA ELEC BE 4 1/2 8-01-05	25,000	10-08-99		please provide	26,274.75		
SAN DIEGO TRAN BE 5 1/4 4-01-06	50,000	10-08-99		please provide	54,153.00		
ANAHEIM GO REF BE 4.700 10-01-07	25,000	10-08-99		please provide	25,685.00		
MTN VIEW PK-A BE 3.900 8-01-09	25,000	08-02-01	100.2548	25,063.72	26,889.75	1,826.03	Long Term
RIVERSIDE TRAN BE 3.000 10-01-09	25,000	02-14-03	100.5419	25,135.48	25,642.75	507.27	Short Term
CLAREMONT USD BE 3 5/8 11-01-10	25,000	11-15-01	100.0000	25,000.00	26,264.25	1,264.25	Long Term
DELANO JT UHSD BE 4.000 2-01-11	25,000	02-22-02	100.7450	25,186.25	26,452.00	1,265.75	Long Term
FOLSOM USD-A BE 4.000 10-01-12	50,000	07-09-02	100.5100	50,255.00	52,534.50	2,279.50	Long Term
Totals for positions with cost data available				$512,799.73	$531,244.75	$18,445.02	
Total Market Value for all positions					$1,026,634.00		

The "Total Cost" and "Unit Cost" for Fixed Income Unit Trusts, Mortgage-Backed Securities, and Zero Coupon Bonds has been adjusted to reflect any partial return of principal or capital that may have been paid to you, or accreted interest earned, since your purchase date. In the event that the accumulated total return of principal or capital is greater than the provided original cost, the adjusted cost will be "0.00".

Realized Gain/(Loss)	Quantity	Date Acquired	Date Sold	Adjusted Total Cost	Proceeds	Realized Gain/(Loss)	Additional Information
Long Term							
AOL TIME WARNER	300	06-15-01	05-30-03	15,125.12	4,471.85	(10,653.27)	Long Term
AOL TIME WARNER	100	11-15-01	05-30-03	3,861.79	1,490.62	(2,371.17)	Long Term
AOL TIME WARNER	400	12-28-01	05-30-03	13,338.67	5,962.47	(7,376.20)	Long Term
BELLSOUTH CORP	336	03-28-00	07-21-03	please provide	8,255.29		
HEINZ H J CO 6 7/8 1-15-03	25,000	01-25-93	01-15-03	25,315.35	25,000.00	(315.35)	Long Term
INTERPUBLIC GROUP OF COS INC	100	03-28-00	02-14-03	please provide	888.14		
INTERPUBLIC GROUP OF COS INC	400	09-21-00	02-14-03	13,881.64	3,552.58	(10,329.06)	Long Term
MICROSOFT CORP	500	03-28-00	10-09-03	please provide	14,431.71		
ROYAL DUTCH PETE NY 1.25 GU	300	03-28-00	12-18-03	please provide	14,978.14		
SBC COMMUNICATIONS	295	03-28-00	10-09-03	please provide	6,426.57		
Sub Total Long Term				$71,522.57	$40,477.52	($31,045.05)	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON-CLARK
3118 MADELINE ST

Account Number
101-097062-173

Unrealized Gain/(Loss)

	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
HEWLETT PACKARD							
	1,000	03-28-00		please provide	22,970.00		
KOHLS CORPORATION WISC							
	200	02-14-03	51.7833	10,356.66	8,988.00	(1,368.66)	Short Term
	100	05-30-03	53.3355	5,333.55	4,494.00	(839.55)	Short Term
	300		52.3007	15,690.21	13,482.00	(2,208.21)	
MEDTRONIC INC							
	300	03-12-01	49.1638	14,749.15	14,583.00	(166.15)	Long Term
	200	06-15-01	44.5843	8,916.87	9,722.00	805.13	Long Term
	500		47.3320	23,666.02	24,305.00	638.98	
MICROSOFT CORP							
	1,500	03-28-00		please provide	41,055.00		
NOKIA CP ADR							
	800	12-10-02	17.7648	14,211.90	13,600.00	(611.90)	Long Term
OMNICOM GROUP							
	100	02-14-03	54.2255	5,422.55	8,733.00	3,310.45	Short Term
PFIZER INC							
	2,645	06-21-00		please provide	93,447.85		
	2,355	06-21-00		please provide	83,202.15		
	5,000			N/A	176,650.00	N/A	
PROCTER & GAMBLE							
	400	10-28-91	20.9073	8,362.95	39,952.00	31,589.05	Long Term
ROYAL DUTCH PETE NY 1.25 GU							
	400	03-28-00		please provide	20,956.00		
SAFEWAY INC COM NEW							
	300	11-15-01	44.6056	13,381.70	6,573.00	(6,808.70)	Long Term
	200	04-12-02	44.0524	8,810.48	4,382.00	(4,428.48)	Long Term
	500		44.3843	22,192.18	10,955.00	(11,237.18)	
STAPLES INC							
	800	05-09-00	16.9801	13,584.15	21,840.00	8,255.85	Long Term
VODAFONE GP PLC ADS							
	500	07-21-03	18.6947	9,347.35	12,520.00	3,172.65	Short Term
WALGREEN CO							
	400	10-09-03	33.5450	13,418.02	14,552.00	1,133.98	Short Term
WELLS FARGO & CO NEW							
	100	05-30-03	48.9355	4,893.55	5,889.00	995.45	Short Term
Municipal Bonds							
A CORPS EQUIP BE 4.174 8-01-04	50,000	08-10-00	100.1424	50,071.24	50,911.50	840.26	Long Term

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING DECEMBER 31, 2003

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101-097062-173

Unrealized Gain/(Loss)

	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
AMERICAN INTERNATIONAL GP							
	200	12-28-00	98.7517	19,750.35	13,256.00	(6,494.35)	Long Term
	200	03-12-01	80.1842	16,036.85	13,256.00	(2,780.85)	Long Term
	200	12-06-01	82.9442	16,588.85	13,256.00	(3,332.85)	Long Term
	600		87.2934	52,376.05	39,768.00	(12,608.05)	
APPLIED MATERIALS INC							
	500	12-18-03	22.1665	11,083.26	11,220.00	136.74	Short Term
AUTOMATIC DATA PROCESSING INC							
	100	02-17-00	46.4480	4,644.80	3,961.00	(683.80)	Long Term
	200	05-09-00	51.2649	10,252.98	7,922.00	(2,330.98)	Long Term
	200	12-28-00	64.3767	12,875.35	7,922.00	(4,953.35)	Long Term
	500		55.5462	27,773.13	19,805.00	(7,968.13)	
BP PLC ADS							
	382	04-24-00		please provide	18,851.70		
	328	04-24-00		please provide	16,186.80		
	710			N/A	35,038.50	N/A	
CINTAS CORP							
	200	02-14-03	39.1474	7,829.49	10,020.00	2,190.51	Short Term
	100	05-30-03	37.7919	3,779.19	5,010.00	1,230.81	Short Term
	300		38.6956	11,608.68	15,030.00	3,421.32	
CISCO SYS INC							
	200	02-17-00	64.8817	12,976.35	4,846.00	(8,130.35)	Long Term
	300	03-12-01	19.5055	5,851.65	7,269.00	1,417.35	Long Term
	200	06-15-01	17.7079	3,541.58	4,846.00	1,304.42	Long Term
	700		31.9565	22,369.58	16,961.00	(5,408.58)	
EXXON MOBIL CORP							
	1,200	07-18-01		please provide	49,200.00		
FIRST DATA CORP							
	100	10-09-03	40.4761	4,047.61	4,109.00	61.39	Short Term
	300	10-09-03	40.4828	12,144.85	12,327.00	182.15	Short Term
	400		40.4811	16,192.46	16,436.00	243.54	
FISERV INC WISCONSIN							
	300	05-09-00	28.9548	8,686.44	11,862.00	3,175.56	Long Term
	100	05-30-03	33.5014	3,350.14	3,954.00	603.86	Short Term
	400		30.0914	12,036.58	15,816.00	3,779.42	
GENERAL ELECTRIC CO							
	500	08-06-01	42.0945	21,047.27	15,490.00	(5,557.27)	Long Term
	200	04-12-02	34.0607	6,812.15	6,196.00	(616.15)	Long Term
	700		39.7991	27,859.42	21,686.00	(6,173.42)	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST. 3RD FL
SAN FRANCISCO, CA 94111
(415) 693-6027

MS ANTONIA ALSTON-CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number
101-097062-173

AAA Customer Service
1-800-869-3326
Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

GAIN AND LOSS SUMMARY

The Gain and Loss Information is provided for informational purposes only. We recommend that you contact your tax advisor to
determine the appropriate information to be used in the preparation of your tax return. This Gain and Loss Summary is not a
substitute 1099 form (or any other appropriate tax form) and should not be filed with your taxes.

For most securities purchased after 1985 through Morgan Stanley DW Inc., the necessary data, including cost basis (purchase
price), is provided to estimate gain or loss. Please note that although Morgan Stanley DW Inc. makes every effort to adjust
the cost basis for such securities' capital changes, it does not adjust the cost basis for all events, including amortization of
non-municipal bond premiums; exercise of stock options; securities deemed to have been sold and simultaneously repurchased; receipt
of cash in lieu of fractional shares; or the net effect of wash sales and/or short sales against the box.

For securities not purchased through Morgan Stanley DW Inc., for example, securities purchased elsewhere and later transferred
to it, you will need to supply the relevant information either to your Financial Advisor or directly onto ClientServ, independently
of Morgan Stanley DW Inc. In either case, it is your responsibility to ensure the accuracy of this information, since Morgan
Stanley DW Inc. has no knowledge of such assets' cost basis. To correct any information supplied by Morgan Stanley DW Inc., please
inform your Financial Advisor; to correct any information supplied by you, you may either inform your Financial Advisor or input
the data directly yourself through ClientServ.

For Managed Futures funds, these funds may typically be redeemed only once monthly, at the fund's final net asset value ("NAV")
as of each month's end. The fund's final NAV for each month - and therefore the exact amount of any investor's gain or loss
realized that month - becomes available, however, only midway into the following month. Separately, all unrealized gain and loss
figures are only estimates. Morgan Stanley DW Inc. does not guarantee nor will it independently verify the accuracy of the
information in the Gain and Loss Summary.

Unrealized Gain/(Loss)	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
Stocks							
Common Stocks							
RICAN EXPRESS CO							
	502	05-10-00		please provide	24,211.46		
	398	05-10-00		please provide	19,195.54		
	900			N/A	43,407.00	N/A	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON-CLARK
3118 MADELINE ST

Account Number
101-097062-173

Tax Information

	This Month	Year-to-Date		This Month	Year-to-Date
Reportable Gross Proceeds	14,978.14	85,457.36	Foreign Tax Paid	30.76	373.24
Municipal Accrued Interest Bought	.00	10.42			

The tax information provided above should be used only as a guide; a complete 1099 will be sent to you.

Messages

Consolidated Statement of Financial Condition (in thousands of dollars): As of 11/30/03, Morgan Stanley DW Inc. had net capital of $1,056,302 which exceeded the SEC's minimum requirement of $101,154. A copy of the Morgan Stanley DW Inc. Consolidated Statement of Financial Condition as of 11/30/03 will be available after Feb 17, 2004 and can be either mailed to you at no cost by calling toll free 1(866)279-4498 or accessed online at http://www.morganstanley.com/about/ir/shareholder/MorganStanleyDWInc.pdf.

See accompanying Perspectives newsletter for annual disclosure statement for all accounts with margin privileges.

For information about how the Jobs and Growth Tax Relief Reconciliation Act of 2003 may affect your assets and be reported for you by Morgan Stanley, please visit www.morganstanley.com/online or contact your Financial Advisor.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101-097062-173

DEBITS TO YOUR ACCOUNT

Checking

Date Written	Date Paid	Check #	Payee	Amount	Expense Category
12-08	12-08	1339	DONALD R WHITE TAX COLL ALAMED	1,369.73	
12-05	12-09	1340	ACLARK	1,500.00	
			Total Checking	-2,869.73	Year-To-Date -51,494.91

Funds to Purchase Securities

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information
12-18	12-23	Bought	500	APPLIED MATERIALS INC	21.8400	11,083.26	PREFERENTIAL RATE
				Total Funds to Purchase Securities		-11,083.26	Year-To-Date -116,170.64

Total Debits To Your Account -13,952.99 Year-To-Date -173,886.55

ADDITIONAL ACCOUNT INFORMATION

Money Market

Date	Activity	Description	Amount	Additional Information
		Closing Balance 11/30	$33,028.44	
12-02	Automatic Investment	ACTIVE ASSETS MONEY TRUST	45.00	
12-05	Automatic Investment	ACTIVE ASSETS MONEY TRUST	750.00	
12-08	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-1,369.73	
12-09	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-1,223.10	
12-11	Automatic Investment	ACTIVE ASSETS MONEY TRUST	300.00	
12-15	Automatic Investment	ACTIVE ASSETS MONEY TRUST	17.25	
12-22	Automatic Investment	ACTIVE ASSETS MONEY TRUST	39.00	
12-24	Automatic Investment	ACTIVE ASSETS MONEY TRUST	3,894.88	
12-29	Automatic Investment	ACTIVE ASSETS MONEY TRUST	3,878.74	
12-31	Automatic Reinvestment	ACTIVE ASSETS MONEY TRUST	21.46	Dividend Reinvested
		Closing Balance 12/31	$39,381.94	

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING DECEMBER 31, 2003

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101-097062-173

Dividends and Interest

	Date	Activity	Description		Amount	Income Category
Taxable Income						
	12-01	Dividend	WELLS FARGO & CO NEW		45.00	Stocks
	12-04	Dividend	PFIZER INC		750.00	Stocks
	12-08	Dividend	BP PLC ADS		276.90	Stocks
	12-08	Dividend	BP PLC ADS			Stocks
			ADJ GROSS DIV AMOUNT	16.55		
			FOREIGN TAX PAID IS	16.55		
	12-08	Dividend	BP PLC ADS			Stocks
			ADJ GROSS DIV AMOUNT	14.21		
			FOREIGN TAX PAID IS	14.21		
	12-10	Dividend	EXXON MOBIL CORP		300.00	Stocks
	12-12	Dividend	WALGREEN CO		17.25	Stocks
	12-19	Dividend	AMERICAN INTERNATIONAL GP		39.00	Stocks
	12-31	Dividend	ACTIVE ASSETS MONEY TRUST		21.46	Money Market Funds
			Sub Total Taxable Income		**1,449.61**	
			Total Dividends and Interest		**1,449.61**	

See Income Summary on page 1 for the month-to-date and year-to-date amounts per Income category.

Deposits

Date	Activity	Description	Amount	Additional Information	
12-26	Transferred	WIRED FUNDS RECEIVED	3,878.74		
		Total Deposits	**$3,878.74**	**Year-To-Date**	**$10,355.11**

Sales Proceeds/Redemptions

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information	
12-18	12-23	Sold	300	ROYAL DUTCH PETE NY 1.25 GU	50.5600	14,978.14	PREFERENTIAL RATE	
				Total Sales Proceeds/Redemptions		**$14,978.14**	**Year-To-Date**	**$85,457.36**
				Total Credits To Your Account		**$20,306.49**	**Year-To-Date**	**$120,787.39**

MS ANTONIA ALSTON-CLARK
3118 MADELINE ST

Account Number
101-097062-173

Municipal Bonds

		Current Price	Value	Pct of Assets	Est-Yrly Income	Current Yield	Accruing Interest	Additional Information
50,000	FOLSOM CORDOVA CA UNI SCH DIST SCH FACS IMPT NO 1 SER A UT 4.000% APR/OCT 01 DUE 10/01/12 CALLABLE $101.00 ON 10/01/11	105.069	52,534.50	4.9%	2,000	3.80%	500	YIELD TO MATURITY 3.3270% MOODY AAA S&P AAA INSURED ISSUE 07/01/02 FED TAX EXEMPT CUSIP 34440NBT2
Total Municipal Bonds			$314,807.50	29.4%	$12,681	4.02%	$3,965	
Net Change Since Last Statement			$527.75					

Asset Summary

	Value	Est-Yrly Income
Total Asset Value	$1,066,015.94	$22,810
Total Net Change In Priced Assets Since Last Statement	$41,752.35	

Authorized Limit

Your Authorized Limit equals:

39,381.94	Money Market Trust balance
.00 +	cash balance
110,867.06 +	loan amount available to you based on a percent of the assets in your margin account (identified by asterisk)
.00 -	debit balance
$150,249.00	Authorized Limit

Morgan Stanley Margin Loan Rates

Loan Amount	Rate
$0 - 9,999	7.875%
$10,000 - 24,999	7.750%
$25,000 - 49,999	6.750%
$50,000 - 99,999	6.625%
$100,000 - 499,999	5.375%
$500,000 - 999,999	4.875%
$1,000,000 & over	4.500%

EFFECTIVE DATE: July 8, 2003
PREVIOUS CHANGE: May 15, 2003

CREDITS TO YOUR ACCOUNT

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Stocks	Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
Net Change Since Last Statement		$41,224.60					

Municipal Bonds		Current Price	Value	Pct of Assets	Est Yrly Income	Current Yield	Accruing Interest	Additional Information
50,000	LOS ANGELES CALIF CTFS PARTN EQUIP PROGM 4.250% FEB/AUG 01 DUE 08/01/04 CALLABLE EXTRAORDINARY	101.823	50,911.50	4.8%	2,125	4.17%	885	YIELD TO MATURITY 1.1140% MOODY AAA S&P AAA INSURED ISSUE 08/01/00 FED TAX EXEMPT CUSIP 544358XB5
25,000	PASADENA CALIF ELECTRIC REVENUE REF CALLABLE BE 4.500% FEB/AUG 01 DUE 08/01/05 ESCROWED TO MATURITY	105.099	26,274.75	2.5%	1,125	4.28%	468	YIELD TO MATURITY 1.2370% MOODY A1 S&P A+ ISSUE 11/01/93 FED TAX EXEMPT CUSIP 702248HH1
50,000	SAN DIEGO CO CA REGL TRANSN CM MN SALES TX REF 2ND SR-A LT BE 5.250% APR/OCT 01 DUE 04/01/06	108.306	54,153.00	5.1%	2,625	4.84%	656	YIELD TO MATURITY 1.4820% MOODY AAA S&P AAA INSURED ISSUE 03/01/93 FED TAX EXEMPT CUSIP 797400CD8
25,000	ANAHEIM CALIF GENERAL OBLIGATION UNLTD TAX BE 4.700% APR/OCT 01 DUE 10/01/07 CALLABLE $102.00 ON 04/01/04	102.740	25,685.00	2.4%	1,175	4.57%	293	YIELD TO CALL 1.6980% MOODY AA2 S&P AA ISSUE 11/01/93 FED TAX EXEMPT CUSIP 032537GC0
25,000	MOUNTAIN VIEW CALIF SHORELINE REGL PK CMNTY TAX ALLOC SER A 3.900% FEB/AUG 01 DUE 08/01/09	107.559	26,889.75	2.5%	975	3.62%	406	YIELD TO MATURITY 2.4440% MOODY AAA S&P AAA INSURED ISSUE 07/01/01 FED TAX EXEMPT CUSIP 624410FC5
25,000	RIVERSIDE TRANS AGY CALIF CTFS PARTN REV REF 3.000% APR/OCT 01 DUE 10/01/09 CALLABLE EXTRAORDINARY	102.571	25,642.75	2.4%	750	2.92%	187	YIELD TO MATURITY 2.5160% MOODY AAA INSURED ISSUE 02/15/03 FED TAX EXEMPT CUSIP 769305AW3
25,000	CLAREMONT CA UNI SCH DIST LSE REV FING PJ CALL AID @ 100 3.625% MAY/NOV 01 DUE 11/01/10 CALLABLE $102.00 ON 11/01/08	105.057	26,264.25	2.4%	906	3.45%	151	YIELD TO MATURITY 2.8060% MOODY AAA S&P AAA INSURED ISSUE 11/01/01 FED TAX EXEMPT CUSIP 180128AJ9
25,000	DELANO CA JT UNION HIGH SCH DIST 4.000% FEB/AUG 01 DUE 02/01/11 CALLABLE $102.00 ON 02/01/10	105.808	26,452.00	2.4%	1,000	3.78%	416	YIELD TO MATURITY 3.0810% MOODY AAA S&P AAA INSURED ISSUE 02/28/02 FED TAX EXEMPT CUSIP 245595CS0

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

ASSET DETAILS

Cash and Money Market Funds

	Amount	Pct of Assets	Est Yrly Income
CASH	.00		
ACTIVE ASSETS MONEY TRUST	39,381.94	3.6%	267
Total Cash and Money Market Funds	$39,381.94	3.6%	$267
Net Change Since Last Statement	$6,353.50		

Annualized 30 Day Yields

Active Assets Money Trust 0.68%

Stocks

Common Stocks

Quantity	Security	Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
900	* AMERICAN EXPRESS CO	48.23	43,407.00	4.1%	360	.82%	AXP	Next Dividend Payable 02/10/04
600	AMERICAN INTERNATIONAL GP	66.28	39,768.00	3.7%	156	.39%	AIG	Next Dividend Payable 03/04
500	APPLIED MATERIALS INC	22.44	11,220.00	1.1%	0	0.00%	AMAT	
500	AUTOMATIC DATA PROCESSING INC	39.61	19,805.00	1.9%	280	1.41%	ADP	Next Dividend Payable 01/01/04
382	BP PLC ADS	49.35	18,851.70	1.8%	584	3.10%	BP	
328	* BP PLC ADS	49.35	16,186.80	1.5%	501	3.10%	BP	
300	CINTAS CORP	50.10	15,030.00	1.4%	81	.53%	CTAS	Next Dividend Payable 03/04
700	CISCO SYS INC	24.23	16,961.00	1.6%	0	0.00%	CSCO	
1,200	EXXON MOBIL CORP	41.00	49,200.00	4.6%	1,200	2.43%	XOM	Next Dividend Payable 03/04
400	FIRST DATA CORP	41.09	16,436.00	1.5%	32	.19%	FDC	Next Dividend Payable 01/12/04
400	FISERV INC WISCONSIN	39.54	15,816.00	1.5%	0	0.00%	FISV	
700	GENERAL ELECTRIC CO	30.98	21,686.00	2.0%	560	2.58%	GE	Next Dividend Payable 01/26/04
1,000	* HEWLETT PACKARD	22.97	22,970.00	2.2%	320	1.39%	HPQ	Next Dividend Payable 01/07/04
300	KOHLS CORPORATION WISC	44.94	13,482.00	1.3%	0	0.00%	KSS	
500	MEDTRONIC INC	48.61	24,305.00	2.3%	145	.59%	MDT	Next Dividend Payable 01/23/04
1,500	MICROSOFT CORP	27.37	41,055.00	3.9%	240	.58%	MSFT	Next Dividend Payable 11/04
800	NOKIA CP ADR	17.00	13,600.00	1.3%	206	1.51%	NOK	
100	OMNICOM GROUP	87.33	8,733.00	0.8%	80	.91%	OMC	Next Dividend Payable 01/06/04
2,854	PFIZER INC	35.33	100,831.82	9.5%	1,940	1.92%	PFE	Next Dividend Payable 03/04
2,146	* PFIZER INC	35.33	75,818.18	7.1%	1,459	1.92%	PFE	Next Dividend Payable 03/04
400	PROCTER & GAMBLE	99.88	39,952.00	3.7%	728	1.82%	PG	Next Dividend Payable 02/04
400	ROYAL DUTCH PETE NY 1.25 GU	52.39	20,956.00	2.0%	584	2.79%	RD	
500 SOLD	SAFEWAY INC COM NEW	21.91	10,955.00	1.0%	0	0.00%	SWY	
800	STAPLES INC	27.30	21,840.00	2.0%	0	0.00%	SPLS	
500	VODAFONE GP PLC ADS	25.04	12,520.00	1.2%	153	1.22%	VOD	Next Dividend Payable 02/17/04
400	WALGREEN CO	36.38	14,552.00	1.4%	68	.47%	WAG	Next Dividend Payable 03/04
100	WELLS FARGO & CO NEW	58.89	5,889.00	0.6%	180	3.05%	WFC	Next Dividend Payable 03/04
Total Stocks			$711,826.50	67.0%	$9,861	1.38%		

BOT 300 PEPSICO

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING DECEMBER 31, 2003

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST 3RD FL
SAN FRANCISCO, CA 94111
(415) 693-6027

#BWNJGWM
00027348 4 AV 0.936 04 TR 385 -000
MS ANTONIA ALSTON CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933 101

Account Number
101-097062-173

AAA Customer Service
1-800-869-3326

Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

Asset Summary

	Value	% of Assets
Money Market Funds	$39,381.94	3.6%
Stocks	711,826.50	67.0
Municipal Bonds	314,807.50	29.4
Corporate Fixed Income	0.00	0.0
Government Securities	0.00	0.0
Mutual Funds	0.00	0.0
Unit Investment Trusts	0.00	0.0
Certificates of Deposit	0.00	0.0
Annuities/Insurance	0.00	0.0
Other	0.00	0.0
Asset Value	$1,066,015.94	100.0%
Cash	0.00	
Total Asset Value	$1,066,015.94	

Income Summary

	This Month	Year-To-Date
Money Market Funds	$21.46	$499.32
Stocks	1,458.91	10,667.93
Municipal Bonds	0.00	13,321.53
Corporate Fixed Income	0.00	859.38
Government Securities	0.00	0.00
Mutual Funds	0.00	0.00
Unit Investment Trusts	0.00	0.00
Certificates of Deposit	0.00	0.00
Other	0.00	0.00
Total Income	$1,480.37	$25,348.16
Taxable Income	$1,480.37	$12,026.63
Tax Exempt Income	$0.00	$13,321.53

Activity Summary

Total Asset Value November 30 2003		$1,017,910.09
Cash/Money Market Activity for December		
Closing Balance 11/30	$33,028.44	
Credits To Your Account		
Dividend and Interest	1,449.61	
Deposits	3,878.74	
Sales Proceeds/Redemptions	14,978.14	
Other Credits	0.00	
Total Credits	20,306.49	
Debits To Your Account		
Checking	-2,869.73	
Debit Card	0.00	
Withdrawals	0.00	
Funds to Purchase Securities	-11,083.26	
Other Debits	0.00	
Total Debits	-13,952.99	
Closing Balance 12/31	39,381.94	
Net Change Cash/Money Market Activity		6,353.50
Changes in Asset Value for December		
Value of Priced Assets 11/30	$984,881.65	
Securities Bought	11,083.26	
Securities Received	0.00	
Securities Sold/Redeemed	-14,978.14	
Securities Delivered	0.00	
Transactions at Fund Company	0.00	
Change In Value of Priced Assets	45,647.23	
Value of Priced Assets 12/31	1,026,634.00	
Net Change In Asset Value		41,752.35
Total Asset Value as of December 31 2003		$1,066,015.94

Morgan Stanley

TRANSFER OUT TO CHAS. SCHWAB

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING JANUARY 31, 2004

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST. 3RD FL.
SAN FRANCISCO, CA 94111
(415) 693-6027

#BWNJGWM
00074355 3 AT 0.731 03 TR 532 -000
MS ANTONIA ALSTON CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933 101

Account Number
101 097062 173

AAA Customer Service
1-800-869-3326
Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

Asset Summary

	Value	% of Assets
Money Market Funds	$42,444.73	3.9%
Stocks	715,249.00	66.9
Municipal Bonds	315,125.00	29.2
Corporate Fixed Income	0.00	0.0
Government Securities	0.00	0.0
Mutual Funds	0.00	0.0
Unit Investment Trusts	0.00	0.0
Certificates of Deposit	0.00	0.0
Annuities/Insurance	0.00	0.0
Other	0.00	0.0
Asset Value	$1,072,818.73	100.0%
Cash	0.00	
Total Asset Value	$1,072,818.73	

Income Summary

	This Month	Year-To-Date
Money Market Funds	$20.00	$20.00
Stocks	354.25	354.25
Municipal Bonds	0.00	0.00
Corporate Fixed Income	0.00	0.00
Government Securities	0.00	0.00
Mutual Funds	0.00	0.00
Unit Investment Trusts	0.00	0.00
Certificates of Deposit	0.00	0.00
Other	0.00	0.00
Total Income	$374.25	$374.25
Taxable Income	$374.25	$374.25
Tax Exempt Income	$0.00	$0.00

Activity Summary

Total Asset Value December 31 2003		$1,066,015.94
Cash/Money Market Activity for January		
Closing Balance 12/31	$39,381.94	
Credits To Your Account		
Dividend and Interest	374.25	
Deposits	0.00	
Sales Proceeds/Redemptions	17,967.54	
Other Credits	0.00	
Total Credits	18,341.79	
Debits To Your Account		
Checking	-4,267.00	
Debit Card	0.00	
Withdrawals	-1,679.00	
Funds to Purchase Securities	-9,333.00	
Other Debits	0.00	
Total Debits	-15,279.00	
Closing Balance 1/31	42,444.73	
Net Change Cash/Money Market Activity		3,062.79
Changes in Asset Value for January		
Value of Priced Assets 12/31	$1,026,634.00	
Securities Bought	9,333.00	
Securities Received	0.00	
Securities Sold/Redeemed	-17,967.54	
Securities Delivered	0.00	
Transactions at Fund Company	0.00	
Change in Value of Priced Assets	12,374.54	
Value of Priced Assets 1/31	1,030,374.00	
Net Change in Asset Value		3,740.00
Total Asset Value as of January 31 2004		$1,072,818.73

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

ASSET DETAILS

Cash and Money Market Funds	Amount	Pct of Assets	Est Yrly Income
CASH	.00	---	---
ACTIVE ASSETS MONEY TRUST	42,444.73	3.9%	292
Total Cash and Money Market Funds	$42,444.73	3.9%	$292
Net Change Since Last Statement	$3,062.79		

Annualized 30 Day Yields

Active Assets Money Trust.................................0.69%

Stocks		Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
Common Stocks								
900	* AMERICAN EXPRESS CO	51.84	46,656.00	4.3%	360	.77%	AXP	Next Dividend Payable 02/10/04
600	AMERICAN INTERNATIONAL GP	69.45	41,670.00	3.9%	156	.37%	AIG	Next Dividend Payable 03/04
500	APPLIED MATERIALS INC	21.69	10,845.00	1.0%	0	0.00%	AMAT	
500	AUTOMATIC DATA PROCESSING INC	42.75	21,375.00	2.0%	280	1.30%	ADP	Next Dividend Payable 04/04
382	BP PLC ADS	47.60	18,183.20	1.7%	584	3.21%	BP	
328	* BP PLC ADS	47.60	15,612.80	1.5%	501	3.21%	BP	
300	CINTAS CORP	45.03	13,509.00	1.3%	87	.64%	CTAS	Next Dividend Payable 03/04
700	CISCO SYS INC	25.71	17,997.00	1.7%	0	0.00%	CSCO	
1,200	EXXON MOBIL CORP	40.79	48,948.00	4.6%	1,200	2.45%	XOM	Next Dividend Payable 03/04
400	FIRST DATA CORP	39.16	15,664.00	1.5%	32	.20%	FDC	Next Dividend Payable 04/04
400	FISERV INC WISCONSIN	37.37	14,948.00	1.4%	0	0.00%	FISV	
700	GENERAL ELECTRIC CO	33.63	23,541.00	2.2%	560	2.37%	GE	Next Dividend Payable 04/04
1,000	* HEWLETT PACKARD	23.79	23,790.00	2.2%	320	1.34%	HPQ	Next Dividend Payable 04/04
300	KOHLS CORPORATION WISC	44.30	13,290.00	1.2%	0	0.00%	KSS	
500	MEDTRONIC INC	49.22	24,610.00	2.3%	145	.58%	MDT	Next Dividend Payable 04/04
1,500	MICROSOFT CORP	27.65	41,475.00	3.9%	240	.57%	MSFT	Next Dividend Payable 11/04
800	NOKIA CP ADR	20.66	16,528.00	1.5%	206	1.24%	NOK	
100	OMNICOM GROUP	82.40	8,240.00	0.8%	80	.97%	OMC	Next Dividend Payable 04/04
2,354	PFIZER INC	36.63	86,227.02	8.0%	1,600	1.85%	PFE	Next Dividend Payable 03/04
2,146	* PFIZER INC	36.63	78,607.98	7.3%	1,459	1.85%	PFE	Next Dividend Payable 03/04
400	PROCTER & GAMBLE	101.08	40,432.00	3.8%	728	1.80%	PG	Next Dividend Payable 02/17/04
400	ROYAL DUTCH PETE NY 1.25 GU	47.40	18,960.00	1.8%	584	3.08%	RD	
500	SAFEWAY INC COM NEW	22.59	11,295.00	1.1%	0	0.00%	SWY	
800	STAPLES INC	26.61	21,288.00	2.0%	0	0.00%	SPLS	
500	VODAFONE GP PLC ADS	25.60	12,800.00	1.2%	157	1.22%	VOD	Next Dividend Payable 02/17/04
500	WALGREEN CO	34.55	17,275.00	1.6%	86	.49%	WAG	Next Dividend Payable 03/04
200	WELLS FARGO & CO NEW	57.41	11,482.00	1.1%	360	3.13%	WFC	Next Dividend Payable 03/04
Total Stocks			$715,249.00	66.9%	$9,728	1.36%		

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Stocks	Current Price	Value	Pct of Assets	Est Yrly Income	Dividend Yield	Symbol	Additional Information
Net Change Since Last Statement		$3,422.50					

Municipal Bonds		Current Price	Value	Pct of Assets	Est Yrly Income	Current Yield	Accruing Interest	Additional Information
50,000	LOS ANGELES CALIF CTFS PARTN EQUIP PROGM 4.250% FEB/AUG 01 DUE 08/01/04 CALLABLE EXTRAORDINARY	101.615	50,807.50	4.7%	2,125	4.18%	1,062	YIELD TO MATURITY 1.0110% MOODY AAA S&P AAA INSURED ISSUE 08/01/00 FED TAX EXEMPT CUSIP 544358XB5
25,000	PASADENA CALIF ELECTRIC REVENUE REF CALLABLE BE 4.500% FEB/AUG 01 DUE 08/01/05 ESCROWED TO MATURITY	105.001	26,250.25	2.4%	1,125	4.28%	562	YIELD TO MATURITY 1.1280% MOODY A1 S&P A+ ISSUE 11/01/93 FED TAX EXEMPT CUSIP 702248HH1
50,000	SAN DIEGO CO CA REGL TRANSN CM MN SALES TX REF 2ND SR-A LT BE 5.250% APR/OCT 01 DUE 04/01/06	108.022	54,011.00	5.0%	2,625	4.86%	874	YIELD TO MATURITY 1.4740% MOODY AAA S&P AAA INSURED ISSUE 03/01/93 FED TAX EXEMPT CUSIP 797400CD8
25,000	ANAHEIM CALIF GENERAL OBLIGATION UNLTD TAX BE 4.700% APR/OCT 01 DUE 10/01/07 CALLABLE $102.00 ON 04/01/04	102.441	25,610.25	2.4%	1,175	4.58%	391	YIELD TO CALL 2.0070% MOODY AA2 S&P AA ISSUE 11/01/93 FED TAX EXEMPT CUSIP 032537GC0
25,000	MOUNTAIN VIEW CALIF SHORELINE REGL PK CMNTY TAX ALLOC-SER A 3.900% FEB/AUG 01 DUE 08/01/09	107.618	26,904.50	2.5%	975	3.62%	487	YIELD TO MATURITY 2.4130% MOODY AAA S&P AAA INSURED ISSUE 07/01/01 FED TAX EXEMPT CUSIP 624410FC5
25,000	RIVERSIDE TRANS AGY CALIF CTFS PARTN REV REF 3.000% APR/OCT 01 DUE 10/01/09 CALLABLE EXTRAORDINARY	102.782	25,695.50	2.4%	750	2.91%	249	YIELD TO MATURITY 2.4700% MOODY AAA INSURED ISSUE 02/15/03 FED TAX EXEMPT CUSIP 769305AW3
25,000	CLAREMONT CA UNI SCH DIST LSE REV FING PJ CALL AID @ 100 3.625% MAY/NOV 01 DUE 11/01/10 CALLABLE $102.00 ON 11/01/08	105.469	26,367.25	2.5%	906	3.43%	226	YIELD TO MATURITY 2.7320% MOODY AAA S&P AAA INSURED ISSUE 11/01/01 FED TAX EXEMPT CUSIP 180128AJ9
25,000	DELANO CA JT UNION HIGH SCH DIST 4.000% FEB/AUG 01 DUE 02/01/11 CALLABLE $102.00 ON 02/01/10	106.465	26,616.25	2.4%	1,000	3.75%	500	YIELD TO MATURITY 2.9700% MOODY AAA S&P AAA INSURED ISSUE 02/28/02 FED TAX EXEMPT CUSIP 245595CS0

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Municipal Bonds

		Current Price	Value	Pct of Assets	Est Yrly Income	Current Yield	Accruing Interest	Additional Information
50,000	FOLSOM CORDOVA CA UNI SCH DIST SCH FACS IMPT NO 1 SER A UT 4.000% APR/OCT 01 DUE 10/01/12 CALLABLE $101.00 ON 10/01/11	105.725	52,862.50	4.9%	2,000	3.78%	666	YIELD TO MATURITY 3.2370% MOODY AAA S&P AAA INSURED ISSUE 07/01/02 FED TAX EXEMPT CUSIP 34440NBT2
Total Municipal Bonds			$315,125.00	29.2%	$12,681	4.02%	$5,022	
Net Change Since Last Statement			$317.50					

Asset Summary

	Value	Est Yrly Income
Total Asset Value	$1,072,818.73	$22,702
Total Net Change In Priced Assets Since Last Statement	$3,740.00	

Authorized Limit

Your Authorized Limit equals:

42,444.73		*Money Market Trust balance*
.00	+	*cash balance*
115,266.27	+	*loan amount available to you based on a percent of the assets in your margin account (identified by asterisk)*
.00	-	*debit balance.*
$157,711.00		Authorized Limit

Morgan Stanley Margin Loan Rates

Loan Amount	Rate
$0 - 9,999	7.875%
$10,000 - 24,999	7.750%
$25,000 - 49,999	6.750%
$50,000 - 99,999	6.625%
$100,000 - 499,999	5.375%
$500,000 - 999,999	4.875%
$1,000,000 & over	4.500%

EFFECTIVE DATE: July 8, 2003
PREVIOUS CHANGE: May 15, 2003

CREDITS TO YOUR ACCOUNT

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Dividends and Interest

Taxable Income

Date	Activity	Description	Amount	Income Category
01-01	Dividend	AUTOMATIC DATA PROCESSING INC	70.00	Stocks
01-06	Dividend	OMNICOM GROUP	20.00	Stocks
01-07	Dividend	HEWLETT PACKARD	80.00	Stocks
01-12	Dividend	FIRST DATA CORP	8.00	Stocks
01-23	Dividend	MEDTRONIC INC	36.25	Stocks
01-26	Dividend	GENERAL ELECTRIC CO	140.00	Stocks
01-29	Dividend	ACTIVE ASSETS MONEY TRUST	20.00	Money Market Funds
		Sub Total Taxable Income	374.25	
		Total Dividends and Interest	374.25	

See Income Summary on page 1 for the month-to-date and year-to-date amounts per income category.

Sales Proceeds/Redemptions

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information
01-26	01-29	Sold	500	PFIZER INC	36.4100	17,967.54	PREFERENTIAL RATE CLIENT LONG IN ACCOUNT
01-29	02-03	Sold	500	SAFEWAY INC COM NEW	22.5000	11,064.84	UNSETTLED SALE
01-30	02-04	Sold	200	AUTOMATIC DATA PROCESSING INC	43.0500	8,461.59	UNSETTLED SALE
				Total Sales Proceeds/Redemptions		$17,967.54	Year-To-Date $17,967.54

Note: Amounts for Unsettled Trades are not included in Activity Summary on Page 1 and are not included in the above total.

Total Credits To Your Account $18,341.79 Year-To-Date $18,341.79

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

DEBITS TO YOUR ACCOUNT

Checking	Date Written	Date Paid	Check #	Payee	Amount	Expense Category
	01-02	01-12	1341	BLUE CROSS OF CALIFORNIA	508.00	
	12-31	01-12	1342	SF SPCA	25.00	
	12-03	01-20	1343	CREATIVE GROWTH	25.00	
	12-31	01-12	1344	WILDCAT CANYON RANCH	50.00	
	12-31	01-09	1345	COMMUNITY MUSIC CENTER	50.00	
	12-31	01-13	1346	CANTORE CON VIVO	25.00	
	12-31	01-12	1347	MECA	25.00	
	12-31	01-20	1348	THE SUN MAGAZINE	50.00	
	12-31	01-26	1349	OAKLAND MUSEUM OF CALIF FOUNDA	34.00	
	12-31	01-29	1350	KALW 917	50.00	
	12-31	01-12	1351	KPFA	100.00	
	12-31	01-09	1352	KQED	50.00	
	12-31	01-16	1353	KCSM	25.00	
	12-31	01-14	1354	S AFRICA DEVEL FUND	50.00	
	12-31	01-16	1355	FINCA	50.00	
	12-31	01-08	1356	CBE	50.00	
	12-31	01-22	1357	ENVIRONMENT CA	25.00	
	12-31	01-09	1358	CALPING	50.00	
	12-31	01-09	1359	CA WILDERNESS COALITION	50.00	
	12-31	01-08	1360	TURN	50.00	
	12-31	01-26	1361	UNITED FARM WORKERS	50.00	
	12-31	01-13	1362	NATURE CONSERVANCY	50.00	
	12-31	01-15	1363	POPULATION CONNECTION	50.00	
	12-31	01-12	1364	AGAPE FOUNDATION	50.00	
	12-31	01-08	1365	OPEN HAND	150.00	
	12-31	01-14	1366	COMMON CAUSE	100.00	
	12-31	01-14	1367	UNITED FOR A FAIR ECONOMY	200.00	
	12-31	01-13	1368	THE CARTER CENTER	200.00	
	12-31	01-21	1369	AMNESTY INTL	200.00	
	12-31	01-12	1370	ACCFB	150.00	
	12-31	01-08	1371	CAW	50.00	
	12-31	01-16	1372	COOP AMERICA	50.00	
	12-31	01-15	1373	SOUTHERN POVERTY LAW CENTER	100.00	
	12-31	01-12	1374	GLIDE MEMORIAL	150.00	
	12-31	01-14	1375	EAST BAY HABITAT FOR HUMANITY	50.00	
	12-31	01-14	1377	JAZZ IN FLIGHT	50.00	
	12-31	01-14	1378	UNIV AREA PROTEGIDA EIL	50.00	
	12-31	01-09	1379	BAY NVC	25.00	

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Checking

Date Written	Date Paid	Check #	Payee	Amount	Expense Category	
01-06	01-08	1380	A CLARK	1,200.00		
			Total Checking	-4,267.00	Year-To-Date	-4,267.00

Withdrawal

Date	Activity	Description	Amount	Additional Information	
01-27	Check	FUNDS PAID	1,679.00	PAID TO OSBORNE PARTNERS CAPIT	
		Total Withdrawals	-1,679.00	Year-To-Date	-1,679.00

Funds to Purchase Securities

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information	
01-26	01-29	Bought	100	WELLS FARGO & CO NEW	57.2900	5,794.50	PREFERENTIAL RATE	
01-26	01-29	Bought	100	WALGREEN CO	34.7300	3,538.50	PREFERENTIAL RATE	
01-29	02-03	Bought	300	PEPSICO INC NC	46.8000	14,242.52	UNSETTLED PURCHASE	
01-30	02-04	Bought	100	OMNICOM GROUP	82.4800	8,324.50	UNSETTLED PURCHASE	
				Total Funds to Purchase Securities		-9,333.00	Year-To-Date	-9,333.00

Note: Amounts for Unsettled Trades are not included in Activity Summary on Page 1 and are not included in the above total.

Total Debits To Your Account -15,279.00 Year-To-Date -15,279.00

ADDITIONAL ACCOUNT INFORMATION

Money Market

Date	Activity	Description	Amount	Additional Information
		Closing Balance 12/31	$39,381.94	
01-05	Automatic Investment	ACTIVE ASSETS MONEY TRUST	70.00	
01-07	Automatic Investment	ACTIVE ASSETS MONEY TRUST	20.00	
01-08	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-1,420.00	
01-09	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-225.00	
01-12	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-1,058.00	

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Money Market

Date	Activity	Description	Amount	Additional Information
01-13	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-267.00	
01-14	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-500.00	
01-15	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-150.00	
01-16	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-125.00	
01-20	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-75.00	
01-21	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-200.00	
01-22	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-25.00	
01-26	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-47.75	
01-27	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-1,539.00	
01-29	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-50.00	
01-29	Automatic Reinvestment	ACTIVE ASSETS MONEY TRUST	20.00	Dividend Reinvested
01-30	Automatic Investment	ACTIVE ASSETS MONEY TRUST	8,634.54	
		Closing Balance 1/31	$42,444.73	

Tax Information

	This Month	Year-to-Date
Reportable Gross Proceeds	17,967.54	17,967.54

The tax information provided above should be used only as a guide; a complete 1099 will be sent to you.

Messages

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST. 3RD FL.
SAN FRANCISCO, CA 94111
(415) 693-6027

MS ANTONIA ALSTON CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number
101 097062 173

AAA Customer Service
1-800-869-3326
Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

GAIN AND LOSS SUMMARY

The Gain and Loss information is provided for informational purposes only. We recommend that you contact your tax advisor to determine the appropriate information to be used in the preparation of your tax return. This Gain and Loss Summary is not a substitute 1099 form (or any other appropriate tax form) and should not be filed with your taxes.

For most securities purchased after 1985 through Morgan Stanley DW Inc., the necessary data, including cost basis (purchase price), is provided to estimate gain or loss. Please note that although Morgan Stanley DW Inc. makes every effort to adjust the cost basis for such securities' capital changes, it does not adjust the cost basis for all events, including amortization of non-municipal bond premiums; exercise of stock options; securities deemed to have been sold and simultaneously repurchased; receipt of cash in lieu of fractional shares; or the net effect of wash sales and/or short sales against the box.

For securities not purchased through Morgan Stanley DW Inc., for example, securities purchased elsewhere and later transferred to it, you will need to supply the relevant information either to your Financial Advisor or directly onto ClientServ, independently of Morgan Stanley DW Inc. In either case, it is your responsibility to ensure the accuracy of this information, since Morgan Stanley DW Inc. has no knowledge of such assets' cost basis. To correct any information supplied by Morgan Stanley DW Inc., please inform your Financial Advisor; to correct any information supplied by you, you may either inform your Financial Advisor or input the data directly yourself through ClientServ.

For Managed Futures funds, these funds may typically be redeemed only once monthly, at the fund's final net asset value ("NAV") as of each month's end. The fund's final NAV for each month - and therefore the exact amount of any investor's gain or loss realized that month- becomes available, however, only midway into the following month. Separately, all unrealized gain and loss figures are only estimates. Morgan Stanley DW Inc. does not guarantee nor will it independently verify the accuracy of the information in the Gain and Loss Summary.

Unrealized Gain/(Loss)	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
Stocks							
Common Stocks							
AMERICAN EXPRESS CO	502	05-10-00		please provide	26,023.68		
	398	05-10-00		please provide	20,632.32		
	900			N/A	46,656.00	N/A	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Unrealized Gain/(Loss)

	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
AMERICAN INTERNATIONAL GP	200	12-28-00	98.7517	19,750.35	13,890.00	(5,860.35)	Long Term
	200	03-12-01	80.1842	16,036.85	13,890.00	(2,146.85)	Long Term
	200	12-06-01	82.9442	16,588.85	13,890.00	(2,698.85)	Long Term
	600		87.2934	52,376.05	41,670.00	(10,706.05)	
APPLIED MATERIALS INC	500	12-18-03	22.1665	11,083.26	10,845.00	(238.26)	Short Term
AUTOMATIC DATA PROCESSING INC	100	02-17-00	46.4480	4,644.80	4,275.00	(369.80)	Long Term
	200	05-09-00	51.2649	10,252.98	8,550.00	(1,702.98)	Long Term
	200	12-28-00	64.3767	12,875.35	8,550.00	(4,325.35)	Long Term
	500		55.5462	27,773.13	21,375.00	(6,398.13)	
BP PLC ADS	382	04-24-00		please provide	18,183.20		
	328	04-24-00		please provide	15,612.80		
	710			N/A	33,796.00	N/A	
CINTAS CORP	200	02-14-03	39.1474	7,829.49	9,006.00	1,176.51	Short Term
	100	05-30-03	37.7919	3,779.19	4,503.00	723.81	Short Term
	300		38.6956	11,608.68	13,509.00	1,900.32	
CISCO SYS INC	200	02-17-00	64.8817	12,976.35	5,142.00	(7,834.35)	Long Term
	300	03-12-01	19.5055	5,851.65	7,713.00	1,861.35	Long Term
	200	06-15-01	17.7079	3,541.58	5,142.00	1,600.42	Long Term
	700		31.9565	22,369.58	17,997.00	(4,372.58)	
EXXON MOBIL CORP	1,200	07-18-01		please provide	48,948.00		
FIRST DATA CORP	100	10-09-03	40.4761	4,047.61	3,916.00	(131.61)	Short Term
	300	10-09-03	40.4828	12,144.85	11,748.00	(396.85)	Short Term
	400		40.4811	16,192.46	15,664.00	(528.46)	
FISERV INC WISCONSIN	300	05-09-00	28.9548	8,686.44	11,211.00	2,524.56	Long Term
	100	05-30-03	33.5014	3,350.14	3,737.00	386.86	Short Term
	400		30.0914	12,036.58	14,948.00	2,911.42	
GENERAL ELECTRIC CO	500	08-06-01	42.0945	21,047.27	16,815.00	(4,232.27)	Long Term
	200	04-12-02	34.0607	6,812.15	6,726.00	(86.15)	Long Term
	700		39.7991	27,859.42	23,541.00	(4,318.42)	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Unrealized Gain/(Loss)	Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
HEWLETT PACKARD	1,000	03-28-00		please provide	23,790.00		
KOHLS CORPORATION WISC	200	02-14-03	51.7833	10,356.66	8,860.00	(1,496.66)	Short Term
	100	05-30-03	53.3355	5,333.55	4,430.00	(903.55)	Short Term
	300		52.3007	15,690.21	13,290.00	(2,400.21)	
MEDTRONIC INC	300	03-12-01	49.1638	14,749.15	14,766.00	16.85	Long Term
	200	06-15-01	44.5843	8,916.87	9,844.00	927.13	Long Term
	500		47.3320	23,666.02	24,610.00	943.98	
MICROSOFT CORP	1,500	03-28-00		please provide	41,475.00		
NOKIA CP ADR	800	12-10-02	17.7648	14,211.90	16,528.00	2,316.10	Long Term
OMNICOM GROUP	100	02-14-03	54.2255	5,422.55	8,240.00	2,817.45	Short Term
PFIZER INC	2,645	06-21-00		please provide	96,886.35		
	1,855	06-21-00		please provide	67,948.65		
	4,500			N/A	164,835.00	N/A	
PROCTER & GAMBLE	400	10-28-91	20.9073	8,362.95	40,432.00	32,069.05	Long Term
ROYAL DUTCH PETE NY 1.25 GU	400	03-28-00		please provide	18,960.00		
SAFEWAY INC COM NEW	300	11-15-01	44.6056	13,381.70	6,777.00	(6,604.70)	Long Term
	200	04-12-02	44.0524	8,810.48	4,518.00	(4,292.48)	Long Term
	500		44.3843	22,192.18	11,295.00	(10,897.18)	
STAPLES INC	800	05-09-00	16.9801	13,584.15	21,288.00	7,703.85	Long Term
VODAFONE GP PLC ADS	500	07-21-03	18.6947	9,347.35	12,800.00	3,452.65	Short Term
WALGREEN CO	400	10-09-03	33.5450	13,418.02	13,820.00	401.98	Short Term
	100	01-26-04	35.3850	3,538.50	3,455.00	(83.50)	Short Term
	500		33.9130	16,956.52	17,275.00	318.48	
WELLS FARGO & CO NEW	100	05-30-03	48.9355	4,893.55	5,741.00	847.45	Short Term
	100	01-26-04	57.9450	5,794.50	5,741.00	(53.50)	Short Term
	200		53.4402	10,688.05	11,482.00	793.95	

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Unrealized Gain/(Loss)			Quantity	Date Acquired	Unit Cost	Adjusted Total Cost	Market Value	Unrealized Gain/(Loss)	Additional Information
Municipal Bonds									
L A COPS-EQUIP BE	4 1/4	8-01-04	50,000	08-10-00	100.1224	50,061.23	50,807.50	746.27	Long Term
PASADENA ELEC BE	4 1/2	8-01-05	25,000	10-08-99		please provide	26,250.25		
SAN DIEGO TRAN BE	5 1/4	4-01-06	50,000	10-08-99		please provide	54,011.00		
ANAHEIM GO REF BE	4.700	10-01-07	25,000	10-08-99		please provide	25,610.25		
MTN VIEW PK-A BE	3.900	8-01-09	25,000	08-02-01	100.2514	25,062.87	26,904.50	1,841.63	Long Term
RIVERSIDE TRAN BE	3.000	10-01-09	25,000	02-14-03	100.5346	25,133.67	25,695.50	561.83	Short Term
CLAREMONT USD BE	3 5/8	11-01-10	25,000	11-15-01	100.0000	25,000.00	26,367.25	1,367.25	Long Term
DELANO JT UHSD BE	4.000	2-01-11	25,000	02-22-02	100.7450	25,186.25	26,616.25	1,430.00	Long Term
FOLSOM USD-A BE	4.000	10-01-12	50,000	07-09-02	100.5100	50,255.00	52,862.50	2,607.50	Long Term
Totals for positions with cost data available						$522,120.06	$546,042.50	$23,922.44	
Total Market Value for all positions							$1,030,374.00		

The "Total Cost" and "Unit Cost" for Fixed Income Unit Trusts, Mortgage-Backed Securities, and Zero Coupon Bonds has been adjusted to reflect any partial return of principal or capital that may have been paid to you, or accreted interest earned, since your purchase date. In the event that the accumulated total return of principal or capital is greater than the provided original cost, the adjusted cost will be "0.00".

Realized Gain/(Loss)	Quantity	Date Acquired	Date Sold	Adjusted Total Cost	Proceeds	Realized Gain/(Loss)	Additional Information
Long Term							
PFIZER INC	500	06-21-00	01-26-04	please provide	17,967.54		
Sub Total Long Term						$0.00	
Totals for closing transactions with cost data available				$0.00		$0.00	
Total Proceeds					$17,967.54		

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING JANUARY 31, 2004

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Summary

	Short Term	*Long Term*	*Total*
Unrealized gain	$10,368.56	$57,011.96	$67,380.50
Unrealized (loss)	($3,303.93)	($40,154.13)	($43,458.06)
Realized gain YTD	$0.00	$0.00	$0.00
Realized (loss) YTD	$0.00	$0.00	$0.00

Morgan Stanley

Errors & Inquiries

If you do not understand an entry on your statement or suspect an error, it is essential that you immediately contact the manager of the office servicing your account or, if you have a self-directed account, please call 800-688-6896. We will consider your statement correct unless we receive a written inquiry from you about the suspected error within 10 calendar days from the day on which you received your statement. It is your responsibility to review your statement promptly and to seek immediate clarification about entries that you do not understand.

SIPC Protection

Securities and cash held in Morgan Stanley accounts are protected up to their full net equity value by a combination of coverage provided by the Securities Investor Protection Corporation ("SIPC") a non-profit organization created by an Act of Congress and additional protection purchased from a private insurer by Morgan Stanley (the "Excess Coverage"). SIPC protects up to $500,000 of each customer's securities of which up to $100,000 may be uninvested cash. Excess Coverage provides additional protection up to the full net equity value of each account including unlimited coverage for uninvested cash. SIPC and Excess Coverage apply only to securities and cash in the exclusive possession and control of Morgan Stanley and do not protect against losses due to market fluctuations. Detailed information is available upon request.

Transaction Dates

All transaction dates on this statement are the transactions' settlement dates. In the case of unsettled trades, we list the trade date instead of settlement date with a notation that the trade is unsettled.

Pricing of Securities

The prices of securities displayed on your statement are derived from various sources and in some cases may be higher or lower than the price that you would actually receive in the market. For securities listed on an exchange or trading continually in an active marketplace, the price reflects the market quotations at the close of your statement period. The prices of securities not actively traded may not be available. These are indicated by "N/A" (not available).

For bonds trading less frequently, we rely on outside pricing services or a computerized pricing model, which cannot always give us actual market values. Similarly, some annuity values provided by outside sponsors are estimates.

The amounts on this statement for limited partnerships are typically obtained from a third party or from the investments' general partners unless Morgan Stanley DW Inc. has obtained other information such as an independent appraisal. Since many partnership valuations are provided only annually, they do not always represent current values.

Furthermore, limited partnerships and non-traded *Real Estate Investment Trusts* (REITs) are illiquid and have no public markets, so the amounts shown on this statement may not equal the amounts you would receive if you sold your investment.

The value of mutual fund shares is determined by multiplying the Net Asset Value (NAV) by the number of shares or units held as reported to Morgan Stanley DW Inc. by the correspondent custodian. If we cannot obtain a price or estimate, "N/A" appears.

For more detailed current information on prices, speak to your Financial Advisor or, if you have a self-directed account, please call 800-688-6896.

Account Valuation

This figure represents the approximate value of your account on a settlement date basis and is computed by adding (1) the market value of all priced positions and (2) market values provided by pricing services and correspondent custodians for other positions: and by adding any credit or subtracting any debit to your closing cash or money market balance. Please note, this valuation may be adjusted for the net change in priced asset values for securities held or for the net change in money market balances in your account during the statement period. Your closing cash and/or money market balance represents the cash and/or money market funds available in your account and reflects the net month end balance of all deposits, credits and debits (including checking and MasterCard activity in Active Assets accounts).

Margin Privileges (not available for IRAs or retirement accounts)

If you have applied for margin privileges and have been approved, you may borrow money from Morgan Stanley DW Inc. in exchange for pledging assets in your account as collateral for any outstanding margin loan. The amount you may borrow is based on the value of the eligible securities in your margin account, which are identified by an asterisk (*) on your statement.

Margin Interest Charges

We calculate interest charges on margin loans as follows:

(1) Multiply the applicable margin interest rate times the average daily balance of your margin loan.
(2) Multiply the result of Step (1) times the number of days your loan was outstanding.
(3) Divide the result of Step (2) by 360 (days).

We add the accrued interest to your debit balance and start a new calculation each time the applicable interest rate changes and at the close of every statement month.

Availability of Free Credit Balances and Financial Statements

Under the customer protection rules of the SEC [17 CFR §240.15c3-2 & -3], Morgan Stanley DW Inc. may use free credit balances in your account which are payable to you on demand, in the ordinary course of its business. We send summary Morgan Stanley DW Inc. financial statements to you semiannually: copies are also available on request, by mail.

Taxes

Under Federal Income Tax law, we are required to report the gross proceeds of sales transactions, entering into short sales and redemptions done in your account. Although your statement may describe certain items as (federally) tax-free, this is for information purposes only: when reporting your taxes please rely exclusively on the 1099 forms you will receive at the end of the year. (For IRAs, 1099s report distributions from the account rather than income or proceeds from sales.) Federal law subjects you to penalties and withholding if you fail to provide us with your Social Security or Tax ID Number.

Listed Options

Information with respect to commissions and to other charges related to the execution of options transactions has been included in confirmations of such transactions previously furnished to you. A summary of such information will be made available to you promptly at your request.

Estimated Annual Income and Yields

Estimated annual income and yields are calculated by annualizing the most recent distribution and do not reflect historic experience or projected future results. Since the rates are subject to change at any time, they should not be entirely relied on for making investment or trading decisions. You are advised to consult with your Financial Advisor before making decisions. Your Financial Advisor will be able to assist you with accurate up-to-date information so that you can make an informed decision. If you have a self-directed account, please call 800-688-6896.

Accrued Bond Interest YTD

This figure represents the taxable accrued interest received on bond sale transactions and credited to your account during the calendar year. As required by law, Morgan Stanley DW Inc. will report to the Internal Revenue Service the total year-to-date figure indicated on the last statement you receive for the calendar year.

Dividend/Interest (Month/YTD)

These figures represent dividends and/or interest on securities received by Morgan Stanley DW Inc. and credited to your account during the calendar year. As required by law, Morgan Stanley DW Inc. reports taxable dividends and bond interest credited to your account to the Internal Revenue Service. The totals reported are indicated as the year-to-date figures on the last statement for the calendar year. In the case of REITs, Real Estate Limited Partnerships and Regulated Investment Company Unit Investment Trusts, the Sponsor may reclassify income and return of principal into a different ratio for the prior year.

Certain Assets Not Held at Morgan Stanley DW Inc.

You may purchase certain assets through Morgan Stanley DW Inc. which will be held at a custodial institution other than Morgan Stanley DW Inc. Assets held in custodial positions are not covered by SIPC protection. Where available, we include information about these assets on your Morgan Stanley DW Inc. statement. The custodial institution is responsible for providing year-end tax reporting (1099s) and separate periodic statements, which may vary from our information due to different reporting periods. In the case of Morgan Stanley, Van Kampen and external networked mutual funds, Morgan Stanley DW Inc. will provide all year-end tax reporting (1099's). In the case of IRA accounts, Morgan Stanley DW Inc. performs all tax reporting.

Client's Investment Objectives and Financial Situation

It is essential to advise your Financial Advisor or for self-directed accounts, call 800-688-6896, immediately if there is a material change in your investment objectives or financial situation.

Morgan Stanley

ACTIVE ASSETS ACCOUNT®

FOR MONTH ENDING FEBRUARY 29, 2004

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST. 3RD FL.
SAN FRANCISCO, CA 94111
(415) 693-6027

#BWNJGWM
00073061 2 AT 0.547 02 TR 513 -000
MS ANTONIA ALSTON CLARK
3118 MADELINE ST.
OAKLAND CA 94602-3933
101

Account Number
101 097062 173

AAA Customer Service
1-800-869-3326
Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

Asset Summary

	Value	% of Assets
Money Market Funds	$0.00	0.0%
Stocks	0.00	0.0
Municipal Bonds	0.00	0.0
Corporate Fixed Income	0.00	0.0
Government Securities	0.00	0.0
Mutual Funds	0.00	0.0
Unit Investment Trusts	0.00	0.0
Certificates of Deposit	0.00	0.0
Annuities/Insurance	0.00	0.0
Other	0.00	0.0
Asset Value	$0.00	100.0%
Margin Loan	-0.73	
Total Asset Value	-$0.73	

Income Summary

	This Month	Year-To-Date
Money Market Funds	$6.06	$26.06
Stocks	357.35	711.60
Municipal Bonds	2,612.50	2,612.50
Corporate Fixed Income	0.00	0.00
Government Securities	0.00	0.00
Mutual Funds	0.00	0.00
Unit Investment Trusts	0.00	0.00
Certificates of Deposit	0.00	0.00
Other	0.00	0.00
Total Income	$2,975.91	$3,350.16
Taxable Income	$363.41	$737.66
Tax Exempt Income	$2,612.50	$2,612.50

Activity Summary

Total Asset Value January 31 2004		$1,072,818.73
Cash/Money Market Activity for February		
Closing Balance 1/31	$42,444.73	
Credits To Your Account		
Dividend and Interest	2,975.91	
Deposits	0.00	
Sales Proceeds/Redemptions	19,526.43	
Other Credits	0.00	
Total Credits	22,502.34	
Debits To Your Account		
Checking	0.00	
Debit Card	0.00	
Withdrawals	-42,285.05	
Funds to Purchase Securities	-22,567.02	
Margin Interest	-0.73	
Other Debits	-95.00	
Total Debits	-64,947.80	
Closing Balance 2/29	-0.73	
Net Change Cash/Money Market Activity		-42,445.46
Changes in Asset Value for February		
Value of Priced Assets 1/31	$1,030,374.00	
Securities Bought	22,567.02	
Securities Received	0.00	
Securities Sold/Redeemed	-19,526.43	
Securities Delivered	-1,047,332.80	
Transactions at Fund Company	0.00	
Change in Value of Priced Assets	13,918.21	
Value of Priced Assets 2/29	0.00	
Net Change in Asset Value		-1,030,374.00
Total Asset Value as of February 29 2004		-$0.73

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

ASSET DETAILS

Cash and Money Market Funds	Amount	Pct of Assets	Est Yrly Income
MARGIN LOAN	-.73	---	---
Total Cash and Money Market Funds	-$.73		0
Net Change Since Last Statement	-42,445.46		

Asset Summary	Value	Est Yrly Income
Total Asset Value	-$.73	0
Total Net Change In Priced Assets Since Last Statement	-1,030,374.00	

Annualized 30 Day Yields

Active Assets Money Trust.................................0.67%

Authorized Limit

Your Authorized Limit equals:

.00	*Money Market Trust balance*
.00 +	*cash balance*
.00 +	*loan amount available to you based on a percent of the assets in your margin account (identified by asterisk)*
-.73 -	*debit balance.*
$0.00	Authorized Limit

Morgan Stanley Margin Loan Rates

Loan Amount	Rate
$0 - 9,999	7.875%
$10,000 - 24,999	7.750%
$25,000 - 49,999	6.750%
$50,000 - 99,999	6.625%
$100,000 - 499,999	5.375%
$500,000 - 999,999	4.875%
$1,000,000 & over	4.500%

EFFECTIVE DATE: July 8, 2003
PREVIOUS CHANGE: May 15, 2003

CREDITS TO YOUR ACCOUNT

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Dividends and Interest

Date	Activity	Description	Amount	Income Category
Taxable Income				
02-05	Dividend	ACTIVE ASSETS MONEY TRUST	6.06	Money Market Funds
02-06	Dividend	VODAFONE GP PLC ADS	85.35	Stocks
02-10	Dividend	AMERICAN EXPRESS CO	90.00	Stocks
02-17	Dividend	PROCTER & GAMBLE	182.00	Stocks
		Sub Total Taxable Income	363.41	
Tax Exempt Income				
02-01	Tax Exempt Interest	DELANO JT UHSD BE 4000 *11FB01	500.00	Municipal Bonds
02-01	Tax Exempt Interest	PASADENA ELEC BE 4500 05AU01	562.50	Municipal Bonds
02-01	Tax Exempt Interest	L A COPS-EQUIP BE 4250 04AU01	1,062.50	Municipal Bonds
02-01	Tax Exempt Interest	MTN VIEW PK-A BE 3900 09AU01	487.50	Municipal Bonds
		Sub Total Tax Exempt Income	2,612.50	
		Total Dividends and Interest	2,975.91	

See Income Summary on page 1 for the month-to-date and year-to-date amounts per income category.

For information about how the Jobs and Growth Tax Relief Reconciliation Act of 2003 may affect your assets and be reported for you by Morgan Stanley, please visit www.morganstanley.com/online or contact your Financial Advisor.

Sales Proceeds/Redemptions

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information
01-29	02-03	Sold	500	SAFEWAY INC COM NEW	22.5000	11,064.84	PREFERENTIAL RATE CLIENT LONG IN ACCOUNT
01-30	02-04	Sold	200	AUTOMATIC DATA PROCESSING INC	43.0500	8,461.59	PREFERENTIAL RATE CLIENT LONG IN ACCOUNT

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Sales Proceeds/Redemptions

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information	
				Total Sales Proceeds/Redemptions		$19,526.43	Year-To-Date	$37,493.97
				Total Credits To Your Account		$22,502.34	Year-To-Date	$40,844.13

DEBITS TO YOUR ACCOUNT

Checking

Date Written	Date Paid	Check #	Payee	Amount	Expense Category	
02-23	02-23	1381	ACTIVE ASSET ACCOUNT	990.00		
02-10	02-10	1382	ACTIVE ASSET ACCOUNT	1,300.00		
02-13	02-13	1383	ACTIVE ASSET ACCOUNT	699.00		
02-17	02-17	CK13	CK13	699.00CR		
02-24	02-24	CK13	CK13	990.00CR		
02-11	02-11	CK13	CK13	1,300.00CR		
			Total Checking	0.00	Year-To-Date	-4,267.00

Withdrawal

Date	Activity	Description	Amount	Additional Information	
02-12	Funds Paid	BROKER TO BROKER TRANSFER	42,006.99	TO SCHWAB CHARLES & CO INC	
02-19	Funds Paid	BROKER TO BROKER TRANSFER	278.00	TO SCHWAB CHARLES & CO INC	
02-19	Funds Paid	BROKER TO BROKER TRANSFER	0.06	TO SCHWAB CHARLES & CO INC	
		Total Withdrawals	-42,285.05	Year-To-Date	-43,964.05

Funds to Purchase Securities

Trade Date	Settle Date	Activity	Quantity	Description	Price	Amount	Additional Information	
01-29	02-03	Bought	300	PEPSICO INC NC	46.8000	14,242.52	PREFERENTIAL RATE	
01-30	02-04	Bought	100	OMNICOM GROUP	82.4800	8,324.50	PREFERENTIAL RATE	
				Total Funds to Purchase Securities		-22,567.02	Year-To-Date	-31,900.02

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Margin Interest

Period	Average Daily Balance	Rate	Interest Charge		
Thru 02/23/04 For 5 Days	$680.00	7 7/8%	-0.73		
	Total Margin Loan Interest		-0.73	Year-To-Date	-0.73

Other Debits

Date	Activity	Description	Amount	Additional Information	
02-04	Charge	ACCOUNT TRANSFER FEE	-95.00		
		Total Other Debits	-95.00	Year-To-Date	-95.00

Total Debits To Your Account	-64,947.80	Year-To-Date	-80,226.80

ADDITIONAL ACCOUNT INFORMATION

Money Market

Date	Activity	Description	Amount	Additional Information
		Closing Balance 1/31	$42,444.73	
02-03	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-565.18	
02-05	Automatic Investment	ACTIVE ASSETS MONEY TRUST	42.09	
02-06	Automatic Redemption	ACTIVE ASSETS MONEY TRUST	-41,921.64	
		Closing Balance 2/29	$0.00	

Securities Delivered

Date	Activity	Quantity	Description	Price	Amount	Additional Information
02-12	Transfer	500	VODAFONE GP PLC ADS		12,455.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	400	FIRST DATA CORP		15,764.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	400	ROYAL DUTCH PETE NY 1.25 GU		19,152.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	328	BP PLC ADS		15,655.44	TO SCHWAB CHARLES & CO INC
02-12	Transfer	382	BP PLC ADS		18,232.86	TO SCHWAB CHARLES & CO INC
02-12	Transfer	1,200	EXXON MOBIL CORP		50,292.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	200	WELLS FARGO & CO NEW		11,480.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	50,000	SAN DIEGO TRAN BE 5250 06AP01		54,158.50	TO SCHWAB CHARLES & CO INC
02-12	Transfer	50,000	FOLSOM USD-A BE 4000 *12OC01		53,709.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	25,000	DELANO JT UHSD BE 4000 *11FB01		26,966.75	TO SCHWAB CHARLES & CO INC
02-12	Transfer	25,000	ANAHEIM GO REF BE 4700 *07OC01		25,588.25	TO SCHWAB CHARLES & CO INC
02-12	Transfer	25,000	RIVERSIDE TRAN BE 3000 09OC01		25,972.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	25,000	PASADENA ELEC BE 4500 05AU01		26,273.75	TO SCHWAB CHARLES & CO INC

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Securities Delivered

Date	Activity	Quantity	Description	Price	Amount	Additional Information
02-12	Transfer	25,000	CLAREMONT USD BE 3625 *10NV01		26,664.50	TO SCHWAB CHARLES & CO INC
02-12	Transfer	50,000	L A COPS-EQUIP BE 4250 04AU01		50,750.50	TO SCHWAB CHARLES & CO INC
02-12	Transfer	25,000	MTN VIEW PK-A BE 3900 09AU01		27,173.25	TO SCHWAB CHARLES & CO INC
02-12	Transfer	900	AMERICAN EXPRESS CO		48,015.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	600	AMERICAN INTERNATIONAL GP		44,946.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	500	APPLIED MATERIALS INC		11,025.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	300	AUTOMATIC DATA PROCESSING INC		13,353.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	300	CINTAS CORP		13,266.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	700	CISCO SYS INC		16,835.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	400	FISERV INC WISCONSIN		15,560.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	700	GENERAL ELECTRIC CO		23,002.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	1,000	HEWLETT PACKARD		22,910.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	300	KOHLS CORPORATION WISC		14,646.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	500	MEDTRONIC INC		23,835.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	1,500	MICROSOFT CORP		40,425.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	800	NOKIA CP ADR		17,936.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	200	OMNICOM GROUP		16,744.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	300	PEPSICO INC NC		15,276.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	2,146	PFIZER INC		80,968.58	TO SCHWAB CHARLES & CO INC
02-12	Transfer	2,354	PFIZER INC		88,816.42	TO SCHWAB CHARLES & CO INC
02-12	Transfer	400	PROCTER & GAMBLE		40,956.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	800	STAPLES INC		21,040.00	TO SCHWAB CHARLES & CO INC
02-12	Transfer	500	WALGREEN CO		17,490.00	TO SCHWAB CHARLES & CO INC
			Total Securities Delivered		**-1,047,332.80**	**Year-To-Date -1,047,332.80**

Tax Information

	This Month	Year-to-Date		This Month	Year-to-Date
Margin Interest	-.73	-.73	Reportable Gross Proceeds	19,526.43	37,493.97

The tax information provided above should be used only as a guide; a complete 1099 will be sent to you.

Messages

Is your retirement nest egg where it needs to be? To find out, schedule a complimentary review with your Morgan Stanley Financial Advisor today.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

DAILY ACTIVITY RECAP

Date	Activity	Quantity	Description	Price	Amount	Cash Balance	Money Market Balance
			CLOSING BALANCE AS OF 1/31			+.00	42,444.73
2-01	Tax Exempt Interest		DELANO JT UHSD BE 4000 *11FB01		+500.00	+500.00	42,444.73
	Tax Exempt Interest		PASADENA ELEC BE 4500 05AU01		+562.50	+1,062.50	42,444.73
	Tax Exempt Interest		L A COPS-EQUIP BE 4250 04AU01		+1,062.50	+2,125.00	42,444.73
	Tax Exempt Interest		MTN VIEW PK-A BE 3900 09AU01		+487.50	+2,612.50	42,444.73
2-03	Automatic Redemption		ACTIVE ASSETS MONEY TRUST		+565.18	+3,177.68	41,879.55
	Bought	300	PEPSICO INC NC	46.8000	-14,242.52	-11,064.84	41,879.55
			PREFERENTIAL RATE			-11,064.84	41,879.55
	Sold	500	SAFEWAY INC COM NEW	22.5000	+11,064.84	+.00	41,879.55
			PREFERENTIAL RATE			+.00	41,879.55
			CLIENT LONG IN ACCOUNT			+.00	41,879.55
2-04	Charge		ACCOUNT TRANSFER FEE		-95.00	-95.00	41,879.55
	Sold	200	AUTOMATIC DATA PROCESSING INC	43.0500	+8,461.59	+8,366.59	41,879.55
			PREFERENTIAL RATE			+8,366.59	41,879.55
			CLIENT LONG IN ACCOUNT			+8,366.59	41,879.55
	Bought	100	OMNICOM GROUP	82.4800	-8,324.50	+42.09	41,879.55
			PREFERENTIAL RATE			+42.09	41,879.55
2-05	Automatic Investment		ACTIVE ASSETS MONEY TRUST		-42.09	+.00	41,921.64
	Dividend		ACTIVE ASSETS MONEY TRUST		+6.06	+6.06	41,921.64
2-06	Dividend		VODAFONE GP PLC ADS		+85.35	+91.41	41,921.64
	Automatic Redemption		ACTIVE ASSETS MONEY TRUST		+41,921.64	+42,013.05	
2-10	Check 1382		ACTIVE ASSET ACCOUNT		-1,300.00	+40,713.05	
	Dividend		AMERICAN EXPRESS CO		+90.00	+40,803.05	
2-11			CK13		+1,300.00	+42,103.05	
2-12	Funds Paid		BROKER TO BROKER TRANSFER		-42,006.99	+96.06	
			TO SCHWAB CHARLES & CO INC				
	Transfer	500	VODAFONE GP PLC ADS			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	400	FIRST DATA CORP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	400	ROYAL DUTCH PETE NY 1.25 GU			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	328	BP PLC ADS			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	382	BP PLC ADS			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	1,200	EXXON MOBIL CORP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	200	WELLS FARGO & CO NEW			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	50,000	SAN DIEGO TRAN BE 5250 06AP01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Date	Activity	Quantity	Description	Price	Amount	Cash Balance	Money Market Balance
2-12	Transfer	50,000	FOLSOM USD-A BE 4000 *12OC01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	DELANO JT UHSD BE 4000 *11FB01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	ANAHEIM GO REF BE 4700 *07OC01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	RIVERSIDE TRAN BE 3000 09OC01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	PASADENA ELEC BE 4500 05AU01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	CLAREMONT USD BE 3625 *10NV01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	50,000	L A COPS-EQUIP BE 4250 04AU01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	25,000	MTN VIEW PK-A BE 3900 09AU01			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	900	AMERICAN EXPRESS CO			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	600	AMERICAN INTERNATIONAL GP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	500	APPLIED MATERIALS INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	300	AUTOMATIC DATA PROCESSING INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	300	CINTAS CORP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	700	CISCO SYS INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	400	FISERV INC WISCONSIN			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	700	GENERAL ELECTRIC CO			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	1,000	HEWLETT PACKARD			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	300	KOHLS CORPORATION WISC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	500	MEDTRONIC INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	1,500	MICROSOFT CORP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	800	NOKIA CP ADR			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	200	OMNICOM GROUP			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Date	Activity	Quantity	Description	Price	Amount	Cash Balance	Money Market Balance
2-12	Transfer	300	PEPSICO INC NC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	2,146	PFIZER INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	2,354	PFIZER INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	400	PROCTER & GAMBLE			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	800	STAPLES INC			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
	Transfer	500	WALGREEN CO			+96.06	
			TO SCHWAB CHARLES & CO INC			+96.06	
2-13	Check 1383		ACTIVE ASSET ACCOUNT		-699.00	-602.94	
2-17			CK13		+699.00	+96.06	
	Dividend		PROCTER & GAMBLE		+182.00	+278.06	
2-19	Funds Paid		BROKER TO BROKER TRANSFER		-278.00	+.06	
			TO SCHWAB CHARLES & CO INC				
	Funds Paid		BROKER TO BROKER TRANSFER		-.06	+.00	
			TO SCHWAB CHARLES & CO INC				
2-23	Check 1381		ACTIVE ASSET ACCOUNT		-990.00	-990.00	
2-24			CK13		+990.00	+.00	
2-27	Margin Interest		INTEREST THRU 02/23/04 FOR 05		-.73		
			DAYS AT 7 7/8 % ON AVERAGE				
			DR BALANCE.........680.35			-.73	
			CLOSING BALANCE AS OF 2/29			-.73	

Your Financial Advisor
GREGORY DESURVILLE
SENIOR VICE PRESIDENT
MORGAN STANLEY
101 CALIFORNIA ST. 3RD FL.
SAN FRANCISCO, CA 94111
(415) 693-6027

MS ANTONIA ALSTON CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number
101 097062 173

AAA Customer Service
1-800-869-3326
Householding Anniv. Date:
10/25/2002

Access Your Account at:
www.morganstanley.com/online

GAIN AND LOSS SUMMARY

The Gain and Loss information is provided for informational purposes only. We recommend that you contact your tax advisor to determine the appropriate information to be used in the preparation of your tax return. This Gain and Loss Summary is not a substitute 1099 form (or any other appropriate tax form) and should not be filed with your taxes.

For most securities purchased after 1985 through Morgan Stanley DW Inc., the necessary data, including cost basis (purchase price), is provided to estimate gain or loss. Please note that although Morgan Stanley DW Inc. makes every effort to adjust the cost basis for such securities' capital changes, it does not adjust the cost basis for all events, including amortization of non-municipal bond premiums; exercise of stock options; securities deemed to have been sold and simultaneously repurchased; receipt of cash in lieu of fractional shares; or the net effect of wash sales and/or short sales against the box.

For securities not purchased through Morgan Stanley DW Inc., for example, securities purchased elsewhere and later transferred to it, you will need to supply the relevant information either to your Financial Advisor or directly onto ClientServ, independently of Morgan Stanley DW Inc. In either case, it is your responsibility to ensure the accuracy of this information, since Morgan Stanley DW Inc. has no knowledge of such assets' cost basis. To correct any information supplied by Morgan Stanley DW Inc., please inform your Financial Advisor; to correct any information supplied by you, you may either inform your Financial Advisor or input the data directly yourself through ClientServ.

For Managed Futures funds, these funds may typically be redeemed only once monthly, at the fund's final net asset value ("NAV") as of each month's end. The fund's final NAV for each month - and therefore the exact amount of any investor's gain or loss realized that month- becomes available, however, only midway into the following month. Separately, all unrealized gain and loss figures are only estimates. Morgan Stanley DW Inc. does not guarantee nor will it independently verify the accuracy of the information in the Gain and Loss Summary.

Realized Gain/(Loss)	Quantity	Date Acquired	Date Sold	Adjusted Total Cost	Proceeds	Realized Gain/(Loss)	Additional Information
Long Term							
AUTOMATIC DATA PROCESSING INC	100	02-17-00	01-30-04	4,644.80	4,230.80	(414.00)	Long Term
AUTOMATIC DATA PROCESSING INC	100	05-09-00	01-30-04	5,126.49	4,230.80	(895.69)	Long Term
PFIZER INC	500	06-21-00	01-26-04	please provide	17,967.54		
SAFEWAY INC COM NEW	300	11-15-01	01-29-04	13,381.70	6,638.90	(6,742.80)	Long Term
SAFEWAY INC COM NEW	200	04-12-02	01-29-04	8,810.48	4,425.94	(4,384.54)	Long Term
Sub Total Long Term				$31,963.47	$19,526.44	($12,437.03)	
Totals for closing transactions with cost data available				$31,963.47	$19,526.44	($12,437.03)	
Total Proceeds					$37,493.98		

This summary is not part of your account statement. It is for information purposes only and should not be used for tax preparation.

MS ANTONIA ALSTON CLARK
3118 MADELINE ST

Account Number
101 097062 173

Summary

	Short Term	Long Term	Total
Unrealized gain	$0.00	$0.00	$0.00
Unrealized (loss)	$0.00	$0.00	$0.00
Realized gain YTD	$0.00	$0.00	$0.00
Realized (loss) YTD	$0.00	($12,437.03)	($12,437.03)

Morgan Stanley

Errors & Inquiries	If you do not understand an entry on your statement or suspect an error, it is essential that you immediately contact the manager of the office servicing your account or, if you have a self-directed account, please call 800-688-6896. We will consider your statement correct unless we receive a written inquiry from you about the suspected error within 10 calendar days from the day on which you received your statement. It is your responsibility to review your statement promptly and to seek immediate clarification about entries that you do not understand.
SIPC Protection	Securities and cash held in Morgan Stanley accounts are protected up to their full net equity value by a combination of coverage provided by the Securities Investor Protection Corporation ("SIPC") a non-profit organization created by an Act of Congress and additional protection purchased from a private insurer by Morgan Stanley (the "Excess Coverage"). SIPC protects up to $500,000 of each customer's securities of which up to $100,000 may be uninvested cash. Excess Coverage provides additional protection up to the full net equity value of each account including unlimited coverage for uninvested cash. SIPC and Excess Coverage apply only to securities and cash in the exclusive possession and control of Morgan Stanley and do not protect against losses due to market fluctuations. Detailed information is available upon request.
Transaction Dates	All transaction dates on this statement are the transactions' settlement dates. In the case of unsettled trades, we list the trade date instead of settlement date with a notation that the trade is unsettled.
Pricing of Securities	The prices of securities displayed on your statement are derived from various sources and in some cases may be higher or lower than the price that you would actually receive in the market. For securities listed on an exchange or trading continually in an active marketplace, the price reflects the market quotations at the close of your statement period. The prices of securities not actively traded may not be available. These are indicated by "N/A" (not available). For bonds trading less frequently, we rely on outside pricing services or a computerized pricing model, which cannot always give us actual market values. Similarly, some annuity values provided by outside sponsors are estimates. The amounts on this statement for limited partnerships are typically obtained from a third party or from the investments' general partners unless Morgan Stanley DW Inc. has obtained other information such as an independent appraisal. Since many partnership valuations are provided only annually, they do not always represent current values. Furthermore, limited partnerships and non-traded *Real Estate Investment Trusts* (REITs) are illiquid and have no public markets, so the amounts shown on this statement may not equal the amounts you would receive if you sold your investment. The value of mutual fund shares is determined by multiplying the Net Asset Value (NAV) by the number of shares or units held as reported to Morgan Stanley DW Inc. by the correspondent custodian. If we cannot obtain a price or estimate, "N/A" appears. For more detailed current information on prices, speak to your Financial Advisor or, if you have a self-directed account, please call 800-688-6896.
Account Valuation	This figure represents the approximate value of your account on a settlement date basis and is computed by adding (1) the market value of all priced positions and (2) market values provided by pricing services and correspondent custodians for other positions: and by adding any credit or subtracting any debit to your closing cash or money market balance. Please note, this valuation may be adjusted for the net change in priced asset values for securities held or for the net change in money market balances in your account during the statement period. Your closing cash and/or money market balance represents the cash and/or money market funds available in your account and reflects the net month end balance of all deposits, credits and debits (including checking and MasterCard activity in Active Assets accounts).
Margin Privileges (not available for IRAs or retirement accounts)	If you have applied for margin privileges and have been approved, you may borrow money from Morgan Stanley DW Inc. in exchange for pledging assets in your account as collateral for any outstanding margin loan. The amount you may borrow is based on the value of the eligible securities in your margin account, which are identified by an asterisk (*) on your statement.
Margin Interest Charges	We calculate interest charges on margin loans as follows: (1) Multiply the applicable margin interest rate times the average daily balance of your margin loan. (2) Multiply the result of Step (1) times the number of days your loan was outstanding. (3) Divide the result of Step (2) by 360 (days). We add the accrued interest to your debit balance and start a new calculation each time the applicable interest rate changes and at the close of every statement month.
Availability of Free Credit Balances and Financial Statements	Under the customer protection rules of the SEC [17 CFR §240.15c3-2 & -3], Morgan Stanley DW Inc. may use free credit balances in your account which are payable to you on demand, in the ordinary course of its business. We send summary Morgan Stanley DW Inc. financial statements to you semiannually; copies are also available on request, by mail.
Taxes	Under Federal Income Tax law, we are required to report the gross proceeds of sales transactions, entering into short sales and redemptions done in your account. Although your statement may describe certain items as (federally) tax-free, this is for information purposes only: when reporting your taxes please rely exclusively on the 1099 forms you will receive at the end of the year. (For IRAs, 1099s report distributions from the account rather than income or proceeds from sales.) Federal law subjects you to penalties and withholding if you fail to provide us with your Social Security or Tax ID Number.
Listed Options	Information with respect to commissions and to other charges related to the execution of options transactions has been included in confirmations of such transactions previously furnished to you. A summary of such information will be made available to you promptly at your request.
Estimated Annual Income and Yields	Estimated annual income and yields are calculated by annualizing the most recent distribution and do not reflect historic experience or projected future results. Since the rates are subject to change at any time, they should not be entirely relied on for making investment or trading decisions. You are advised to consult with your Financial Advisor before making decisions. Your Financial Advisor will be able to assist you with accurate up-to-date information so that you can make an informed decision. If you have a self-directed account, please call 800-688-6896.
Accrued Bond Interest YTD	This figure represents the taxable accrued interest received on bond sale transactions and credited to your account during the calendar year. As required by law, Morgan Stanley DW Inc. will report to the Internal Revenue Service the total year-to-date figure indicated on the last statement you receive for the calendar year.
Dividend/Interest (Month/YTD)	These figures represent dividends and/or interest on securities received by Morgan Stanley DW Inc. and credited to your account during the calendar year. As required by law, Morgan Stanley DW Inc. reports taxable dividends and bond interest credited to your account to the Internal Revenue Service. The totals reported are indicated as the year-to-date figures on the last statement for the calendar year. In the case of REITs, Real Estate Limited Partnerships and Regulated Investment Company Unit Investment Trusts, the Sponsor may reclassify income and return of principal into a different ratio for the prior year.
Certain Assets Not Held at Morgan Stanley DW Inc.	You may purchase certain assets through Morgan Stanley DW Inc. which will be held at a custodial institution other than Morgan Stanley DW Inc. Assets held in custodial positions are not covered by SIPC protection. Where available, we include information about these assets on your Morgan Stanley DW Inc. statement. The custodial institution is responsible for providing year-end tax reporting (1099s) and separate periodic statements, which may vary from our information due to different reporting periods. In the case of Morgan Stanley, Van Kampen and external networked mutual funds, Morgan Stanley DW Inc. will provide all year-end tax reporting (1099's). In the case of IRA accounts, Morgan Stanley DW Inc. performs all tax reporting.
Client's Investment Objectives and Financial Situation	It is essential to advise your Financial Advisor or for self-directed accounts, call 800-688-6896, immediately if there is a material change in your investment objectives or financial situation.

TRANSFER IN FROM MORGAN STANLEY 2/12/04

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE

Schwab One® Account

Statement Period: February 1, 2004 through February 29, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

CS2F3301-000006 12382

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at 800-515-2157.

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 164,260.12
Fixed Income	156,596.50
Equities	724,200.00
Total Assets Long	$ 1,045,056.62
Margin Loan Outstanding	$ 0.00
Total Account Value	$ 1,045,056.62

Change in Account Value

	This Period 02/01/04 to 02/29/04	*Year to Date* 01/29/04 to 02/29/04
Starting Account Value	$ 0.00	$ 0.00
Deposits	$ 0.00	$ 0.00
Withdrawals	(37,500.00)	(37,500.00)
Investments Received-In	1,046,705.55	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	(25.00)	(25.00)
Other Credits/Debits	42,285.05	42,285.05
Total Contributions/(Withdrawals)	$ 1,051,465.60	$ 1,051,465.60
Dividends	$ 0.00	$ 0.00
Interest and Misc. Income	3.42	3.42
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	$ (6,412.40)	$ (6,412.40)
Ending Account Value	$ 1,045,056.62	$ 1,045,056.62

Portfolio Composition


Equities 69%
Cash 16%
Fixed Income 15%

Noted for Your Account

Income during this period was $1,522.07

Your Investment Income total includes $3.42 of Schwab One Account interest.

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
CASH					$ 164,260.12
Total Market Value of Cash and Money Market Funds (Sweep)					**$ 164,260.12**

Investment Holdings

Fixed Income: Municipal Bonds

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.59365%		25,000	L	$ 102.3150	$ 25,578.75
LOS ANGELES 4.25%04 CALIF CTFS DUE 08/01/04 PARTN AMBAC Aaa/AAA CURRENT YIELD 4.19206%		50,000	L	101.3820	50,691.00
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.28943%		25,000	L	104.9090	26,227.25
SAN DIEGO CNTY 5.25%06 CALIF REGL DUE 04/01/06 TRANS COMMN SALES FGIC Aaa/AAA CURRENT YIELD 4.85217%		50,000	L	108.1990	54,099.50
Total Market Value of Fixed Income					**$ 156,596.50**

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Description	Quote Symbol	Quantity Long/Short		Latest Price	Total Market Value
Equities					
AMERICAN EXPRESS COMPANY	AXP	900	L	$ 53.4200	$ 48,078.00
AMERICAN INTL GROUP INC	AIG	600	L	74	44,400.00
APPLIED MATERIALS INC	AMAT	500	L	21.2500	10,625.00
AUTO DATA PROCESSING	ADP	300	L	42.4500	12,735.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	710	L	49.2000	34,932.00
CINTAS CORP	CTAS	300	L	42.7100	12,813.00
CISCO SYSTEMS INC	CSCO	700	L	23.1600	16,212.00
EXXON MOBIL CORPORATION	XOM	1,200	L	42.1700	50,604.00
FIRST DATA CORPORATION	FDC	400	L	40.9800	16,392.00
FISERV INC	FISV	400	L	38.5600	15,424.00
GENERAL ELECTRIC COMPANY	GE	700	L	32.5200	22,764.00
HEWLETT-PACKARD COMPANY	HPQ	1,000	L	22.7100	22,710.00
KOHLS CORP	KSS	300	L	51.5000	15,450.00
MEDTRONIC INC	MDT	500	L	46.9000	23,450.00

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	Quote Symbol	Quantity Long/Short		Latest Price	Total Market Value
MICROSOFT CORP	MSFT	1,500	L	$ 26.5300	$ 39,795.00
NOKIA CORP SPON ADR F 1 ADR REP 1 NOKIA CORPS	NOK	800	L	21.7700	17,416.00
OMNICOM GROUP INC	OMC	200	L	81.8000	16,360.00
PEPSICO INCORPORATED	PEP	300	L	51.9000	15,570.00
PFIZER INCORPORATED	PFE	4,500	L	36.6500	164,925.00
PROCTER & GAMBLE CO	PG	400	L	102.5100	41,004.00
ROYAL DTCH 1.25 GUILDERF NEW YORK SHARES PAR N 1 NYS REP 1 ORD	RD	400	L	49.5900	19,836.00
STAPLES INC	SPLS	800	L	26.1500	20,920.00
VODAFONE GROUP PLC ADR F SPONSORED ADR 1 ADR REP 10 ORD	VOD	500	L	24.9700	12,485.00
WALGREEN COMPANY	WAG	500	L	35.6600	17,830.00
WELLS FARGO & CO NEW	WFC	200	L	57.3500	11,470.00
Total Market Value of Equities					**$ 724,200.00**

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Less: Margin Loan Outstanding	$ 0.00
Total Account Value	**$ 1,045,056.62**
Value of Assets Held in Cash Account	$ 1,045,056.62
Value of Assets Held in Margin Account	$ 0.00

Transaction Detail

Investments Purchased and Sold

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quote Symbol*	*Quantity*	*Unit Price*	*Purchase/Debit*	*Sales/Credit*
Fixed Income Activity (including redemptions and return of principal)								
02/12	02/12	Account Transfer	ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07		25,000	$ 102.4530		
02/12	02/12	Account Transfer	CLAREMONT CALIF 3.625%10 UNI SCH DUE 11/01/10		25,000	106.1520		
02/12	02/12	Account Transfer	DELANO CALIF JT UN 4%11 GENL OBLIG DUE 02/01/11		25,000	107.1650		
02/12	02/12	Account Transfer	FOLSOM CORDOVA 4%12 GENL OBLIG DUE 10/01/12		50,000	107.1620		
02/12	02/12	Account Transfer	LOS ANGELES 4.25%04 CALIF CTFS DUE 08/01/04		50,000	101.5070		
02/12	02/12	Account Transfer	MOUNTAIN VIEW 3.90%09 CALIF DUE 08/01/09		25,000	108.6070		
02/12	02/12	Account Transfer	PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05		25,000	104.9320		

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Fixed Income Activity (including redemptions and return of principal) (continued)								
02/12	02/12	Account Transfer	RIVERSIDE TRANS AGY 3%09 CALIF CTFS DUE 10/01/09		25,000	$ 103.3080		
02/12	02/12	Account Transfer	SAN DIEGO CNTY 5.25%06 CALIF REGL DUE 04/01/06		50,000	108.2270		
02/25	02/20	Sold	CLAREMONT CALIF 3.625%10 UNI SCH DUE 11/01/10 With accrued interest of $286.98		(25,000)	105.3160		$ 26,615.98
02/25	02/20	Sold	DELANO CALIF JT UN 4%11 GENL OBLIG DUE 02/01/11 With accrued interest of $66.67		(25,000)	105.4370		26,425.92
02/25	02/20	Sold	FOLSOM CORDOVA 4%12 GENL OBLIG DUE 10/01/12 With accrued interest of $800.00		(50,000)	105.5460		53,573.00
02/25	02/20	Sold	MOUNTAIN VIEW 3.90%09 CALIF DUE 08/01/09 With accrued interest of $65.00		(25,000)	107.2680		26,882.00
02/25	02/20	Sold	RIVERSIDE TRANS AGY 3%09 CALIF CTFS DUE 10/01/09 With accrued interest of $300.00		(25,000)	102.7990		25,999.75
		Total Fixed Income Activity						**$ 159,496.65**
Equities Activity								
02/12	02/12	Account Transfer	AMERICAN EXPRESS COMPANY(M)	AXP	900	$ 53.3500		
02/12	02/12	Account Transfer	AMERICAN INTL GROUP INC	AIG	600	74.9100		
02/12	02/12	Account Transfer	APPLIED MATERIALS INC	AMAT	500	22.0600		
02/12	02/12	Account Transfer	AUTO DATA PROCESSING	ADP	300	44.5100		

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quote Symbol*	*Quantity*	*Unit Price*	*Purchase/Debit*	*Sales/Credit*
Equities Activity (continued)								
02/12	02/12	Account Transfer	BP PLC ADR F SPONSORED ADR	BP	382	$ 47.7300		
02/12	02/12	Account Transfer	BP PLC ADR F(M) SPONSORED ADR	BP	328	47.7300		
02/12	02/12	Account Transfer	CINTAS CORP	CTAS	300	44.2200		
02/12	02/12	Account Transfer	CISCO SYSTEMS INC	CSCO	700	24.0600		
02/12	02/12	Account Transfer	EXXON MOBIL CORPORATION	XOM	1,200	41.9100		
02/12	02/12	Account Transfer	FIRST DATA CORPORATION	FDC	400	39.4100		
02/12	02/12	Account Transfer	FISERV INC	FISV	400	38.9000		
02/12	02/12	Account Transfer	GENERAL ELECTRIC COMPANY	GE	700	32.8600		
02/12	02/12	Account Transfer	HEWLETT-PACKARD COMPANY(M)	HPQ	1,000	22.9100		
02/12	02/12	Account Transfer	KOHLS CORP	KSS	300	48.8200		
02/12	02/12	Account Transfer	MEDTRONIC INC	MDT	500	47.6700		
02/12	02/12	Account Transfer	MICROSOFT CORP	MSFT	1,500	26.9600		
02/12	02/12	Account Transfer	NOKIA CORP SPON ADR F 1 ADR REP 1 NOKIA CORPS	NOK	800	22.4200		
02/12	02/12	Account Transfer	OMNICOM GROUP INC	OMC	200	83.7200		
02/12	02/12	Account Transfer	PEPSICO INCORPORATED	PEP	300	50.9200		
02/12	02/12	Account Transfer	PFIZER INCORPORATED	PFE	2,354	37.7300		
02/12	02/12	Account Transfer	PFIZER INCORPORATED(M)	PFE	2,146	37.7300		
02/12	02/12	Account Transfer	PROCTER & GAMBLE CO	PG	400	102.3900		
02/12	02/12	Account Transfer	ROYAL DTCH 1.25 GUILDERF NEW YORK SHARES PAR N	RD	400	47.8800		
02/12	02/12	Account Transfer	STAPLES INC	SPLS	800	26.3000		
02/12	02/12	Account Transfer	VODAFONE GROUP PLC ADR F SPONSORED ADR	VOD	500	24.9100		

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Equities Activity (continued)								
02/12	02/12	Account Transfer	WALGREEN COMPANY	WAG	500	$ 34.9800		
02/12	02/12	Account Transfer	WELLS FARGO & CO NEW	WFC	200	57.4000		
			Total Investments Purchased and Sold					$ 159,496.65

Cash Activity

Trans Date	Process Date	Transaction	Description	Withdrawal	Deposit
Deposit and Withdrawal Activity					
02/17	02/17	Funds Paid	WIRED FUNDS DISBURSED	$ 7,500.00	
02/17	02/17	Funds Paid	CLIENT REQUEST NETCSH	30,000.00	
		Total Deposit and Withdrawal Activity		**$ 37,500.00**	

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
02/26	02/26.	Credit Interest	SCHWAB1 INT 01/29-02/25		$ 3.42
		Total Income Activity			$ 3.42

02/12 through 02/25: $3.42 based on .300% Schwab One® interest rate paid on average daily balance of $29,416.74.

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Credit*
Fees and Charges					
02/17	02/17	Service Fee	WIRED FUNDS FEE	$ 25.00	
		Total Fees and Charges		$ 25.00	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Credit*
Other Cash Activity					
02/12	02/12	Account Transfer	TOA ACAT 0015		$ 42,006.99
02/19	02/19	Account Transfer	TOA ACAT 0015		278.00
02/19	02/19	Account Transfer	TOA ACAT 0015		0.06
		Total Other Cash Activity			$ 42,285.05

Total Cash Activity	$ 37,525.00	$ 42,288.47
	Subtractions from Account	*Additions to Account*
Total Completed Transactions	$ 37,525.00	$ 201,785.12

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
03/05	Qualified Dividend	PFIZER INCORPORATED	2,354	0.1700		$ 400.18

Account of ANTONIA CLARK

Statement Period: February 1, 2004 through February 29, 2004
Account Number: 4192-7032

Dividends Pending (continued)

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
03/05	Qualified Dividend	PFIZER INCORPORATED	2,146	0.1700		$ 364.82
03/12	Qualified Dividend	WALGREEN COMPANY	500	0.0431		21.56
03/15	Qualified Dividend	BP PLC ADR F	710	0.4500		319.50
		Total Dividends Pending				**$ 1,106.06**

Pending transactions are not included in account value

Income Summary

Description	*This Period:* Federally Taxable	*This Period:* Federally Tax-Exempt [1]	*Year to Date:* Federally Taxable	*Year to Date:* Federally Tax-Exempt [1]
Cash and Money Market Activity				
Schwab One® Interest	$ 3.42		$ 3.42	
Securities				
Municipal Bond Interest		$ 1,518.65		$ 1,518.65
Total Income	**$ 3.42**	**$ 1,518.65**	**$ 3.42**	**$ 1,518.65**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: March 1, 2004 through March 31, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

CS3F3301-000036 68637
Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, contact Schwab at 800-515-2157. If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at 800-515-2157.

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 22,436.39
Fixed Income	51,879.25
Bond Funds	332,625.47
Equities	27,395.80
Equity Funds	512,690.56
Total Assets Long	$ 947,027.47
Margin Loan Outstanding	$ 0.00
Total Account Value	$ 947,027.47

Change in Account Value

	This Period 03/01/04 to 03/31/04	Year to Date 01/29/04 to 03/31/04
Starting Account Value	$ 1,045,056.62	$ 0.00
Deposits	$ 0.00	$ 0.00
Withdrawals	(102,000.00)	(139,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(25.00)
Other Credits/Debits	477.00	42,762.05
Total Contributions/(Withdrawals)	$ (101,523.00)	$ 949,942.60
Dividends	$ 2,050.43	$ 2,050.43
Interest and Misc. Income	(0.07)	3.35
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	$ 1,443.49	$ (4,968.91)
Ending Account Value	$ 947,027.47	$ 947,027.47

Noted for Your Account

Income during this period was $3,532.31

Your Investment Income total includes $31.88 of Schwab One Account interest.

Portfolio Composition


Fixed Income 5%
Cash 2%
Bond Funds 35%
Equities 3%
Equity Funds 54%

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CASH				$ 22,436.39
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 22,436.39**

Investment Holdings

Fixed Income: Municipal Bonds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.56031%		25,000 L	$ 103.0630	$ 25,765.75
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.30811%		25,000 L	104.4540	26,113.50
Total Market Value of Fixed Income				**$ 51,879.25**

Bond Funds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CALVERT SOCIAL INV FD BD CLASS A	CSIBX	6,359.8530 L	$ 16.3200	$ 103,792.80
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	11.2300	103,643.13
FEDERATED GNMA INSTITUTIONAL SHARES	FGMAX	8,766.7250 L	11.3200	99,239.33

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	$ 8.7100	$ 25,950.21
Total Market Value of Bond Funds				**$ 332,625.47**
Equities				
AMERICAN EXPRESS COMPANY	AXP	100 L	$ 51.8500	$ 5,185.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110 L	51.2000	5,632.00
EXXON MOBIL CORPORATION	XOM	120 L	41.5900	4,990.80
GENERAL ELECTRIC COMPANY	GE	150 L	30.5200	4,578.00
PFIZER INCORPORATED	PFE	200 L	35.0500	7,010.00
Total Market Value of Equities				**$ 27,395.80**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 44.9100	$ 43,481.28
CALVERT NEW VISION SMALL CAP FUND CL A	CNVAX	1,807.7530 L	20.1800	36,480.46
CALVERT SOCIAL INVESTMENT EHNANCED EQUITY CL A	CMIFX	1,801.0400 L	17.1400	30,869.83

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INDEX FD CL A	CSXAX	2,394.4700 L	$ 10.7200	$ 25,668.72
CALVERT SOCIAL INV FD EQ CLASS A	CSIEX	1,347.7040 L	32.0300	43,166.96
CALVERT WORLD VALUES INTL EQUITY FUND CL A	CWVGX	3,526.4690 L	16.9800	59,879.44
CITIZENS EMERGING GROWTH	WAEGX	1,983.2060 L	13.0600	25,900.67
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.8100	30,898.24
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	14.5400	30,836.66
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	15.5800	26,455.45
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.3600	46,485.64
MMA PRAXIS INTERNATIONAL FUND - CLASS A	MPIAX	6,185.7140 L	9.7900	60,558.14
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	21.2000	52,009.07
Total Market Value of Equity Funds				$ 512,690.56

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Less: Margin Loan Outstanding	$ 0.00
Total Account Value	**$ 947,027.47**
Value of Assets Held in Cash Account	$ 947,027.47
Value of Assets Held in Margin Account	$ 0.00

Transaction Detail

Investments Purchased and Sold

Settle Date	*Trade Date*	*Transaction*	*Description*	*Quote Symbol*	*Quantity*	*Unit Price*	*Purchase/Debit*	*Sales/Credit*
Fixed Income Activity (including redemptions and return of principal)								
03/17	03/12	Sold	LOS ANGELES 4.25%04 CALIF CTFS DUE 08/01/04 With accrued interest of $271.53		(50,000)	$ 100.6030		$ 50,573.03
03/17	03/12	Sold	SAN DIEGO CNTY 5.25%06 CALIF REGL DUE 04/01/06 With accrued interest of $1,210.42		(50,000)	107.1770		54,798.92
		Total Fixed Income Activity						$ 105,371.95
Bond Funds Activity								
03/10	03/09	Bought	CALVERT SOCIAL INV FD BD CLASS A	CSIBX	6,359.8530	$ 16.3400	$ 103,920.00	
03/10	03/09	Bought	DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300	11.2600	103,920.00	

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Bond Funds Activity (continued)								
03/10	03/09	Bought	FEDERATED GNMA INSTITUTIONAL SHARES	FGMAX	8,766.7250	$ 11.3600	$ 99,590.00	
03/10	03/09	Bought	PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580	8.7200	25,980.00	
		Total Bond Funds Activity					$ 333,410.00	
Equities Activity								
03/08	03/03	Sold	AMERICAN INTL GROUP INC	AIG	(200)	$ 74.7300		$ 14,937.09
03/08	03/03	Sold	AMERICAN INTL GROUP INC	AIG	(400)	74.7200		29,870.20
03/08	03/03	Sold	APPLIED MATERIALS INC	AMAT	(500)	21.2500		10,599.63
03/08	03/03	Sold	AUTO DATA PROCESSING	ADP	(300)	43.7200		13,090.53
03/08	03/03	Sold	CINTAS CORP	CTAS	(300)	44.0600		13,192.53
03/08	03/03	Sold	CISCO SYSTEMS INC	CSCO	(500)	22.8100		11,386.73
03/08	03/03	Sold	CISCO SYSTEMS INC	CSCO	(200)	22.8100		4,554.69
03/08	03/03	Sold	FIRST DATA CORPORATION	FDC	(400)	41.9500		16,754.39
03/08	03/03	Sold	FISERV INC	FISV	(400)	38.4700		15,362.44
03/08	03/03	Sold	HEWLETT-PACKARD COMPANY	HPQ	(1,000)	22.9400		22,914.15
03/08	03/03	Sold	KOHLS CORP	KSS	(300)	50.9600		15,262.45
03/08	03/03	Sold	MEDTRONIC INC	MDT	(500)	47.9600		23,954.11
03/08	03/03	Sold	MICROSOFT CORP	MSFT	(1,500)	26.3700		39,515.95
03/08	03/03	Sold	NOKIA CORP SPON ADR F 1 ADR REP 1 NOKIA CORPS	NOK	(800)	22.3700		17,870.35
03/08	03/03	Sold	OMNICOM GROUP INC	OMC	(200)	80.0900		15,992.42
03/08	03/03	Sold	PEPSICO INCORPORATED	PEP	(300)	52.3700		15,685.43
03/08	03/03	Sold	PROCTER & GAMBLE CO	PG	(400)	102.6400		41,029.44
03/08	03/03	Sold	ROYAL DTCH 1.25 GUILDERF NEW YORK SHARES PAR N	RD	(400)	50.6500		20,234.25

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Equities Activity (continued)								
03/08	03/03	Sold	STAPLES INC	SPLS	(300)	$ 26.8500		$ 8,045.32
03/08	03/03	Sold	STAPLES INC	SPLS	(500)	26.8500		13,408.88
03/08	03/03	Sold	VODAFONE GROUP PLC ADR F SPONSORED ADR	VOD	(500)	24.7800		12,364.56
03/08	03/03	Sold	WALGREEN COMPANY	WAG	(500)	35.0900		17,519.36
03/08	03/03	Sold	WELLS FARGO & CO NEW	WFC	(200)	57.6500		11,504.60
03/09	03/04	Sold	AMERICAN EXPRESS COMPANY	AXP	(800)	53.4200		42,709.38
03/09	03/04	Sold	BP PLC ADR F SPONSORED ADR	BP	(100)	50.0100		4,996.64
03/09	03/04	Sold	BP PLC ADR F SPONSORED ADR	BP	(500)	50		24,978.23
03/09	03/04	Sold	EXXON MOBIL CORPORATION	XOM	(1,080)	41.7800		45,093.64
03/09	03/04	Sold	GENERAL ELECTRIC COMPANY	GE	(500)	32.8200		16,386.68
03/09	03/04	Sold	GENERAL ELECTRIC COMPANY	GE	(50)	32.8200		1,638.66
03/09	03/04	Sold	PFIZER INCORPORATED	PFE	(2,100)	37.2600		78,190.44
03/09	03/04	Sold	PFIZER INCORPORATED	PFE	(1,000)	37.2600		37,233.54
03/09	03/04	Sold	PFIZER INCORPORATED	PFE	(1,200)	37.2600		44,680.25
		Total Equities Activity						**$ 700,956.96**
Equity Funds Activity								
03/10	03/09	Bought	ARIEL APPRECIATION FUND	CAAPX	968.1870	$ 45.1700	$ 43,733.00	
03/10	03/09	Bought	CALVERT NEW VISION SMALL CAP FUND CL A	CNVAX	1,807.7530	20.1200	36,372.00	
03/10	03/09	Bought	CALVERT SOCIAL INVESTMENT EHNANCED	CMIFX	1,801.0400	17.3100	31,176.00	
03/10	03/09	Bought	CALVERT SOCIAL INDEX FD CL A	CSXAX	2,394.4700	10.8500	25,980.00	

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Investments Purchased and Sold (continued)

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Equity Funds Activity (continued)								
03/10	03/09	Bought	CALVERT SOCIAL INV FD EQ CLASS A	CSIEX	1,347.7040	$ 32.4500	$ 43,733.00	
03/10	03/09	Bought	CALVERT WORLD VALUES INTL EQUITY FUND CL A	CWVGX	3,526.4690	17.1900	60,620.00	
03/10	03/09	Bought	CITIZENS EMERGING GROWTH	WAEGX	1,983.2060	13.1000	25,980.00	
03/10	03/09	Bought	DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480	28.0600	31,176.00	
03/10	03/09	Bought	FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160	14.7000	31,176.00	
03/10	03/09	Bought	FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390	15.3000	25,980.00	
03/10	03/09	Bought	MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640	13.4400	46,764.00	
03/10	03/09	Bought	MMA PRAXIS INTERNATIONAL FUND - CLASS A	MPIAX	6,185.7140	9.8000	60,620.00	
03/10	03/09	Bought	PAX WORLD BALANCED FUND	PAXWX	2,453.2580	21.1800	51,960.00	
		Total Equity Funds Activity					$ 515,270.00	
			Total Investments Purchased and Sold				$ 848,680.00	$ 806,328.91

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity

Trans Date	Process Date	Transaction	Description	Withdrawal	Deposit
Deposit and Withdrawal Activity					
03/19	03/19	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 100,000.00	
03/31	03/31	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	2,000.00	
		Total Deposit and Withdrawal Activity		$ 102,000.00	

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
03/05	03/05	Qualified Dividend	PFIZER INCORPORATED		$ 400.18
03/05	03/05	Qualified Dividend	PFIZER INCORPORATED		364.82
03/12	03/12	Qualified Dividend	WALGREEN COMPANY		21.56
03/15	03/15	Qualified Dividend	BP PLC ADR F		319.50
03/15	03/15	Foreign Tax Paid	BP PLC ADR F	$ 31.95	
03/19	03/19	Qualified Dividend	AMERICAN INTL GROUP INC		39.00
03/25	03/25	Cash Dividend	CALVERT SOCIAL INV FD BD		216.04
03/30	03/30	Credit Interest	SCHWAB1 INT 02/26-03/29		31.88
03/31	03/31	Cash Dividend	DOMINI SOCIAL BOND FUND		192.65
03/31	03/31	Cash Dividend	FEDERATED GNMA		258.91
03/31	03/31	Cash Dividend	FLEX TOTAL RETURN UTILIT		42.42
03/31	03/31	Cash Dividend	FORWARD UNIPLAN REAL		84.73
03/31	03/31	Cash Dividend	PAX WORLD HIGH YIELD FD		110.62
		Total Income Activity		$ 31.95	$ 2,082.31

02/26 through 03/29: $31.88 based on .300% Schwab One® interest rate paid on average daily balance of $117,480.53.

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	Process Date	Transaction	Description	Expense	Credit
Other Cash Activity					
03/03	03/03	Account Transfer	TOA ACAT 0015		$ 90.00
03/12	03/12	Account Transfer	TOA ACAT 0015		300.00
03/18	03/18	Account Transfer	TOA ACAT 0015		87.00
		Total Other Cash Activity			**$ 477.00**
			Total Cash Activity	$ 102,031.95	$ 2,559.31
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	$ 950,711.95	$ 808,888.22

Dividends Pending

Payable Date	Transaction	Description	Quantity	Rate per Share	Share Distribution	Cash Distribution
04/02	Qualified Dividend	OMNICOM GROUP INC	200	0.2250		$ 45.00
04/26	Qualified Dividend	GENERAL ELECTRIC COMPANY	700	0.2000		140.00
		Total Dividends Pending				**$ 185.00**

Pending transactions are not included in account value

CS3F3301-000036 68648

Schwab Institutional is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Account of ANTONIA CLARK

Statement Period: March 1, 2004 through March 31, 2004
Account Number: 4192-7032

Income Summary

Description	This Period: Federally Taxable	This Period: Federally Tax-Exempt[1]	Year to Date: Federally Taxable	Year to Date: Federally Tax-Exempt[1]
Cash and Money Market Activity				
Schwab One® Interest	$ 31.88		$ 35.30	
Securities				
Cash Dividends	$ 2,018.48		$ 2,018.48	
Municipal Bond Interest		$ 1,481.95		$ 3,000.60
Total Income	**$ 2,050.36**	**$ 1,481.95**	**$ 2,053.78**	**$ 3,000.60**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Schwab One® Account

Statement Period: May 1, 2004 through May 31, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 19,994.03
Fixed Income	51,493.50
Bond Funds	322,656.40
Equities	27,826.00
Equity Funds	503,268.66
Total Account Value	**$ 925,238.59**

Change in Account Value

	This Period 05/01/04 to 05/31/04	Year to Date 01/29/04 to 05/31/04
Starting Account Value	$ 924,144.52	$ 0.00
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(143,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(1,405.12)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (2,000.00)**	**$ 944,562.48**
Dividends	$ 1,073.76	$ 4,390.23
Interest and Misc. Income	4.77	601.31
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	**$ 2,015.54**	**$ (24,315.43)**
Ending Account Value	**$ 925,238.59**	**$ 925,238.59**

Noted for Your Account

Income during this period was $1,078.53

Your Investment Income total includes $4.77 of Schwab One Account interest.

Portfolio Composition


Fixed Income 6%
Cash 2%
Bond Funds 35%
Equities 3%
Equity Funds 54%

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
CASH					$ 19,994.03
Total Market Value of Cash and Money Market Funds (Sweep)					**$ 19,994.03**
Investment Holdings					
Fixed Income: Municipal Bonds					
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.5863%		25,000	L	$ 102.4790	$ 25,619.75
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.34803%		25,000	L	103.4950	25,873.75
Total Market Value of Fixed Income					**$ 51,493.50**
Bond Funds					
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530	L	$ 15.8400	$ 100,740.07
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300	L	10.8400	100,043.77
FEDERATED GNMA INST SHR	FGMAX	8,766.7250	L	11.0300	96,696.98

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	$ 8.4500	$ 25,175.58
Total Market Value of Bond Funds				**$ 322,656.40**
Equities				
AMERICAN EXPRESS COMPANY	AXP	100 L	$ 50.7000	$ 5,070.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110 L	53	5,830.00
EXXON MOBIL CORPORATION	XOM	120 L	43.2500	5,190.00
GENERAL ELECTRIC COMPANY	GE	150 L	31.1200	4,668.00
PFIZER INCORPORATED	PFE	200 L	35.3400	7,068.00
Total Market Value of Equities				**$ 27,826.00**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 44.2900	$ 42,881.00
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530 L	19.8200	35,829.66
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700 L	10.7300	25,692.66

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400 L	$ 17.0900	$ 30,779.77
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040 L	32.3400	43,584.75
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	16.5200	58,257.27
CITIZENS EMERGING GROWTH	WAEGX	1,983.2060 L	12.9000	25,583.36
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.8800	30,976.02
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	14.1300	29,967.13
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	14.0800	23,908.39
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.3300	46,381.26
MMA PRAXIS INTERNATIONAL FUND - CLASS A	MPIAX	6,185.7140 L	9.3300	57,712.71
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	21.0800	51,714.68
Total Market Value of Equity Funds				**$ 503,268.66**

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Total Account Value	**$ 925,238.59**

Transaction Detail

Cash Activity

Trans Date	*Process Date*	*Transaction*	*Description*	*Withdrawal*	*Deposit*
Deposit and Withdrawal Activity					
05/28	05/28	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity					
05/10	05/10	Qualified Dividend	AMERICAN EXPRESS COMPANY		$ 10.00
05/26	05/26	Cash Dividend	CALVERT SOCIAL INVT BOND		208.48
05/27	05/27	Credit Interest	SCHWAB1 INT 04/29-05/26		4.77
05/28	05/28	Cash Dividend	DOMINI SOCIAL BOND FUND		271.64
05/28	05/28	Cash Dividend	FEDERATED GNMA INST SHR		355.13
05/28	05/28	Cash Dividend	FLEX TOTAL RETURN UTILIT		44.54
05/28	05/28	Cash Dividend	FORWARD UNIPLAN REAL		51.79
05/28	05/28	Cash Dividend	PAX WORLD HIGH YIELD FD		132.18
		Total Income Activity			**$ 1,078.53**

04/29 through 05/26: $4.77 based on .300% Schwab One® interest rate paid on average daily balance of $20,971.87.

Total Cash Activity	**$ 2,000.00**	**$ 1,078.53**

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

	Subtractions from Account	*Additions to Account*
Total Completed Transactions	**$ 2,000.00**	**$ 1,078.53**

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
06/04	Qualified Dividend	PFIZER INCORPORATED	200	0.1700		$ 34.00
06/07	Qualified Dividend	BP PLC ADR F	110	0.4050		44.55
06/10	Qualified Dividend	EXXON MOBIL CORPORATION	120	0.2700		32.40
Total Dividends Pending						**$ 110.95**

Pending transactions are not included in account value

Income Summary

	This Period:		*Year to Date:*	
Description	*Federally Taxable*	*Federally Tax-Exempt*	*Federally Taxable*	*Federally Tax-Exempt*¹
Cash and Money Market Activity				
Schwab One® Interest	$ 4.77		$ 45.76	

Account of ANTONIA CLARK

Statement Period: May 1, 2004 through May 31, 2004
Account Number: 4192-7032

Income Summary (continued)

Description	*This Period:* Federally Taxable	*This Period:* Federally Tax-Exempt	*Year to Date:* Federally Taxable	*Year to Date:* Federally Tax-Exempt [1]
Securities				
Cash Dividends	$ 1,073.76		$ 4,358.28	
Municipal Bond Interest				$ 3,588.10
Total Income	**$ 1,078.53**	**$ 0.00**	**$ 4,404.04**	**$ 3,588.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: April 1, 2004 through April 30, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor'sclients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm'sbusiness.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's,to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab'scollateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab'sNon-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. *Without these reductions, yields would have been lower.*

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding *your Schwab statement, products or services, please write to* the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman'sDivision, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: *If you find errors or omissions relating to* your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you *fail to notify Schwab in writing* of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Schwab One® Account

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 20,915.50
Fixed Income	51,644.50
Bond Funds	325,364.63
Equities	27,464.50
Equity Funds	498,755.39
Total Account Value	**$ 924,144.52**

Change in Account Value

	This Period 04/01/04 to 04/30/04	Year to Date 01/29/04 to 04/30/04
Starting Account Value	$ 947,027.47	$ 0.00
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(141,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	(1,380.12)	(1,405.12)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (3,380.12)**	**$ 946,562.48**
Dividends	$ 1,266.04	$ 3,316.47
Interest and Misc. Income	593.19	596.54
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	**$ (21,362.06)**	**$ (26,330.97)**
Ending Account Value	**$ 924,144.52**	**$ 924,144.52**

Portfolio Composition


Fixed Income 6%
Cash 2%
Bond Funds 35%
Equities 3%
Equity Funds 54%

Noted for Your Account

Income during this period was $1,859.23

Your Investment Income total includes $5.69 of Schwab One Account interest.

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CASH				$ 20,915.50
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 20,915.50**

Investment Holdings

Fixed Income: Municipal Bonds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.57465%		25,000 L	$ 102.7400	$ 25,685.00
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.33367%		25,000 L	103.8380	25,959.50
Total Market Value of Fixed Income				**$ 51,644.50**

Bond Funds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 15.9500	$ 101,439.66
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	10.9300	100,874.39
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.1100	97,398.31
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	8.6100	25,652.27
Total Market Value of Bond Funds				**$ 325,364.63**

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
Equities					
AMERICAN EXPRESS COMPANY	AXP	100	L	$ 48.9500	$ 4,895.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110	L	52.9000	5,819.00
EXXON MOBIL CORPORATION	XOM	120	L	42.5500	5,106.00
GENERAL ELECTRIC COMPANY	GE	150	L	29.9500	4,492.50
PFIZER INCORPORATED	PFE	200	L	35.7600	7,152.00
Total Market Value of Equities					**$ 27,464.50**
Equity Funds					
ARIEL APPRECIATION FUND	CAAPX	968.1870	L	$ 43.9200	$ 42,522.77
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530	L	19.6500	35,522.35
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700	L	10.5000	25,141.94
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400	L	16.8800	30,401.56
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040	L	31.8200	42,883.94

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	$ 16.5000	$ 58,186.74
CITIZENS EMERGING GROWTH	WAEGX	1,983.2060 L	12.6100	25,008.23
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.3500	30,387.16
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	14.1400	29,988.34
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	13.3300	22,634.86
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.3000	46,276.87
MMA PRAXIS INTERNATIONAL FUND - CLASS A	MPIAX	6,185.7140 L	9.4300	58,331.28
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	20.9800	51,469.35
Total Market Value of Equity Funds				**$ 498,755.39**

Total Account Value	**$ 924,144.52**

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Transaction Detail

Cash Activity

Trans Date	Process Date	Transaction	Description	Withdrawal	Deposit
Deposit and Withdrawal Activity					
04/30	04/30	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
04/01	04/01	Bond Interest	ANAHEIM CALIF 4.70%07		$ 587.50
04/02	04/02	Qualified Dividend	OMNICOM GROUP INC		45.00
04/26	04/26	Qualified Dividend	GENERAL ELECTRIC COMPANY		140.00
04/28	04/28	Cash Dividend	CALVERT SOCIAL INVT BOND		218.46
04/29	04/29	Credit Interest	SCHWAB1 INT 03/30-04/28		5.69
04/30	04/30	Cash Dividend	DOMINI SOCIAL BOND FUND		271.73
04/30	04/30	Cash Dividend	FEDERATED GNMA INST SHR		360.88
04/30	04/30	Cash Dividend	FLEX TOTAL RETURN UTILIT		44.54
04/30	04/30	Cash Dividend	FORWARD UNIPLAN REAL		50.77
04/30	04/30	Cash Dividend	PAX WORLD HIGH YIELD FD		134.66
		Total Income Activity			**$ 1,859.23**

03/30 through 04/28: $5.69 based on .300% Schwab One® interest rate paid on average daily balance of $23,046.85.

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Credit*
Fees and Charges					
04/28	04/28	Advisor Fee*	MGMTFEE TO ADVISOR	$ 1,380.12	
		Total Fees and Charges		**$ 1,380.12**	
			Total Cash Activity	**$ 3,380.12**	**$ 1,859.23**
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	**$ 3,380.12**	**$ 1,859.23**

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
05/10	Qualified Dividend	AMERICAN EXPRESS COMPANY	100	0.1000		$ 10.00
		Total Dividends Pending				**$ 10.00**

Pending transactions are not included in account value

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement

Account of ANTONIA CLARK

Statement Period: April 1, 2004 through April 30, 2004
Account Number: 4192-7032

Income Summary

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*[1]	*Federally Taxable*	*Federally Tax-Exempt*[1]
Cash and Money Market Activity				
Schwab One® Interest	$ 5.69		$ 40.99	
Securities				
Cash Dividends	$ 1,266.04		$ 3,284.52	
Municipal Bond Interest		$ 587.50		$ 3,588.10
Total Income	**$ 1,271.73**	**$ 587.50**	**$ 3,325.51**	**$ 3,588.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Footnotes For Your Account

- You have authorized Schwab to pay your advisor's fees from your account. It is your responsibility to verify the accuracy of the fees. Schwab has no obligation to review or monitor these fees. Contact your Investment Advisor if you have questions.

Statement Period: June 1, 2004 through June 30, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 19,510.68
Fixed Income	51,326.25
Bond Funds	323,839.05
Equities	28,075.90
Equity Funds	512,172.03
Total Account Value	**$ 934,923.91**

Change in Account Value

	This Period *06/01/04 to 06/30/04*	*Year to Date* *01/29/04 to 06/30/04*
Starting Account Value	**$ 925,238.59**	**$ 0.00**
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(145,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(1,405.12)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (2,000.00)**	**$ 942,562.48**
Dividends	$ 1,511.00	$ 5,901.23
Interest and Misc. Income	5.65	606.96
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	**$ 10,168.67**	**$ (14,146.76)**
Ending Account Value	**$ 934,923.91**	**$ 934,923.91**

Portfolio Composition



Fixed Income 5%
Cash 2%
Bond Funds 35%
Equities 3%
Equity Funds 55%

Noted for Your Account

Income during this period was $1,516.65

Your Investment Income total includes $5.65 of Schwab One Account interest.

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
CASH					$ 19,510.68
Total Market Value of Cash and Money Market Funds (Sweep)					**$ 19,510.68**
Investment Holdings					
Fixed Income: Municipal Bonds					
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.59801%		25,000	L	$ 102.2180	$ 25,554.50
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.36524%		25,000	L	103.0870	25,771.75
Total Market Value of Fixed Income					**$ 51,326.25**
Bond Funds					
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530	L	$ 15.9100	$ 101,185.26
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300	L	10.8500	100,136.06
FEDERATED GNMA INST SHR	FGMAX	8,766.7250	L	11.0900	97,222.98
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580	L	8.4900	25,294.75
Total Market Value of Bond Funds					**$ 323,839.05**

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
Equities					
AMERICAN EXPRESS COMPANY	AXP	100	L	$ 51.3800	$ 5,138.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110	L	53.5700	5,892.70
EXXON MOBIL CORPORATION	XOM	120	L	44.4100	5,329.20
GENERAL ELECTRIC COMPANY	GE	150	L	32.4000	4,860.00
PFIZER INCORPORATED	PFE	200	L	34.2800	6,856.00
Total Market Value of Equities					**$ 28,075.90**
Equity Funds					
ARIEL APPRECIATION FUND	CAAPX	968.1870	L	$ 44.8900	$ 43,461.91
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530	L	20.1800	36,480.46
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700	L	10.8800	26,051.83
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400	L	17.4600	31,446.16
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040	L	32.7100	44,083.40

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	$ 16.9000	$ 59,597.33
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	13.0100	25,801.51
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	28.3200	31,464.88
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	14.5700	30,900.29
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	14.4800	24,587.60
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.5500	47,146.74
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	9.4300	58,331.28
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	21.5300	52,818.64
Total Market Value of Equity Funds				**$ 512,172.03**

Total Account Value	**$ 934,923.91**

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Transaction Detail

Cash Activity

Trans Date	*Process Date*	*Transaction*	*Description*	*Withdrawal*	*Deposit*
Deposit and Withdrawal Activity					
06/30	06/30	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity					
06/04	06/04	Qualified Dividend	PFIZER INCORPORATED		$ 34.00
06/07	06/07	Qualified Dividend	BP PLC ADR F		44.55
06/10	06/10	Qualified Dividend	EXXON MOBIL CORPORATION		32.40
06/16	06/16	Cash Dividend	DOMINI SOCIAL EQUITY FD		70.49
06/16	06/17	Cash Dividend Adj	DOMINI SOCIAL EQUITY FD	$ 70.49	
06/16	06/18	Cash Dividend	DOMINI SOCIAL EQUITY FD		64.79
06/24	06/24	Cash Dividend	CALVERT SOCIAL INVT BOND		219.48
06/29	06/29	Credit Interest	SCHWAB1 INT 05/27-06/28		5.65
06/30	06/30	Cash Dividend	DOMINI SOCIAL BOND FUND		285.37
06/30	06/30	Cash Dividend	FEDERATED GNMA INST SHR		354.90
06/30	06/30	Cash Dividend	FLEX TOTAL RETURN UTILIT		46.66
06/30	06/30	Cash Dividend	FORWARD UNIPLAN REAL		108.33
06/30	06/30	Cash Dividend	MMA PRAXIS INTERNATIONAL		187.16
06/30	06/30	Cash Dividend	PAX WORLD HIGH YIELD FD		133.36
		Total Income Activity		**$ 70.49**	**$ 1,587.14**

05/27 through 06/22: $4.46 based on .300% Schwab One® interest rate paid on average daily balance of $20,118.99.

06/23 through 06/28: $1.19 based on .350% Schwab One® interest rate paid on average daily balance of $20,357.52.

Total Cash Activity	**$ 2,070.49**	**$ 1,587.14**

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

	Subtractions from Account	*Additions to Account*
Total Completed Transactions	**$ 2,070.49**	**$ 1,587.14**

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
07/26	Qualified Dividend	GENERAL ELECTRIC COMPANY	150	0.2000		$ 30.00
		Total Dividends Pending				**$ 30.00**

Pending transactions are not included in account value

Income Summary

Description	*This Period:* Federally Taxable	*This Period:* Federally Tax-Exempt	*Year to Date:* Federally Taxable	*Year to Date:* Federally Tax-Exempt[1]
Cash and Money Market Activity				
Schwab One® Interest	$ 5.65		$ 51.41	

CS6D3109-000001 1102247

Account of ANTONIA CLARK

Statement Period: June 1, 2004 through June 30, 2004
Account Number: 4192-7032

Income Summary (continued)

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*	*Federally Taxable*	*Federally Tax-Exempt* [1]
Securities				
Cash Dividends	$ 1,511.00		$ 5,869.28	
Municipal Bond Interest				$ 3,588.10
Total Income	**$ 1,516.65**	**$ 0.00**	**$ 5,920.69**	**$ 3,588.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: July 1, 2004 through July 31, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

CS7D3109-000001 1095663

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

CS7D3109-000001 1095664

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Cash (Credits)	$ 16,936.93
Fixed Income	51,277.00
Bond Funds	325,693.44
Equities	28,160.10
Equity Funds	493,629.81
Total Account Value	**$ 915,697.28**

Change in Account Value

	This Period *07/01/04 to 07/31/04*	*Year to Date* *01/29/04 to 07/31/04*
Starting Account Value	**$ 934,923.91**	**$ 0.00**
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(147,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	(1,966.17)	(3,371.29)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (3,966.17)**	**$ 938,596.31**
Dividends	$ 1,385.76	$ 7,286.99
Interest and Misc. Income	6.66	613.62
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	**$ (16,652.88)**	**$ (30,799.64)**
Ending Account Value	**$ 915,697.28**	**$ 915,697.28**

Portfolio Composition


Fixed Income 6%
Cash 2%
Bond Funds 36%
Equities 3%
Equity Funds 54%

Noted for Your Account

Income during this period was $1,392.42

Your Investment Income total includes $6.66 of Schwab One Account interest.

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CASH				$ 16,936.93
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 16,936.93**

Investment Holdings

Fixed Income: Municipal Bonds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.60748%		25,000 L	$ 102.0080	$ 25,502.00
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.36469%		25,000 L	103.1000	25,775.00
Total Market Value of Fixed Income				**$ 51,277.00**

Bond Funds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 16.0500	$ 102,075.64
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	10.9100	100,689.81
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.1300	97,573.65
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	8.5100	25,354.34
Total Market Value of Bond Funds				**$ 325,693.44**

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Description	*Quote Symbol*	*Quantity Long/Short*		*Latest Price*	*Total Market Value*
Equities					
AMERICAN EXPRESS COMPANY	AXP	100	L	$ 50.2500	$ 5,025.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110	L	56.3600	6,199.60
EXXON MOBIL CORPORATION	XOM	120	L	46.3000	5,556.00
GENERAL ELECTRIC COMPANY	GE	150	L	33.2500	4,987.50
PFIZER INCORPORATED	PFE	200	L	31.9600	6,392.00
Total Market Value of Equities					**$ 28,160.10**
Equity Funds					
ARIEL APPRECIATION FUND	CAAPX	968.1870	L	$ 42.8700	$ 41,506.18
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530	L	18.8200	34,021.91
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700	L	10.3800	24,854.60
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400	L	16.8800	30,401.56
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040	L	31.6200	42,614.40

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	$ 16.2100	$ 57,164.06
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	12.1700	24,135.62
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.1800	30,198.28
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	14.6500	31,069.95
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	14.4200	24,485.72
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.0100	45,267.83
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	9.1600	56,661.14
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	20.8900	51,248.56
Total Market Value of Equity Funds				**$ 493,629.81**

Total Account Value	**$ 915,697.28**

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Transaction Detail

Cash Activity

Trans Date	*Process Date*	*Transaction*	*Description*	*Withdrawal*	*Deposit*
Deposit and Withdrawal Activity					
07/30	07/30	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity					
07/02	07/02	Cash Dividend	PAX WORLD BALANCED FUND		$ 269.86
07/26	07/26	Qualified Dividend	GENERAL ELECTRIC COMPANY		30.00
07/28	07/28	Cash Dividend	CALVERT SOCIAL INVT BOND		242.76
07/29	07/29	Credit Interest	SCHWAB1 INT 06/29-07/28		6.66
07/30	07/30	Cash Dividend	DOMINI SOCIAL BOND FUND		282.76
07/30	07/30	Cash Dividend	FEDERATED GNMA INST SHR		375.80
07/30	07/30	Cash Dividend	FORWARD UNIPLAN REAL		50.77
07/30	07/30	Cash Dividend	PAX WORLD HIGH YIELD FD		133.81
		Total Income Activity			**$ 1,392.42**

06/29 through 07/06: $1.53 based on .350% Schwab One® interest rate paid on average daily balance of $19,790.40.
07/07 through 07/13: $1.54 based on .400% Schwab One® interest rate paid on average daily balance of $19,782.64.
07/14 through 07/27: $3.34 based on .450% Schwab One® interest rate paid on average daily balance of $19,648.91.
07/28 through 07/28: $0.25 based on .500% Schwab One® interest rate paid on average daily balance of $18,093.54.

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Credit*
Fees and Charges					
07/27	07/27	Advisor Fee*	MGMTFEE TO ADVISOR	$ 1,966.17	
		Total Fees and Charges		**$ 1,966.17**	
			Total Cash Activity	**$ 3,966.17**	**$ 1,392.42**
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	**$ 3,966.17**	**$ 1,392.42**

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
08/10	Qualified Dividend	AMERICAN EXPRESS COMPANY	100	0.1000		$ 10.00
		Total Dividends Pending				**$ 10.00**

Pending transactions are not included in account value

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement

Account of ANTONIA CLARK

Statement Period: July 1, 2004 through July 31, 2004
Account Number: 4192-7032

Income Summary

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*	*Federally Taxable*	*Federally Tax-Exempt*[1]
Cash and Money Market Activity				
Schwab One® Interest	$ 6.66		$ 58.07	
Securities				
Cash Dividends	$ 1,385.76		$ 7,255.04	
Municipal Bond Interest				$ 3,588.10
Total Income	**$ 1,392.42**	**$ 0.00**	**$ 7,313.11**	**$ 3,588.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Footnotes For Your Account

- You have authorized Schwab to pay your advisor's fees from your account. It is your responsibility to verify the accuracy of the fees. Schwab has no obligation to review or monitor these fees. Contact your Investment Advisor if you have questions.

Charles SCHWAB INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: August 1, 2004 through August 31, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Charles SCHWAB INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. *Some may be based on an Advisor's clients placing a certain amount of assets in their brokerage accounts* at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS: If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even *if the amount is less than $.005.*

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm's business.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to *pay the fees as instructed by your Advisor. It is your responsibility*, and not Schwab's, to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab's collateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab's Non-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject *to investment risk, are not FDIC insured, may lose value, and are not* bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder *Service Agent and Distributor for the Sweep Funds. The amount of such* compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman's Division at Charles Schwab & Co., Inc., Attention: Chairman's Division, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: *If you find errors or omissions relating to* your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Schwab One® Account

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Money Market Fund (Sweep)	$ 17,814.15
Fixed Income	51,166.75
Bond Funds	329,737.54
Equities	27,893.50
Equity Funds	495,584.60
Total Assets Long	**$ 922,196.54**
Cash (Debits)	(1,082.95)
Total Assets Short	**$ (1,082.95)**
Total Account Value	**$ 921,113.59**

Change in Account Value

	This Period 08/01/04 to 08/31/04	*Year to Date* 01/29/04 to 08/31/04
Starting Account Value	**$ 915,697.28**	**$ 0.00**
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(149,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(3,371.29)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (2,000.00)**	**$ 936,596.31**
Dividends	$ 1,226.71	$ 8,513.70
Interest and Misc. Income	567.56	1,181.18
Capital Gain Distributions	0.00	0.00
Income Reinvested	0.00	0.00
Change in Value of Investments	**$ 5,622.04**	**$ (25,177.60)**
Ending Account Value	**$ 921,113.59**	**$ 921,113.59**

Portfolio Composition


Fixed Income 6%
MMFs (Sweep) 2%
Bond Funds 36%
Equities 3%
Equity Funds 54%

Noted for Your Account

Income during this period was $1,794.27

Your Investment Income total includes $5.06 of Schwab One Account interest.

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CASH				$ (1,082.95)
SCHWAB ADVISOR	SWQXX	17,814.1500 L	$ 1	17,814.15
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 16,731.20**

Investment Holdings

Fixed Income: Municipal Bonds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
ANAHEIM CALIF 4.70%07 GENL OBLIG DUE 10/01/07 OID Aa2/AA CURRENT YIELD 4.61907%		25,000 L	$ 101.7520	$ 25,438.00
PASADENA CALIF 4.50%05 REV BONDS DUE 08/01/05 OID @99.543 A1/A+ CURRENT YIELD 4.37254%		25,000 L	102.9150	25,728.75
Total Market Value of Fixed Income				**$ 51,166.75**

Bond Funds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 16.2700	$ 103,474.81
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	11.0600	102,074.18
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.2500	98,625.66

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	$ 8.5800	$ 25,562.89
Total Market Value of Bond Funds				**$ 329,737.54**
Equities				
AMERICAN EXPRESS COMPANY	AXP	100 L	$ 50.0200	$ 5,002.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110 L	53.7000	5,907.00
EXXON MOBIL CORPORATION	XOM	120 L	46.1000	5,532.00
GENERAL ELECTRIC COMPANY	GE	150 L	32.7900	4,918.50
PFIZER INCORPORATED	PFE	200 L	32.6700	6,534.00
Total Market Value of Equities				**$ 27,893.50**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 43.6500	$ 42,261.36
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530 L	18.2400	32,973.41
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700 L	10.3900	24,878.54

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400 L	$ 16.8900	$ 30,419.57
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040 L	31.4400	42,371.81
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	16.2600	57,340.39
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	11.9900	23,778.64
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.2100	30,231.62
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	15.0100	31,833.45
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	15.3100	25,996.98
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.1100	45,615.77
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	9.1200	56,413.71
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	20.9800	51,469.35
Total Market Value of Equity Funds				**$ 495,584.60**

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Total Account Value	**$ 921,113.59**

Transaction Detail

Cash Activity

Trans Date	*Process Date*	*Transaction*	*Description*	*Withdrawal*	*Deposit*
Deposit and Withdrawal Activity					
08/31	08/31	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity					
07/30	08/02	Cash Dividend	FLEX TOTAL RETURN UTILIT		$ 59.38
08/01	08/02	Bond Interest	PASADENA CALIF 4.50%05		562.50
08/10	08/10	Qualified Dividend	AMERICAN EXPRESS COMPANY		10.00
08/26	08/26	Cash Dividend	CALVERT SOCIAL INVT BOND		240.28
08/30	08/30	Credit Interest	SCHWAB1 INT 07/29-08/29		5.06
08/31	08/31	Cash Dividend	DOMINI SOCIAL BOND FUND		287.85
08/31	08/31	Cash Dividend	FEDERATED GNMA INST SHR		389.83
08/31	08/31	Cash Dividend	FLEX TOTAL RETURN UTILIT		59.38

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity (continued)					
08/31	08/31	Cash Dividend	FORWARD UNIPLAN REAL		$ 46.36
08/31	08/31	Cash Dividend	PAX WORLD HIGH YIELD FD		133.63
		Total Income Activity			**$ 1,794.27**

07/29 through 08/03: $1.42 based on .500% Schwab One® interest rate paid on average daily balance of $17,337.51.

08/04 through 08/17: $3.64 based on .550% Schwab One® interest rate paid on average daily balance of $17,567.52.

	Expense	Income
Total Cash Activity	$ 2,000.00	**$ 1,794.27**

	Subtractions from Account	Additions to Account
Total Completed Transactions	**$ 2,000.00**	**$ 1,794.27**

Money Funds Detail

Settlement Date	Transaction	Description	Quantity	Unit Price	Purchase/Debit	Sale/Credit
Money Market Funds (Sweep) Activity						
SCHWAB ADVISOR Activity						
Opening Shares of SCHWAB ADVISOR were 0.0000						
08/19	Purchased		17,568.8100	$ 1	$ 17,568.81	
08/27	Purchased		240.2800	1	240.28	
08/31	Purchased		5.0600	1	5.06	
Closing Shares of SCHWAB ADVISOR were 17,814.1500						
	Total SCHWAB ADVISOR Activity				**$ 17,814.15**	
	Total Money Market Funds (Sweep) Activity				**$ 17,814.15**	

Account of ANTONIA CLARK

Statement Period: August 1, 2004 through August 31, 2004
Account Number: 4192-7032

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
09/03	Qualified Dividend	PFIZER INCORPORATED	200	0.1700		$ 34.00
09/07	Qualified Dividend	BP PLC ADR F	110	0.4260		46.86
09/10	Qualified Dividend	EXXON MOBIL CORPORATION	120	0.2700		32.40
		Total Dividends Pending				**$ 113.26**

Pending transactions are not included in account value

Income Summary

	This Period:		*Year to Date:*	
Description	*Federally Taxable*	*Federally Tax-Exempt*[1]	*Federally Taxable*	*Federally Tax-Exempt*[1]
Cash and Money Market Activity				
Schwab One® Interest	$ 5.06		$ 63.13	
Securities				
Cash Dividends	$ 1,226.71		$ 8,481.75	
Municipal Bond Interest		$ 562.50		$ 4,150.60
Total Income	**$ 1,231.77**	**$ 562.50**	**$ 8,544.88**	**$ 4,150.60**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Schwab One® Account

Statement Period: September 1, 2004 through September 30, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Money Market Fund (Sweep)	$ 17,059.43
Fixed Income	51,340.50
Bond Funds	329,762.64
Equities	28,430.90
Equity Funds	503,829.75
Total Assets Long	**$ 930,423.22**
Cash (Debits)	(1,025.13)
Total Assets Short	**$ (1,025.13)**
Total Account Value	**$ 929,398.09**

Change in Account Value

	This Period 09/01/04 to 09/30/04	*Year to Date* 01/29/04 to 09/30/04
Starting Account Value	**$ 921,113.59**	**$ 0.00**
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(151,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(3,371.29)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (2,000.00)**	**$ 934,596.31**
Dividends	$ 1,303.10	$ 9,816.80
Interest and Misc. Income	0.00	1,181.18
Capital Gain Distributions	0.00	0.00
Income Reinvested	(12.35)	(12.35)
Change in Value of Investments	**$ 8,993.75**	**$ (16,183.85)**
Ending Account Value	**$ 929,398.09**	**$ 929,398.09**

Portfolio Composition


Fixed Income 6%
MMFs (Sweep) 2%
Bond Funds 35%
Equities 3%
Equity Funds 54%

Noted for Your Account

Income during this period was $1,303.10

CS9D3109-000001 1137186

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CASH				$ (1,025.13)
SCHWAB ADVISOR	SWQXX	17,059.4300 L	$ 1	17,059.43
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 16,034.30**

Investment Holdings

Fixed Income: Municipal Bonds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
ANAHEIM CALIF 4.7%07 GO DUE 10/01/07 UTX Aa2/AA CURRENT YIELD 4.56842%		25,000 L	$ 102.8800	$ 25,720.00
PASADENA CALIF 4.5%05 ELEC ELEC DUE 08/01/05 REV A1/A+ CURRENT YIELD 4.39101%		25,000 L	102.4820	25,620.50
Total Market Value of Fixed Income				**$ 51,340.50**

Bond Funds

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 16.3300	$ 103,856.40
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	11.0400	101,889.60
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.2100	98,274.99

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
PAX WORLD HIGH YIELD FD	PAXHX	2,979.3580 L	$ 8.6400	$ 25,741.65
Total Market Value of Bond Funds				**$ 329,762.64**
Equities				
AMERICAN EXPRESS COMPANY	AXP	100 L	$ 51.4600	$ 5,146.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110 L	57.5300	6,328.30
EXXON MOBIL CORPORATION	XOM	120 L	48.3300	5,799.60
GENERAL ELECTRIC COMPANY	GE	150 L	33.5800	5,037.00
PFIZER INCORPORATED	PFE	200 L	30.6000	6,120.00
Total Market Value of Equities				**$ 28,430.90**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 44.6200	$ 43,200.50
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530 L	18.7000	33,804.98
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700 L	10.4300	24,974.32

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400 L	$ 16.9600	$ 30,545.64
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040 L	31.6300	42,627.88
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	16.6000	58,539.39
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	12.4800	24,750.41
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.2600	30,287.17
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	15.5300	32,936.27
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	15.3200	26,013.96
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.1100	45,615.77
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	9.3700	57,960.14
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	21.4300	52,573.32
Total Market Value of Equity Funds				**$ 503,829.75**

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings (continued)

Total Account Value	**$ 929,398.09**

Transaction Detail

Cash Activity

Trans Date	*Process Date*	*Transaction*	*Description*	*Withdrawal*	*Deposit*
Deposit and Withdrawal Activity					
09/30	09/30	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity					
09/03	09/03	Qualified Dividend	PFIZER INCORPORATED		$ 34.00
09/07	09/07	Qualified Dividend	BP PLC ADR F		46.86
09/10	09/10	Qualified Dividend	EXXON MOBIL CORPORATION		32.40
09/15	09/15	Dividend	SCHWAB ADVISOR		12.35
09/23	09/23	Cash Dividend	CALVERT SOCIAL INVT BOND		202.62
09/30	09/30	Cash Dividend	DOMINI SOCIAL BOND FUND		293.77
09/30	09/30	Cash Dividend	FEDERATED GNMA INST SHR		392.02
09/30	09/30	Cash Dividend	FLEX TOTAL RETURN UTILIT		50.90

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	*Process Date*	*Transaction*	*Description*	*Expense*	*Income*
Income Activity (continued)					
09/30	09/30	Cash Dividend	FORWARD UNIPLAN REAL		$ 95.77
09/30	09/30	Cash Dividend	PAX WORLD HIGH YIELD FD		142.41
		Total Income Activity			**$ 1,303.10**
			Total Cash Activity	**$ 2,000.00**	**$ 1,303.10**
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	**$ 2,000.00**	**$ 1,303.10**

Money Funds Detail

Settlement Date	*Transaction*	*Description*	*Quantity*	*Unit Price*	*Purchase/Debit*	*Sale/Credit*
Money Market Funds (Sweep) Activity						
SCHWAB ADVISOR Activity						
Opening Shares of SCHWAB ADVISOR were 17,814.1500						
09/01	Redeemed		1,082.9500	$ 1		$ 1,082.95
09/07	Purchased		34	1	$ 34.00	
09/08	Purchased		46.8600	1	46.86	
09/13	Purchased		32.4000	1	32.40	
09/15	Dividend		12.3500	1	12.35	
09/24	Purchased		202.6200	1	202.62	
Closing Shares of SCHWAB ADVISOR were 17,059.4300						
	Total SCHWAB ADVISOR Activity				**$ 328.23**	**$ 1,082.95**
		Total Money Market Funds (Sweep) Activity			**$ 328.23**	**$ 1,082.95**

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Money Funds Detail (continued)

Settlement Date	Transaction	Description	Quantity	Unit Price	Purchase/Debit	Sale/Credit

Money Market Funds (Sweep) Activity (continued)

SCHWAB ADVISOR Activity (continued)

SCH ADV CSH RSV 1.360 %

Dividends Pending

Payable Date	Transaction	Description	Quantity	Rate per Share	Share Distribution	Cash Distribution
10/25	Qualified Dividend	GENERAL ELECTRIC COMPANY	150	0.2000		$ 30.00
		Total Dividends Pending				**$ 30.00**

Pending transactions are not included in account value

Income Summary

	This Period:		Year to Date:	
Description	Federally Taxable	Federally Tax-Exempt	Federally Taxable	Federally Tax-Exempt
Cash and Money Market Activity				
Money Funds Dividends	$ 12.35		$ 12.35	
Schwab One® Interest			63.13	

CS9D3109-000001 1137192

Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Account of ANTONIA CLARK

Statement Period: September 1, 2004 through September 30, 2004
Account Number: 4192-7032

Income Summary (continued)

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*	*Federally Taxable*	*Federally Tax-Exempt* [1]
Securities				
Cash Dividends	$ 1,290.75		$ 9,772.50	
Municipal Bond Interest				$ 4,150.60
Total Income	**$ 1,303.10**	**$ 0.00**	**$ 9,847.98**	**$ 4,150.60**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: October 1, 2004 through October 31, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

CSAD3109-000016 1154587
Schwab Institutional® is a division of Charles Schwab & Co., Inc. ("Schwab") and provides back-office brokerage and related services to investment advisors and retirement plan providers. This statement is furnished solely for your account at Schwab. *Except as noted in this statement's Terms and Conditions, investment advisors or retirement plan providers whose names appear in this statement are not affiliated with Schwab. Please see Terms and Conditions.

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Money Market Fund (Sweep)	$ 16,882.38
Fixed Income	51,165.50
Bond Funds	331,188.97
Equities	28,528.90
Equity Funds	514,857.66
Total Assets Long	**$ 942,623.41**
Cash (Debits)	(1,099.25)
Total Assets Short	**$ (1,099.25)**
Total Account Value	**$ 941,524.16**

Change in Account Value

	This Period 10/01/04 to 10/31/04	*Year to Date* 01/29/04 to 10/31/04
Starting Account Value	**$ 929,398.09**	**$ 0.00**
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(153,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	0.00	(3,371.29)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (2,000.00)**	**$ 932,596.31**
Dividends	$ 1,161.33	$ 10,978.13
Interest and Misc. Income	587.50	1,768.68
Capital Gain Distributions	0.00	0.00
Income Reinvested	(15.17)	(27.52)
Change in Value of Investments	**$ 12,392.41**	**$ (3,791.44)**
Ending Account Value	**$ 941,524.16**	**$ 941,524.16**

Noted for Your Account

Income during this period was $1,748.83

Portfolio Composition


Fixed Income 5%
MMFs (Sweep) 2%
Bond Funds 35%
Equities 3%
Equity Funds 55%

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CASH				$ (1,099.25)
SCHWAB ADV CASH RESERVE	SWQXX	16,882.3800 L	$ 1	16,882.38
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 15,783.13**

Investment Holdings

Fixed Income: Municipal Bonds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
ANAHEIM CALIF 4.7%07 GO DUE 10/01/07 UTX Aa2/AA CURRENT YIELD 4.58125%		25,000 L	$ 102.5920	$ 25,648.00
PASADENA CALIF 4.5%05 ELEC ELEC DUE 08/01/05 REV A1/A+ CURRENT YIELD 4.40873%		25,000 L	102.0700	25,517.50
Total Market Value of Fixed Income				**$ 51,165.50**

Bond Funds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 16.3800	$ 104,174.39
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	11.0900	102,351.05
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.2600	98,713.32

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
PAX WORLD HIGH YIELD FUND INDIVIDUAL INVESTOR CLASS	PAXHX	2,979.3580 L	$ 8.7100	$ 25,950.21
Total Market Value of Bond Funds				**$ 331,188.97**
Equities				
AMERICAN EXPRESS COMPANY	AXP	100 L	$ 53.0700	$ 5,307.00
BP PLC ADR F SPONSORED ADR 1 ADR REP 6 ORD	BP	110 L	58.2500	6,407.50
EXXON MOBIL CORPORATION	XOM	120 L	49.2200	5,906.40
GENERAL ELECTRIC COMPANY	GE	150 L	34.1200	5,118.00
PFIZER INCORPORATED	PFE	200 L	28.9500	5,790.00
Total Market Value of Equities				**$ 28,528.90**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 44.9300	$ 43,500.64
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530 L	18.8600	34,094.22

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700 L	$ 10.6100	$ 25,405.33
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400 L	17.0800	30,761.76
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040 L	32.2700	43,490.41
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	17.2300	60,761.06
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	12.9300	25,642.85
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	27.6600	30,731.59
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	15.7300	33,360.44
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	16.0500	27,253.53
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.2600	46,137.69
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	9.7500	60,310.71

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	Quote Symbol	Quantity Long/Short	Latest Price	Total Market Value
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	$ 21.7700	$ 53,407.43
Total Market Value of Equity Funds				**$ 514,857.66**

Total Account Value	**$ 941,524.16**

Transaction Detail

Cash Activity

Trans Date	Process Date	Transaction	Description	Withdrawal	Deposit
Deposit and Withdrawal Activity					
10/29	10/29	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
10/01	10/01	Bond Interest	ANAHEIM CALIF 4.7%07		$ 587.50
10/15	10/15	Dividend	SCHWAB ADVISOR		15.17
10/25	10/25	Qualified Dividend	GENERAL ELECTRIC COMPANY		30.00

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity (continued)					
10/27	10/27	Cash Dividend	CALVERT SOCIAL INVT BOND		$ 215.41
10/29	10/29	Cash Dividend	DOMINI SOCIAL BOND FUND		284.12
10/29	10/29	Cash Dividend	FEDERATED GNMA INST SHR		375.25
10/29	10/29	Cash Dividend	FLEX TOTAL RETURN UTILIT		50.90
10/29	10/29	Cash Dividend	FORWARD UNIPLAN REAL		51.96
10/29	10/29	Cash Dividend	PAX WORLD HIGH YIELD		138.52
		Total Income Activity			**$ 1,748.83**
			Total Cash Activity	**$ 2,000.00**	**$ 1,748.83**
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	**$ 2,000.00**	**$ 1,748.83**

Money Funds Detail

Settlement Date	Transaction	Description	Quantity	Unit Price	Purchase/Debit	Sale/Credit
Money Market Funds (Sweep) Activity						
SCHWAB ADV CASH RESERVE Activity						
Opening Shares of SCHWAB ADV CASH RESERVE were 17,059.4300						
10/26	Purchased		30	$ 1	$ 30.00	
10/28	Purchased		215.4100	1	215.41	
10/01	Redeemed		1,025.1300	1		$ 1,025.13

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Money Funds Detail (continued)

Settlement Date	*Transaction*	*Description*	*Quantity*	*Unit Price*	*Purchase/Debit*	*Sale/Credit*
Money Market Funds (Sweep) Activity (continued)						
SCHWAB ADV CASH RESERVE Activity (continued)						
10/04	Purchased		587.5000	$ 1	$ 587.50	
10/15	Dividend		15.1700	1	15.17	
Closing Shares of SCHWAB ADV CASH RESERVE were 16,882.3800						
	Total SCHWAB ADV CASH RESERVE Activity				**$ 848.08**	**$ 1,025.13**
		Total Money Market Funds (Sweep) Activity			**$ 848.08**	**$ 1,025.13**

SCH ADV CSH RSV 1.100 %

Dividends Pending

Payable Date	*Transaction*	*Description*	*Quantity*	*Rate per Share*	*Share Distribution*	*Cash Distribution*
11/10	Qualified Dividend	AMERICAN EXPRESS COMPANY	100	0.1200		$ 12.00
		Total Dividends Pending				**$ 12.00**

Pending transactions are not included in account value

Account of ANTONIA CLARK

Statement Period: October 1, 2004 through October 31, 2004
Account Number: 4192-7032

Income Summary

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*[1]	*Federally Taxable*	*Federally Tax-Exempt*[1]
Cash and Money Market Activity				
Money Funds Dividends	$ 15.17		$ 27.52	
Schwab One® Interest			63.13	
Securities				
Cash Dividends	$ 1,146.16		$ 10,918.66	
Municipal Bond Interest		$ 587.50		$ 4,738.10
Total Income	**$ 1,161.33**	**$ 587.50**	**$ 11,009.31**	**$ 4,738.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

charles SCHWAB
INSTITUTIONAL

Custodial and brokerage services provided by Charles Schwab & Co., Inc. Member SIPC/NYSE.

Schwab One® Account

Statement Period: November 1, 2004 through November 30, 2004

Your Independent Investment Manager and/or Advisor

FIRST AFFIRMATIVE FINANCIAL NE
FA MASTER ACCOUNT
1040 S 8TH ST., STE 100
COLORADO SPRINGS CO 80906-1301

(719) 636-1045

Schwab One® Account of

ANTONIA CLARK
3118 MADELINE ST
OAKLAND CA 94602-3933

Account Number:
4192-7032

The custodian of your brokerage account is:
Charles Schwab & Co., Inc.

Terms and Conditions

This Account statement is furnished solely by Charles Schwab & Co., Inc. ("Schwab") for your Account at Schwab ("Account"). Schwab is a registered broker-dealer and, other than an affiliated company that may act as an Investment Advisor for the Sweep Funds and any affiliates of U.S. Trust Corporation, is not affiliated with any advisor whose name appears on this statement ("Advisors"). Advisors are independently owned and operated. Schwab neither endorses nor recommends any particular Advisor or investment strategy and has no responsibility to monitor trading by any Advisor on your Account. Advisors provide investment advisory services for your Account. Schwab provides brokerage and custody services for your Account and has agreements with Advisors under which Schwab provides Advisors with products and services related to your Account. Not all of these products and services may benefit your account. Some may be based on an Advisor'sclients placing a certain amount of assets in their brokerage accounts at Schwab within a certain period of time and therefore may influence an Advisor in recommending or requiring that its clients establish brokerage accounts at Schwab.

GENERAL INFORMATION AND KEY TERMS:
If you receive any other communication from any source other than Schwab which purports to represent your holdings at Schwab (including balances held at a Sweep Bank) you should verify its content with this statement.

AIP (Automatic Investment Plan) Customers: Schwab receives remuneration in connection with certain transactions effected through Schwab. If you participate in a systematic investment program through Schwab, the additional information normally detailed on a trade confirmation will be provided upon request.

Bank Deposit Accounts: Schwab acts as your agent and custodian in establishing and maintaining your Bank Deposit Accounts. Bank Deposit Accounts constitute direct obligations of the Sweep Bank and are not an obligation of Schwab. Free Credit Balances will be deposited into Bank Deposit Accounts without limit even if the amount in the Bank Deposit Accounts exceeds the $100,000 FDIC insurance limits. For deposit insurance purposes, deposits you may establish in one capacity directly with a Sweep Bank or through an intermediary, such as Schwab, will be aggregated with the Bank Deposit Accounts. You are responsible for monitoring the total amount of deposits you have with the Sweep Bank in order to determine the extent of deposit insurance coverage available to you.

Bank Interest: For Bank Deposit Accounts, interest is paid for a period that differs from the Statement Period. Bank Deposit Account balances include interest the Sweep Bank paid as indicated on your statement. Bank Deposit Account balances do not include interest that may have accrued during the Statement Period after interest is paid. The interest paid may include interest that accrued in the prior Statement Period.

Credit Interest: Interest accrues from the second-to-last business day of the prior month and is posted on the second-to-last business day of the current month. If, on any given day, the interest that Schwab calculates for the free credit balances in your brokerage Account is less than $.005, you will not earn any interest on that day. For Bank Deposit Account balances held at a Sweep Bank, the interest will accrue even if the amount is less than $.005.

Cash: Any free credit balance owed by us to you payable upon demand which, although accounted for on our books of record, is not segregated and may be used in the conduct of this firm'sbusiness.

Dividend Reinvestment Customers: Dividend reinvestment transactions were effected by Schwab acting as a principal for its own account, except for the reinvestment of Schwab dividends, for which an independent broker-dealer acted as the buying agent. The time of these transactions, the exchange upon which these transactions occurred and the name of the person from whom the security was purchased will be furnished upon written request.

Fees and Charges: For those fees described in the statement as "Fee to Advisor", as authorized by you, Schwab debited your account to pay the fees as instructed by your Advisor. It is your responsibility, and not Schwab's,to verify the accuracy of the fees. Margin interest charged to your account during the statement period is included in this section of the statement.

Latest Price (Investment Detail Section Only): The most recent price evaluation available on the last business day of the statement period, normally the last trade price or bid. Unpriced securities denote that no market evaluation update is currently available. Price evaluations are obtained from outside parties. Schwab shall have no responsibility for the accuracy or timeliness of any such valuations. Pricing of assets not held at Schwab is for informational purposes only.

Margin Account Customers: This is a combined statement of your margin account and special memorandum account maintained for you under Section 220.5 of Regulation T issued by the Board of Governors of the Federal Reserve System. The permanent record of the separate account as required by Regulation T is available for your inspection. Securities purchased on margin are Schwab'scollateral for the loan to you.

Non-Standard Assets: All assets shown on this statement, other than certain direct investments which may be held by a third party, are held in your Account. Values of certain non-standard assets may be furnished by a third party as provided by Schwab'sNon-Standard Asset Custody Agreement. Schwab shall have no responsibility for the accuracy or timeliness of such valuations. Assets held by a third party are not covered by SIPC.

Option Customers: Be aware of the following: 1) Commissions and other charges related to the execution of option transactions have been included in confirmations of such transactions previously furnished to you and will be made available promptly upon request 2) You should advise us promptly of any material changes in your investment objectives or financial situation 3) Exercise assignment notices for option contracts are allocated among customer short positions pursuant to an automated procedure which randomly selects from among all customer short option positions those contracts which are subject to exercise, including positions established on the day of assignment.

Securities Products and Services: Securities products and services are offered by Charles Schwab & Co., Inc., member NYSE/SIPC. Securities products and services, including unswept intraday funds and net credit balances held in brokerage accounts are not guaranteed deposits or obligations of the above-referenced bank, and are subject to investment risk, are not FDIC insured, may lose value, and are not bank guaranteed.

Short Positions: Securities sold short will be identified through an "S" in Investment Detail. The market value of these securities will be expressed as a debit and be netted against any long positions in Total Account Value.

Sweep Bank: Includes the Schwab-affiliated, FDIC-insured bank, as referenced in your account statements and disclosed in your account documents into which free credit balances may be automatically deposited pursuant to your Account Agreement.

Sweep Funds: Includes the primary funds into which free credit balances may be automatically invested pursuant to your Account Agreement. Schwab or an affiliate acts and receives compensation as the Investment Advisor, Transfer Agent, Shareholder Service Agent and Distributor for the Sweep Funds. The amount of such compensation is disclosed in the prospectus. The yield information for Sweep Funds is the current 7-day yield as of the statement period. Yields vary. Schwab and the Sweep Funds investment advisor may be voluntarily reducing a portion of a Sweep Fund's expenses. Without these reductions, yields would have been lower.

IN CASE OF QUESTIONS OR ERRORS: If you have questions about this statement or about specific Schwab transactions, **contact Schwab at 800-515-2157.** If you have a complaint regarding your Schwab statement, products or services, please write to the Chairman'sDivision at Charles Schwab & Co., Inc., Attention: Chairman'sDivision, 101 Montgomery St., San Francisco, CA 94104, or call Schwab Signature Alliance at **800-515-2157.**

Brokerage Transactions: If you find errors or omissions relating to your brokerage activity you must notify us within 10 days after this statement is sent or made available to you. If you do not so notify us, you agree that the statement activity and Account balance are correct for all purposes, with respect to those brokerage transactions. If you fail to notify Schwab in writing of any change of address or phone number, you may not receive important notifications about your Account and trading or other restrictions might be placed on your Account. If this statement shows that we have mailed or delivered security certificate(s) that you have not received, notify Schwab immediately.

Additional Information:
A financial statement for your inspection is available at Schwab's offices or a copy will be mailed to you upon written request.
Any third party trademarks appearing herein are the property of their respective owners.
Schwab, U.S. Trust (and its subsidiary banks) and Charles Schwab Bank, N.A. are affiliates of each other and are subsidiaries of The Charles Schwab Corporation. (0703-11588)REG21833SB-01(09/03)

charles SCHWAB
INSTITUTIONAL

Schwab One® Account

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Portfolio Composition

	Amount
Cash & Money Market Funds (MMFs):	
Money Market Fund (Sweep)	$ 28,456.31
Fixed Income	50,990.00
Bond Funds	329,161.28
Equities	15,983.00
Equity Funds	536,973.82
Total Assets Long	**$ 961,564.41**
Cash (Debits)	(1,055.58)
Total Assets Short	**$ (1,055.58)**
Total Account Value	**$ 960,508.83**

Change in Account Value

	This Period 11/01/04 to 11/30/04	Year to Date 01/29/04 to 11/30/04
Starting Account Value	$ 941,524.16	$ 0.00
Deposits	$ 0.00	$ 0.00
Withdrawals	(2,000.00)	(155,500.00)
Investments Received-In	0.00	1,046,705.55
Investments Delivered-Out	0.00	0.00
Fees & Charges	(1,978.01)	(5,349.30)
Other Credits/Debits	0.00	42,762.05
Total Contributions/(Withdrawals)	**$ (3,978.01)**	**$ 928,618.30**
Dividends	$ 1,266.39	$ 12,244.52
Interest and Misc. Income	0.00	1,768.68
Capital Gain Distributions	1,162.20	1,162.20
Income Reinvested	(16.02)	(43.54)
Change in Value of Investments	**$ 20,550.11**	**$ 16,758.67**
Ending Account Value	**$ 960,508.83**	**$ 960,508.83**

Noted for Your Account

Income during this period was $2,428.59

Portfolio Composition


Fixed Income 5%
Equities 2%
Bond Funds 34%
MMFs (Sweep) 3%
Equity Funds 56%

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Investment Detail

Cash and Money Market Funds (Sweep)

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CASH				$ (1,055.58)
SCHWAB ADV CASH RESERVE	SWQXX	28,456.3100 L	$ 1	28,456.31
Total Market Value of Cash and Money Market Funds (Sweep)				**$ 27,400.73**

Investment Holdings

Fixed Income: Municipal Bonds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
ANAHEIM CALIF 4.7%07 GO DUE 10/01/07 UTX Aa2/AA CURRENT YIELD 4.59415%		25,000 L	$ 102.3040	$ 25,576.00
PASADENA CALIF 4.5%05 ELEC ELEC DUE 08/01/05 REV A1/A+ CURRENT YIELD 4.42669%		25,000 L	101.6560	25,414.00
Total Market Value of Fixed Income				**$ 50,990.00**

Bond Funds

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT BOND FUND CLASS A	CSIBX	6,359.8530 L	$ 16.2800	$ 103,538.41
DOMINI SOCIAL BOND FUND	DSBFX	9,229.1300 L	10.9700	101,243.56
FEDERATED GNMA INST SHR	FGMAX	8,766.7250 L	11.1800	98,011.99

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
PAX WORLD HIGH YIELD FUND INDIVIDUAL INVESTOR CLASS	PAXHX	2,979.3580 L	$ 8.8500	$ 26,367.32
Total Market Value of Bond Funds				**$ 329,161.28**
Equities				
EXXON MOBIL CORPORATION	XOM	100 L	$ 51.2500	$ 5,125.00
GENERAL ELECTRIC COMPANY	GE	150 L	35.3600	5,304.00
PFIZER INCORPORATED	PFE	200 L	27.7700	5,554.00
Total Market Value of Equities				**$ 15,983.00**
Equity Funds				
ARIEL APPRECIATION FUND	CAAPX	968.1870 L	$ 45.5900	$ 44,139.65
CALVERT NEW VISION SMALL CAP FUND CLASS A	CNVAX	1,807.7530 L	19.9700	36,100.83
CALVERT SOCIAL INDEX FD CLASS A	CSXAX	2,394.4700 L	11.0200	26,387.06
CALVERT SOCIAL INVT EHNANCED EQUITY CLASS A	CMIFX	1,801.0400 L	17.8300	32,112.54

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Investment Detail (continued)

Investment Holdings

Description	*Quote Symbol*	*Quantity Long/Short*	*Latest Price*	*Total Market Value*
CALVERT SOCIAL INVT EQTY FUND CLASS A	CSIEX	1,347.7040 L	$ 33.4200	$ 45,040.27
CALVERT WORLD VALUES INTL EQUITY FUND CLASS A	CWVGX	3,526.4690 L	18.2200	64,252.27
CITIZENS EMERGING GROWTH STANDARD CL	WAEGX	1,983.2060 L	13.4200	26,614.62
DOMINI SOCIAL EQUITY FD	DSEFX	1,111.0480 L	28.7500	31,942.63
FLEX TOTAL RETURN UTILIT IES FUND	FLRUX	2,120.8160 L	16.4500	34,887.42
FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND	FFREX	1,698.0390 L	16.7900	28,510.07
MMA PRAXIS CORE STOCK FUND CL A	MMPAX	3,479.4640 L	13.6400	47,459.89
MMA PRAXIS INTERNATIONAL FUND CL A	MPIAX	6,185.7140 L	10.3400	63,960.28
PAX WORLD BALANCED FUND	PAXWX	2,453.2580 L	22.6500	55,566.29
Total Market Value of Equity Funds				**$ 536,973.82**

Total Account Value	**$ 960,508.83**

Account of ANTONIA CLARK

Statement Period: November 1, 2004 Through November 30, 2004
Account Number: 4192-7032

Transaction Detail

Investments Purchased and Sold

Settle Date	Trade Date	Transaction	Description	Quote Symbol	Quantity	Unit Price	Purchase/Debit	Sales/Credit
Equities Activity								
11/26	11/22	Sold	AMERICAN EXPRESS COMPANY	AXP	(100)	$ 56.1430		$ 5,594.21
11/26	11/22	Sold	BP PLC ADR F SPONSORED ADR	BP	(110)	59.9700		6,576.59
11/26	11/22	Sold	EXXON MOBIL CORPORATION	XOM	(20)	50.8100		996.22
		Total Equities Activity						**$ 13,167.02**
			Total Investments Purchased and Sold					**$ 13,167.02**

Cash Activity

Trans Date	Process Date	Transaction	Description	Withdrawal	Deposit
Deposit and Withdrawal Activity					
11/30	11/30	MoneyLink Txn	Tfr BANK OF AMERICA, N, ANTONIA A CLARK	$ 2,000.00	
		Total Deposit and Withdrawal Activity		**$ 2,000.00**	

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity					
11/10	11/10	Qualified Dividend	AMERICAN EXPRESS COMPANY		$ 12.00
11/15	11/15	Dividend	SCHWAB ADV CASH RESERVE		16.02
11/17	11/17	Short Term Cap Gn	ARIEL APPRECIATION FUND		147.56
11/17	11/17	LT Cap Gain	ARIEL APPRECIATION FUND		1,014.64
11/23	11/23	Cash Dividend	CALVERT SOCIAL INVT BOND		293.95

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Transaction Detail (continued)

Cash Activity (continued)

Trans Date	Process Date	Transaction	Description	Expense	Income
Income Activity (continued)					
11/30	11/30	Cash Dividend	DOMINI SOCIAL BOND FUND		$ 295.13
11/30	11/30	Cash Dividend	FEDERATED GNMA INST SHR		377.15
11/30	11/30	Cash Dividend	FLEX TOTAL RETURN UTILIT		91.20
11/30	11/30	Cash Dividend	FORWARD UNIPLAN REAL		45.85
11/30	11/30	Cash Dividend	PAX WORLD HIGH YIELD		135.09
		Total Income Activity			**$ 2,428.59**

Trans Date	Process Date	Transaction	Description	Expense	Credit
Fees and Charges					
11/01	11/01	Advisor Fee*	MGMTFEE TO ADVISOR	$ 1,978.01	
		Total Fees and Charges		**$ 1,978.01**	
			Total Cash Activity	**$ 3,978.01**	**$ 2,428.59**
				Subtractions from Account	*Additions to Account*
			Total Completed Transactions	**$ 3,978.01**	**$ 15,595.61**

Please see "Footnotes for Your Account" section for an explanation of the footnote codes and symbols on this statement

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Money Funds Detail

Settlement Date	Transaction	Description	Quantity	Unit Price	Purchase/Debit	Sale/Credit
Money Market Funds (Sweep) Activity						
SCHWAB ADV CASH RESERVE Activity						
Opening Shares of SCHWAB ADV CASH RESERVE were 16,882.3800						
11/01	Redeemed		1,099.2500	$ 1		$ 1,099.25
11/02	Redeemed		1,978.0100	1		1,978.01
11/12	Purchased		12	1	$ 12.00	
11/15	Dividend		16.0200	1	16.02	
11/18	Purchased		1,162.2000	1	1,162.20	
11/24	Purchased		293.9500	1	293.95	
11/29	Purchased		13,167.0200	1	13,167.02	
Closing Shares of SCHWAB ADV CASH RESERVE were 28,456.3100						
	Total SCHWAB ADV CASH RESERVE Activity				**$ 14,651.19**	**$ 3,077.26**
		Total Money Market Funds (Sweep) Activity			**$ 14,651.19**	**$ 3,077.26**

SCH ADV CSH RSV 1.230 %

Dividends Pending

Payable Date	Transaction	Description	Quantity	Rate per Share	Share Distribution	Cash Distribution
12/03	Qualified Dividend	PFIZER INCORPORATED	200	0.1700		$ 34.00
12/06	Qualified Dividend	BP PLC ADR F	110	0.4260		46.86
12/10	Qualified Dividend	EXXON MOBIL CORPORATION	120	0.2700		32.40
		Total Dividends Pending				**$ 113.26**

Pending transactions are not included in account value

Account of ANTONIA CLARK

Statement Period: November 1, 2004 through November 30, 2004
Account Number: 4192-7032

Income Summary

	This Period:		Year to Date:	
Description	*Federally Taxable*	*Federally Tax-Exempt*	*Federally Taxable*	*Federally Tax-Exempt*[1]
Cash and Money Market Activity				
Money Funds Dividends	$ 16.02		$ 43.54	
Schwab One® Interest			63.13	
Securities				
Cash Dividends	$ 1,397.93		$ 12,316.59	
Total Capital Gains	1,014.64		1,014.64	
Municipal Bond Interest				$ 4,738.10
Total Income	**$ 2,428.59**	**$ 0.00**	**$ 13,437.90**	**$ 4,738.10**

[1] *Certain income in this category may qualify for state tax exemption; consult your tax advisor*

Footnotes For Your Account

- You have authorized Schwab to pay your advisor's fees from your account. It is your responsibility to verify the accuracy of the fees. Schwab has no obligation to review or monitor these fees. Contact your Investment Advisor if you have questions.

[redacted]

Environment Policy

It is Exxon Mobil Corporation's policy to conduct its business in a manner that is compatible with the balanced environmental and economic needs of the communities in which it operates. The Corporation is committed to continuous efforts to improve environmental performance throughout its operations.

Accordingly, the Corporation's policy is to:

- comply with all applicable environmental laws and regulations and apply responsible standards where laws and regulations do not exist;
- encourage concern and respect for the environment, emphasize every employee's responsibility in environmental performance, and foster appropriate operating practices and training;
- work with government and industry groups to foster timely development of effective environmental laws and regulations based on sound science and considering risks, costs, and benefits, including effects on energy and product supply;
- manage its business with the goal of preventing incidents and of controlling emissions and wastes to below harmful levels; design, operate, and maintain facilities to this end;
- respond quickly and effectively to incidents resulting from its operations, in cooperation with industry organizations and authorized government agencies;
- conduct and support research to improve understanding of the impact of its business on the environment, to improve methods of environmental protection, and to enhance its capability to make operations and products compatible with the environment;
- communicate with the public on environmental matters and share its experience with others to facilitate improvements in industry performance;
- undertake appropriate reviews and evaluations of its operations to measure progress and to foster compliance with this policy.


2008
Corporate Citizenship Report
Summary

Exhibit 3

ExxonMobil

Taking on the world's toughest energy challenges.™



Inside









exxonmobil.com

Visit the ExxonMobil Web site for the full 2003 Corporate Citizenship Report, related links and further information on company actions and results.

2003 Corporate Citizenship Report
A Letter from Lee Raymond



ExxonMobil's goal is to continue to be the world's premier energy company. We have operated for more than 120 years, and today we conduct business in some 200 countries and territories on six continents. A business of such size and scope cannot succeed unless it is grounded in the principles of good corporate citizenship.

We operate in a challenging environment. The demands placed by society on energy companies today are ever changing. What is undeniable is that the demand for energy is growing, not shrinking. Experts predict that the world will need about 40 percent more energy in 2020. Just meeting that demand, according to the International Energy Agency, will require the industry to invest some $200 billion per year on oil and gas development.

As a responsible energy company, we believe that good citizenship means helping meet that growth in demand in an economically, environmentally and socially responsible manner.

As described in this report, we are working on many fronts to continuously improve our performance.

For example, in 2003, in the area of environmental performance, we recorded the fewest spills in our history. We are also continuing to improve energy efficiency. This year we achieved record performance in energy efficiency across our refining business. We are also developing new technologies to produce low-sulfur motor fuels, and we continue our work with auto manufacturers to develop engines that are more energy-efficient and fuels that are cleaner-burning.

In the area of safety, in 2003, we continued to be an industry leader, with a company record for the fewest safety incidents. We are committed to continuous improvement in our safety performance and are expanding our efforts to further collect and analyze data to learn from all safety-related incidents so that we achieve our goal, *Nobody Gets Hurt.*

Every year we continue our long tradition of contributing to economic progress. Our support of communities takes many forms, the most visible of which is economic. Most significantly we invested, created jobs, transferred knowledge and fostered development of local businesses and infrastructure. We also paid taxes and made community contributions. The value of these activities is especially important in developing regions such as West Africa, where a substantial portion of our current investments are being made. We also continued to support the fight against global health pandemics such as malaria and HIV/AIDS, particularly in the developing world.

Our consistent, strong business performance underpins our ability to contribute in these ways. In 2003, ExxonMobil delivered the strongest earnings performance in the corporation's history and an industry-leading return on capital employed.

Our directors, management and employees understand that exemplary citizenship, including high standards of business conduct, effective corporate governance, sound financial controls, operational integrity and community engagement, is fundamental to sustained business success – and sustained business success is fundamental to good corporate citizenship. You cannot have one without the other.

While today's world will continue to change, the principles of good corporate citizenship do not. We take pride in our performance and are committed to ongoing improvement.

Sincerely,

Lee R. Raymond
Chairman and CEO

Corporate Governance



ExxonMobil Board of Directors 2003

Governance Practices
Financial Controls
Operational Integrity and Controls

At ExxonMobil, we recognize the importance and value of sound corporate governance practices and high ethical standards. We believe our straightforward business model, culture of integrity and legal compliance, governance practices and management control systems are key to achieving long-term sustainable results. ExxonMobil's corporate governance practices and financial controls meet the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange listing standards.

We believe that the methods we employ to attain results are as important as the results themselves. We are committed to candor, honesty and integrity in the reports that we make to our investors. Those messages are included in our *Standards of Business Conduct,* which have been widely communicated to our employees for decades. ExxonMobil employees and non-employee directors are expected to review the policies in our *Standards of Business Conduct* periodically and to apply them to all aspects of their work. Procedures for receiving and handling questions, concerns and suggestions regarding ExxonMobil's business practices are also defined in the *Standards of Business Conduct.*

The *Standards of Business Conduct* and our rigorous control systems support the ethical framework by which we operate worldwide.

Standards of Business Conduct

ExxonMobil's *Standards of Business Conduct* contain 16 foundation policies and also address guiding principles, related procedures and open-door communication.

- Ethics Policy
- Conflicts of Interest Policy
- Corporate Assets Policy
- Directorships Policy
- Gifts and Entertainment Policy
- Political Activities Policy
- International Operations Policy
- Antitrust Policy
- Health Policy
- Environment Policy
- Safety Policy
- Product Safety Policy
- Customer Relations and Product Quality Policy
- Alcohol and Drug Use Policy
- Equal Employment Opportunity Policy
- Harassment in the Workplace Policy

Governance Practices

For years, ExxonMobil has been a corporate governance leader. We have long had a majority of independent directors; audit, governance, compensation, public issues and contributions committees comprised entirely of independent directors; board committee charters; and board resolutions authorizing and directing committee activities.

ExxonMobil's *Corporate Governance Guidelines* include matters relating to board structure, director selection, board meetings, CEO-performance review and succession planning. The guidelines also address

ExxonMobil's focus on good corporate citizenship begins with our commitment to high ethical standards, effective corporate governance, sound financial controls, operational integrity and safety, health and environmental care.

non-employee director compensation and shareholder matters such as voting rights, shareholder proposals and ratification of independent auditors.

Financial Controls

Sound financial control is fundamental to our business operating model. We have established, effective control mechanisms for our worldwide operations. Authority to approve business arrangements on behalf of our company is clearly assigned and formally delegated to appropriate management. Through internal and external audits, we continuously monitor compliance and require timely resolution of controls-related issues.

Our System of Management Control Basic Standards (SMC) defines the basic principles, concepts and standards that drive our control system across our worldwide operations. Our Controls Integrity Management System (CIMS), based on the SMC, provides common processes and tools for compliance with our SMC. CIMS provides a structured approach to assessing financial-control risks, establishing procedures for mitigating concerns, monitoring conformance with standards, and reporting results to management. CIMS is consistent with the internal-controls framework recommended by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), a voluntary private-sector organization dedicated to improving the quality of financial reporting through business ethics, effective internal controls and corporate governance.

Operational Integrity and Controls

Our *Operations Integrity Management System* (OIMS) provides a structured framework for operational standards of safety, health and environmental protection. As with all our control systems, it is used in all our operations globally. OIMS comprises 11 elements, each with specific and clearly defined expectations that every operation must fulfill. All operating units are periodically assessed to ensure compliance and define additional improvement actions. OIMS conforms with the International Standards Organization's guidelines for environmental management systems (ISO 14001).

Further Information

For further details of ExxonMobil's governance structure and activities, visit exxonmobil.com.


ExxonMobil


ExxonMobil

Copies of Exxon Mobil Corporation's *2003 Summary Annual Report, 2003 Financial and Operating Review* and other company publications are available online or in print by contacting:

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039 USA

ExxonMobil Shareholder Services
P.O. Box 43008
Providence, RI 02940 USA
1-800-252-1800 *(within continental U.S.)*
1-781-575-2058 *(outside continental U.S.)*

Environmental Performance



Söhlingen gas field, Germany

ExxonMobil is committed to maintaining the highest standards of safety, health and environmental (SH&E) care. We comply with all applicable environmental laws and regulations and apply responsible standards where laws and regulations do not exist.

Energy and chemicals are essential to society. ExxonMobil is committed to producing these valuable products while protecting the health and safety of people and safeguarding the environment. Our goal is to drive injuries, illnesses and operational incidents to zero.

Following the Valdez oil spill in 1989, we built into the fabric of our company a continuous improvement program to strengthen our environmental-protection controls. Our approach is founded on our basic operating principles of disciplined and clearly documented management systems; scientific, economic and technical analysis; and a commitment to research and development to improve our products and performance.

The Operations Integrity Management System (OIMS) is the primary tool we use to conduct our operations and assess and improve our SH&E performance. OIMS enables us to measure our progress, plan future improvements and ensure management accountability for results. OIMS conforms with the standards of ISO 14001 and is used by every ExxonMobil facility.

In 2003, ExxonMobil's international operations were recognized for environmental excellence (see page 12).

Environmental Business Planning

ExxonMobil businesses around the world develop detailed environmental business plans that are an integral part of their annual business strategies. This planning process includes an assessment of existing and expected environmental and business conditions. It also evaluates community issues and potential future regulations. The results of this rigorous planning process are stewarded and reviewed internally by management, including the corporation's Management Committee (comprising the corporation's four most-senior managers) and a committee of the Board of Directors.

Measurement and Reporting

ExxonMobil is working with industry associations to develop common environmental indicators that can be used to report actual and relative performance and that are relevant for public reporting.

We are active in the Joint Corporate Reporting Task Force, led by the International Petroleum Industry Environmental Conservation Association (IPIECA) and the American Petroleum Institute (API). The task force developed the *Compendium of Sustainability Reporting Practices and Trends for the Oil and Gas Industry.* This will improve understanding and communication of the industry's sustainability-performance measurement and reporting practices. We also participated in another

We are committed to outstanding environmental performance. Our goal is to drive environmental incidents to zero and improve energy efficiency in all our operations. We will operate responsibly everywhere we do business by implementing scientifically sound, practical solutions.

IPIECA effort that formulated the recently released *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions.*

Globally, ExxonMobil continues to take steps to accurately measure and report our emissions. We support mandatory reporting of greenhouse gas emissions on a consistent basis by all companies (see page 9).

Spills (Non-Marine Vessels)

In 2003, ExxonMobil achieved the fewest oil spill incidents in our history. Per the chart below, spills are down by 30 percent since 2000. The reduction largely reflects proactive tank-integrity initiatives, selective piping upgrades and work-practice enhancements.

Most of the spills involved very small quantities, but regrettably, three were more than 1,000 barrels each and totaled 7,800 barrels. These occurred in Nigeria, offshore Equatorial Guinea and in the United States, in coastal Louisiana. We conducted comprehensive clean-up operations and initiated detailed investigations. Lessons derived from the incidents are being used to further improve our performance and reduce incidents throughout the world.



In 2003, ExxonMobil achieved a company record for the fewest oil spill incidents. Spills from company vessels have been reduced by 90 percent since 1996.

Retail Site Tank Upgrades

ExxonMobil's Fuels Marketing organization is continuing to upgrade underground storage tanks at retail sites worldwide. This initiative, which cost more than $50 million in 2003 and will total more than $70 million in 2004, includes upgrades to eliminate potential corrosion and the introduction of advanced leak-detection systems.

Spills (Non-Marine Vessels)
Number of Oil, Chemical and Drilling-Fluid Spills Greater Than 1 Barrel


800
600
400
200
0
2000
2001
2002
2003
Number of Spills to Water
Number of Spills to Soil

Spills (Marine Vessels)

In 2003, our owned and long-term leased tankers spilled less than one teaspoon of oil for every million gallons transported.

There were only two spills from company-operated marine vessels during 2003. Since 1996, spills have been reduced by 90 percent.

We expect the same performance from marine vessels operated by third parties as we do from our own vessels. Approximately 80,000 screenings are conducted annually on contract tankers and barges to ensure compliance with ExxonMobil standards. Overall, the

Spills (Marine Vessels — Operated and Long-term Leased)

Number of Incidents


25
20
15
10
5
0
1996 1997 1998 1999 2000 2001 2002 2003
Operated Vessels:
Spills of More Than a Barrel
Spills of a Barrel or Less
Long-term Leased Vessels:
All Spills

spill performance of our non-company long-term leased vessels is comparable to ExxonMobil's own performance.

Emergency Response Preparedness

To minimize the potential impact of spills or other incidents, ExxonMobil maintains a strong capability to respond to operational emergencies. Our emergency response teams, which comprise both local personnel and regional experts, practice regularly to ensure readiness to address emergencies at any time, in any location.

In addition, ExxonMobil was instrumental in establishing industry-funded oil spill response centers in various locations around the world. These centers maintain supplies of response equipment such as vessels, booms, skimmers and dispersants. They also train personnel in response techniques and maintain expert teams from across the industry. A policy of mutual aid exists, and each center is prepared to comprehensively respond to oil spills regardless of location or the company involved.

Environmental Expenditures

ExxonMobil's worldwide environmental expenditures in 2003 totaled more than $2.8 billion, of which approximately $1.3 billion was for capital investments and $1.5 billion was for additional operating expense. Significant among these expenditures were technology upgrades for the manufacturing of low-sulfur motor fuels, sulfur dioxide (SO_2) and nitrogen oxide (NOx) emission reductions.

Total environmental spending is expected to be similar in 2004 at more than $2.5 billion, with capital expenditures representing about 40 percent of that total.

Fines and Penalties

During 2003, ExxonMobil affiliates paid $0.7 million in fines and penalties relating to environmental incidents.

Air Emissions (Products)

Around the world, additional sulfur reduction is further reducing emissions from the use of diesel and gasoline. ExxonMobil's proprietary *SCANfining* technology reduces sulfur levels in gasoline while minimizing octane loss. As well as being used in our own refineries, this technology has been licensed for use in numerous non-ExxonMobil refineries in North and South America, Europe, Asia and the Middle East.

ExxonMobil is also working with vehicle manufacturers to investigate a range of technologies to reduce nitrogen oxide (NOx) emissions from engine exhaust. The effort combines our expertise in the areas of combustion science, computer modeling and catalysis. We have modified the Fuel Ignition Quality Tester, a device for testing engine performance, to better study the interaction of fuels and engine-combustion conditions. We are also working on new catalyst materials for use in further reducing NOx emissions from the engine tailpipe. Successfully combining these technologies could speed the



A Baton Rouge refinery technician holds a beaker of the clean-burning, low-sulfur gasoline being produced at that facility using ExxonMobil's proprietary *SCANfining* technology.

development and commercialization of new high-efficiency diesel engine systems.

Air Emissions (Operations)

ExxonMobil is committed to continuing to reduce the total air emissions from our operations. In fact, over the past six years, our worldwide refining emissions have been reduced by more than 10 percent.

ExxonMobil's low-NOx burner technology has led the industry for large energy-consuming ethylene furnaces. A new generation of these burners, now implemented commercially at our Baytown, Texas, Olefins plant, has halved the nitrogen oxide (NOx) emissions from earlier industry-leading burners.

ExxonMobil invested more than $10 million to build two new thermal oxidation units at the Fawley Chemical Plant in the United Kingdom and the Baton Rouge Plastics Plant in Louisiana to reduce volatile organic compounds (VOC) emissions by more than 800 tons per year. We are also installing state-of-the-art emission-scrubbing equipment at our Beaumont, Texas, refinery to achieve an 80 percent reduction in SO_2 by 2004.

Water Conservation

ExxonMobil seeks opportunities to conserve industrial water use, especially where freshwater supply is an issue. In Singapore, for example, since ground water is not used as a water source, freshwater must be gathered in catchment reservoirs or imported from neighboring Malaysia. With increasing demand, our refinery and chemical plant in Singapore have made significant improvements in water use through recovery, recycling and reuse. Freshwater is progressively being replaced with reclaimed domestic/non-domestic wastewater.

In Canada, Imperial Oil (majority-owned by ExxonMobil) has substantially reduced the volume of freshwater used at the Cold Lake, Alberta, oil sands operation. The amount of freshwater used per cubic

Air Emissions (Operations)



Upstream
Refining
Chemical
Tonnes of Emissions per 100 Tonnes of Throughput
Sulfur Dioxide (SO2)
.08
.06
.04
.02
0
2000
2001
2002
2003
Volatile Organic Compounds (VOC)
.08
.06
.04
.02
0
2000
2001
2002
2003
Nitrogen Oxides (NOx)
.08
.06
.04
.02
0
2000
2001
2002
2003

Normalization Bases
Upstream: Oil and gas produced, includes gas reinjected or flared.
Refining: Crude oil plus feedstocks input.
Chemical: Products.

"Fugitive" Emission Reductions

ExxonMobil facilities are continually working to reduce "fugitive" hydrocarbon emissions from piping components. The challenge is to identify the few components with tiny, invisible leaks needing repair out of hundreds of thousands of valves and fittings. We then use new approaches and technologies to undertake repairs and to reduce the heavy cost and administrative burden typically associated with such programs. New gas-imaging techniques have been developed to focus on and more quickly detect components with the highest leak rates.

For example, at our Fife Ethylene Plant in Scotland, technicians use digital photos and historical data to monitor some 29,000 pipe fittings, valves and flanges throughout the plant. The process allows personnel to quickly identify any leak, however minor, and enable repairs to be undertaken.

meter of bitumen produced has been reduced to less than 20 percent of that used in the late 1970s.

Biodiversity

ExxonMobil recognizes the protection of biodiversity – the variety and complexity of life – as an important conservation issue that presents broad challenges to society. We believe we can operate responsibly in sensitive areas by implementing scientific, practical and sustainable solutions. Protecting biodiversity is a fundamental part of our environmental-management system and is considered during our business planning and across all aspects of our operations. For example:

☐ In Italy, ExxonMobil designed the Adriatic LNG pipeline project to minimize construction activities when local endangered birdlife is nesting and breeding.

☐ In Saxony, Germany, more than 84,000 trees were planted in an area that had been seriously hit by a severe flood. Over the past seven years, more than 588,000 trees have been planted in Germany with ExxonMobil's help.

☐ In Cameroon, flora and fauna in three ecologically sensitive areas along the Chad-Cameroon pipeline route were protected, and an anti-bushmeat policy prevented workers from hunting, purchasing or consuming wild game while working on the project. Other measures included safeguarding rare, threatened or endangered species such as primates and marine turtles known to inhabit certain areas of the pipeline route.

☐ In Alberta, Canada, rather than laying pipe on the bottom of Wizard Lake, 1,400 meters of pipe were installed via horizontal directional drilling at a depth of 40 meters below the lake bottom to avoid any potential ecosystem impact on the lake.

☐ On Sakhalin Island, Russia, more than $7.5 million has been spent on Western Grey Whale research and mitigation programs. The research involved prominent Russian and Western scientists and uncovered a previously unknown feeding ground. The expanded knowledge of whale behavior will aid in protection of the whales and assist environmental planning for local oil and gas operations.

Greenhouse Gas Emissions

Starting this year, ExxonMobil will shift its reporting of greenhouse gas (GHG) emissions to cover direct emissions associated with its equity ownership of all interests, instead of direct and indirect (third-party



The Baton Rouge Refinery has improved energy-critical heat exchanger monitoring and cleaning, resulting in reduced GHG emissions and significant energy-efficiency savings over the past three years.

Greenhouse Gas Emissions
Absolute
Millions of Tonnes


60
50
40
30
20
10
0
2002
2003
☐ Downstream ☐ Upstream ☐ Chemical ☐ Power Sales

Equity direct sources of CO_2, methane, and N_2O on a CO_2-equivalent basis.

Normalized
Tonnes of Emissions per 100 Tonnes of Throughput


60
50
40
30
20
10
0
2002
2003
☐ Downstream ☐ Upstream ☐ Chemical

Equity direct sources of CO_2, methane, and N_2O on a CO_2-equivalent basis.

power and steam purchases) emissions from only ExxonMobil-operated facilities.

This revised basis is consistent with the recently released IPIECA *Petroleum Industry Guidelines for Reporting Greenhouse Gas Emissions*. We believe reporting on this direct-ownership basis best corresponds with emerging regulatory trends and shareholder interests.

In 2003, our direct-equity GHG emissions increased 2 percent to 135.6 million tonnes primarily due to higher power sales in Hong Kong and a return to prior levels of oil production in Nigeria, which had reduced oil output in 2002 to comply with OPEC quotas.

As we have for many years, we are taking a number of significant actions to improve our efficiency and reduce GHG emissions in our operations. Initiatives include:

□ **Energy Efficiency:** Our *Global Energy Management System* (GEMS) uses international best practices and benchmarking to identify efficiency improvements at each of our manufacturing plants. It also helps us understand the energy-efficiency impacts, and subsequent GHG emissions, of new projects for consideration during the project-design stage. Since 1990, our refineries have improved their energy efficiency by nearly 10 percent. GEMS has helped us achieve these efficiencies, as well as identify opportunities for an additional 10 percent improvement. In 2003, we achieved record performance in energy efficiency across our worldwide refining business, and over the past four years, our U.S. refineries alone have improved at a rate three times higher than industry.

Over the past four years, our energy-conservation efforts have saved enough energy to supply 900,000 European households with electricity each year.

Refining Energy Index
1990 = 100%



100
95
90
85
80
75
70
1990
1995
2000
2003

Energy index data estimated between survey years.

Cogeneration Capacity
Megawatts
Equivalent of Millions of Residential Households*



4000
3000
2000
1000
0
1.2
1.0
.8
.6
.4
.2
0
70
75
80
85
90
95
00
03
05

*Number of typical U.S. residential households that could be served by the additional energy captured through the improved efficiency resulting from our cogeneration assets.

□ **Cogeneration:** Cogen is the simultaneous production of electricity and steam using clean-burning natural gas. It is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogen facilities that produce nearly 2,900 megawatts of electricity at 30 refineries, chemical plants and natural gas processing plants worldwide. Cogeneration has reduced carbon dioxide emissions by almost 7 million tonnes per year (this is roughly equivalent to removing almost 1 million cars from the world's roads). Over the next two years, we will invest $1 billion in additional cogen capacity at our facilities in Texas, Wyoming and Ontario, Canada. These facilities will increase ExxonMobil's cogeneration capacity by an additional 30 percent.

□ **Flaring:** Flaring is the burning of some of the natural gas that is produced during oil production. In 2003, ExxonMobil flaring returned to prior levels, which were held back in Nigeria by OPEC production quotas in 2002. Although our flaring volumes increased, we remain the lowest contributor of gas flaring in Nigeria relative to other operators.

Flaring from Worldwide Oil and Gas Production Operations
Million Standard Cubic Feet per Day



600
500
400
300
200
100
0
2000
2001
2002
2003

Comparative Flaring Volumes — Nigeria
Millions of Cubic Feet per Day


4000
3000
2000
1000
0
51%
49%
34%
66%
Other Operations
Mobil Producing Nigeria
In Percent:
Gas Utilized
Gas Flared

In addition, we have announced plans to eliminate gas flaring in Nigeria while increasing daily oil production capacity by 145,000 barrels. The project will begin operating in 2006, ahead of government targets, and will reduce GHG emissions at our operated facilities by more than 5 million tonnes per year.

Advanced Fuels and Vehicle Systems Research

In the context of the use of petroleum in the overall economy, it is estimated that 87 percent of GHG emissions arise from consumer use of fuels. To at least the year 2030, the automotive industry projects that internal combustion engines will become increasingly efficient and continue to power more than 95 percent of all vehicles sold. Therefore, technologies that improve fuel efficiency and the emissions performance of these systems could substantially reduce environmental impacts for decades to come. ExxonMobil, alone and in collaboration with others, is investigating new approaches to internal combustion engine technology. These include:

☐ **Optimizing Systems:** Gasoline and diesel fuels are blends of various molecules, and each fuel behaves slightly differently during combustion. Working with Toyota, we are investigating in detail what happens when different blends of molecules are burned in an internal combustion engine. The knowledge gained will likely lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

☐ **New Combustion Technologies:** Called *Homogeneous Charge Compression Ignition*, these advanced engines would combine the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine. Better understanding of fuel chemistry and combustion could lead to a 30 percent improvement in fuel efficiency over today's diesel engines, with a resulting reduction in smog-causing emissions and carbon dioxide.



At ExxonMobil's laboratories in New Jersey, researchers are working to gain a better understanding of fuel chemistry and combustion. This research could lead to a 30 percent improvement in fuel efficiency over today's gasoline engines.

☐ **Hybrid Engines:** Another promising extension of internal combustion engine technology is the hybrid engine. Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. In city driving, hybrid vehicles are 50 percent more fuel-efficient than traditional gasoline engines. Broad use and the continued development of hybrid engines could have a significant, relatively near-term, impact on carbon dioxide emissions from personal vehicles.

Fuel Cell Research

For a longer-term approach to reducing greenhouse gas emissions and increasing energy efficiency, significant research related to hydrogen-powered automotive fuel cell systems is under way.

Fuel cells combine hydrogen and oxygen in a chemical reaction that creates electricity very efficiently. These systems offer the potential of zero vehicle emissions and twice the fuel economy of today's internal combustion engines. However, a number of challenges must be met before hydrogen can become a viable transport fuel. Among these are storage, safety and the high cost of production and distribution. It is also important to thoroughly understand the full supply-chain costs and greenhouse gas emissions that would be associated with hydrogen production and distribution before hydrogen is consumed on the vehicle. ExxonMobil is engaged in

a range of activities to address the many development challenges associated with hydrogen. These include:

- California Fuel Cell Partnership
- European Commission's Contact Group on Alternative Fuels
- U.S. Department of Energy's Hydrogen Safety Review Panel
- European Road Transport R&D Advisory Council
- U.S. Department of Energy's Freedom Car and Fuel Partnership

Global Climate and Energy Project (GCEP)

In addition to our own research and industrial partnerships, ExxonMobil is providing $100 million to Stanford University's Global Climate and Energy Project – a major long-term research program designed to accelerate the development of commercially viable energy technologies that can dramatically lower GHG emissions on a worldwide scale. ExxonMobil is joined by other major sponsors including General Electric, Schlumberger and Toyota. In carrying out the program, GCEP intends to establish research efforts outside Stanford at other institutions in Europe, Asia and the United States.

GCEP projects initiated in 2003 and currently under way include an integrated assessment of technology options, studies of hydrogen production and use, advanced combustion-system research, and studies of geologic sequestration of carbon dioxide. Projects commencing in 2004 include an assessment of carbon dioxide capture and storage and four new projects researching the use of hydrogen as an energy carrier.



A researcher uses a ring dye laser as part of a GCEP effort to develop smart sensors for advanced combustion systems. The outcome of this research may lead to substantial improvements in engine performance and air quality.

In all its research, GCEP seeks advanced technologies that can be adopted *globally,* not just in industrialized countries. This is critically important, as it is expected that about 80 percent of the growth in carbon emissions through 2020 will occur in developing countries. More information about GCEP and current research projects is available at http://gcep.stanford.edu.

Further detailed information on ExxonMobil's view of the key business challenges and opportunities associated with likely energy trends, greenhouse gas emissions and alternative energy options is available in our *Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy.*

2003 Environmental Awards

Prime Minister's Hibiscus Award for Exceptional Achievement
ExxonMobil Exploration and Production Malaysia Inc.

Canadian Association of Petroleum Producers' Gold Award for Environmental, Health and Safety Stewardship
Imperial Oil Resources Canada

British Safety Council Sword of Honour
International Marine Transportation

ASIQUIM Chilean Chemical Association Responsible Care Award for Safety, Health and Environment
Esso Chile Petrolera Ltda.

Excellence in Caring for Texas Award for Community Awareness, Emergency Response and Pollution Prevention
ExxonMobil Baytown Chemical Plant, Texas, USA

EPA Stratospheric Ozone Protection Award
ExxonMobil Chemical Fluids, USA

Prime Minister's Hibiscus Award for Notable Achievement
Esso Malaysia Berhad & ExxonMobil Malaysia Sdn Bhd

Peoples Republic of China Good Performance Award for Environmental Protection
ExxonMobil Taicang Lube Oil Blending Plant, PRC

Safety and Health



Marine safety training, IMT *Raven*

- 2003 Safety Performance
- International Safety Leadership
- Security
- Strategic Health Management
- Global Health Pandemics
- Malaria Prevention & Treatment
- HIV/AIDS Education & Prevention
- 2003 Safety Awards

ExxonMobil's goal is zero injuries or illnesses. We strive for an accident-free workplace and an environment where *Nobody Gets Hurt.* The requirement for safety is an overriding priority at all of our operations and facilities. We believe a company's commitment to the highest standards of safety, health and environmental care is indicative of superior performance in other aspects of its operations.

We are taking a number of innovative steps to improve our safety and health performance. Key among these are a new global information management system to collect, analyze and better learn from safety-incident data and implementation of an industry-leading malaria-control program.

2003 Safety Performance

ExxonMobil continued to be an industry leader in safety in 2003, with the fewest number of safety incidents in company history. Regrettably, however, 23 employee and contractor fatalities occurred during the year. We are committed to learning from every incident, and we will use the lessons learned from our investigations to further improve operational safety performance.

In 2003, ExxonMobil's operations were recognized for exceptional safety performance around the world (see page 16).

International Safety Leadership

To promote safety and share best practices internationally, ExxonMobil is contributing $1 million to underwrite a five-year program of the U.S. National Safety Council. The program will honor companies that demonstrate commendable international leadership and excellence in safety, health and environmental (SH&E) performance.

Lost-Time Injuries and Illnesses
Incidents per 200,000 Work Hours



0.8
0.6
0.4
0.2
0
94
95
96
97
98
99
00
01
02
03

- ExxonMobil Employees
- ExxonMobil Contractors
- U.S. Petroleum Industry Benchmark (employee safety data from participating API companies)

Total Recordable Incident Rate
Incidents per 200,000 Work Hours



2.5
2.0
1.5
1.0
0.5
0
95
96
97
98
99
00
01
02
03

- ExxonMobil Employees
- ExxonMobil Contractors
- U.S. Petroleum Industry Benchmark (employee safety data from participating API companies)

We are committed to ensuring the safety and health of our employees, contractors and communities. We believe providing a safe work environment contributes to and is indicative of superior performance in other aspects of our business.

Winners of the Robert W. Campbell Award will be internationally showcased to help promote wider use of best practices and document case studies linking SH&E and improved business performance.

Security

ExxonMobil has had a longstanding commitment to the protection of its people, facilities, information and other assets. We are committed to continuing to reinforce the importance of security and implementing appropriate and balanced security measures. These measures take into account perceived risks, the cost and practicality of potential countermeasures, relationships with communities in which we operate, compliance with applicable laws, and recognition of social norms. To ensure that these goals are achieved, our systematic approach to security is being integrated into our Operations Integrity Management System. Our considerations for integrated security management include:

Management Leadership – security is integrated with other business activities as a line-management responsibility. Security measures are implemented and communicated with internal and external consultation.
Intelligence/Threat Assessment – a systematic approach to assessing potential threats is used and includes community input and dialogue.
Risk Management – security and response plans are designed to minimize assessed risks, consistent with the law and respect for human rights.
Personnel Protection – best practices are used to protect all personnel against threats resulting from their employment.
Incident Investigation/Analysis – incidents are investigated, recorded, reported and analyzed. Practices are modified based on findings.
Operations Protection – technology and security personnel are integrated into a unified approach. Force, including firearms, can be used only with restraint and as a last resort, consistent with applicable law.
Emergency Procedures – effective response plans are developed and maintained to help protect employees, the public, the environment and company assets.
Management of Change – changes requiring modification of security practices are identified and acted upon.

Strategic Health Management

For decades, ExxonMobil has worked with governments and other public health providers to improve health and safety wherever we operate. In support of this effort, in the late 1990s we pioneered *Strategic Health Management,* an initiative that has been widely adopted within the energy industry. It provides a framework for incorporating workforce and community health considerations into major project-development plans.

The emphasis is on primary health care initiatives, with a focus on strengthening existing resources and fostering local program development and ownership. Activities are based on assessments of the health status and needs of local communities and are guided by strategic health plans.

Global Health Pandemics

Malaria, HIV/AIDS and tuberculosis are having a major human and economic impact in sub-Saharan Africa and are a significant and emerging threat in China, India and Latin America. We are actively working to assist local and international efforts to fight these diseases and improve public health.

At a local level our approach includes:

- Systematic and continuous workplace-based prevention programs and education
- Facilitating employees' and their dependents' affordable access to superior locally available health care
- Working directly with governments, non-governmental organizations and other public-health providers to strengthen community-based health-sector capacity (this includes health-worker training, facilities and materials)

Internationally, we fund and collaborate with multiple business and medical professional associations as well as the World Health Organization (WHO), the United Nations Development Programme (UNDP), the United Nations Children's Fund (UNICEF), the World Bank, the Global Business Council on HIV/AIDS, the World Economic Forum on Global Health Initiatives and the Corporate Council on Africa.



Technicians undertake malaria laboratory training at Soyo Municipal Hospital, Angola. ExxonMobil provided funding to upgrade the hospital's malaria treatment and laboratory facilities.

Malaria Prevention and Treatment

Every year there are at least 300 million acute cases of malaria globally, resulting in more than a million deaths. About 90 percent of these deaths occur in Africa, mostly in young children. The World Health Organization (WHO) estimates that malaria costs Africa more than US$12 billion annually and has significantly slowed economic growth.

ExxonMobil helps fund two malaria-focused drug-research programs, the *Harvard Malaria Initiative,* which investigates drug-resistance mechanisms, and the *Medicines for Malaria Venture,* which seeks development of new effective and affordable anti-malarial drugs.

In addition, since 2001 ExxonMobil has supported *Roll Back Malaria,* a global partnership founded by the WHO, the United Nations Development Programme (UNDP), the United Nations Children's Fund (UNICEF) and the World Bank, with the goal of halving the world's malaria burden by 2010. ExxonMobil is actively involved in projects in Chad, Cameroon, Angola, Equatorial Guinea, Nigeria and Zambia.

ExxonMobil worked with the WHO to develop long-lasting, insecticide-treated mosquito netting to replace conventional bed nets that require retreatment after a few months. We helped design the improved material and donated 360 tons of polyethylene resin to manufacture it. A pilot project is under way with the goal of establishing sustainable manufacturing capability in Africa to produce large quantities of the improved bed nets.

> *"The use of long-lasting nets brings us to a crucial point in the war against malaria. If we can get these kinds of nets into the homes of the people who need them most, we can take a huge stride toward stopping a disease that kills 3,000 children every day."*
>
> Carol Bellamy
> UNICEF Executive Director
> Roll Back Malaria Media Release
> September 26, 2003

In Chad, we distributed 39,000 insecticide-treated bed nets to 171 local villages. In Angola, we provided funding to upgrade malaria laboratory and treatment facilities at Soyo Municipal Hospital. In Zambia, we funded discount vouchers through ante-natal clinics to be used for the purchase of bed nets.



ExxonMobil has distributed 39,000 insecticide-treated bed nets to 171 villages in Chad.

HIV/AIDS Education & Prevention

Around 40 million people are living with HIV/AIDS worldwide, and more than 5 million people were newly infected in 2003. Sub-Saharan Africa is the most severely affected region in the world, with more than 26 million people infected.

ExxonMobil is working with our employees and the communities where we operate to stop the spread of this disease.

In Chad and Cameroon, we hold regular education sessions for our employees and contractors to explain prevention methods. We have also funded a mobile HIV/AIDS-prevention-training van that tours oilfield-area villages.

In Angola, we help finance a public-private partnership that supports a variety of community-focused education and prevention campaigns.

Building on these and other activities, ExxonMobil has committed to a comprehensive HIV/AIDS workplace program across its operations in Africa. Elements include:

- Workplace Prevention Education Program
- Medical & benefits plans where HIV/AIDS is addressed like other illnesses
- Community projects to help strengthen local health care capacity

For the workplace program, ExxonMobil is working with Population Services International (PSI), a nonprofit organization whose mission is to promote and advance healthy behavior. PSI has staff in 30 African countries and has extensive experience in workplace education.

Internationally, ExxonMobil is an active member of various global business forums that focus on HIV/AIDS. These include the Global Business Coalition on HIV/AIDS and the World Economic Forum's Global Health Initiative.

2003 Safety Awards

Malaysian Society of Occupational Safety and Health Grand Award for Safety Engineering and Construction category
ExxonMobil Exploration and Production Malaysia Inc.

Australian Petroleum Production and Exploration Association 2002 Safety Award
Esso Australia Resources Limited

Canadian Gas Processors Association for achieving the industry's highest number of hours worked without a lost-time incident
Imperial Oil Limited Canada

Groupe d'Etude de Sécurité des Industries Pétrolières Super Trophée Performance Sécurité 2003
Esso Société Anonyme Française

US Department of the Interior, Minerals Management Service, 2002 National Safety Award for Excellence (High Activity Category)
Exxon Mobil Corporation

German Statutory Association for Trade and Warehousing – first prize for improving company safety management structures to prevent work-related health risk.
ExxonMobil Central Europe Holding GmbH

Argentine Institute of Oil and Gas Award for Safety
ESSO Argentina

Colombia National Safety Council Emerald Cross
ExxonMobil Colombia S.A.

Nicaragua Safety and Hygiene National Council Safety Leader Award
Managua Refinery, Nicaragua

Singapore Gold Award
Jurong Lubricants Terminal, Singapore

Malaysia Employee Safety Award
Esso Malaysia Batu Caves Wax Plant

Japan Ministry of Economy, Trade and Industry Safety Contribution Award
Tonen General Wakayma Refinery

Community Engagement



Opening of ExxonMobil-sponsored classrooms, Akwa Ibom State, Nigeria.

Project Assessment and Consultation
Transparency
Human Rights
Local Economic Development
Supplier Diversity Program
ExxonMobil Foundation & Contributions

2003 Distribution of Receipts
U.S. Dollars, All Figures Rounded



Payments to Suppliers
$132.7 billion
Wages and Benefits
$11.0 billion
TOTAL
$244.6 billion
Dividends, Share Purchases, Payment to Debt Holders
$14.7 billion
Taxes and Duties Paid to Governments
$70.7 billion
Capital and Exploration Expenditures
$15.5 billion

Wherever ExxonMobil operates, we work to make a positive contribution and strengthen local communities. Conducting operations worldwide for more than 120 years across many cultures has taught us that there are unlimited challenges in meeting society's complex expectations. This is especially true in the case of developing nations, where we encounter significant geopolitical issues.

Our support of communities takes many forms, the most visible of which is economic. Globally, in 2003 ExxonMobil distributed in excess of $244 billion in a variety of ways. Our operations generated more than $70 billion in taxes paid to local, state and national governments. That equates to $200 million per day of government income around the world.

In addition, we purchased goods and services worth nearly $133 billion from other companies. We spent $11 billion in salaries, wages and benefits for employees and contractors, more than $14 billion in dividend payments, share purchases and distribution to debt holders, and more than $15 billion on capital and exploration expenditures to meet future world energy needs. We also provided philanthropic donations to educational, cultural and charitable organizations (see page 21).

We strongly support and promote education and training and, where possible, use qualified and competitive local suppliers of goods and services. When operating in communities that lack local capabilities, we work with governments and others to develop them. We also facilitate the transfer of knowledge and skills.

We are making a continuous effort to improve the quality of our community engagement. We meet regularly with community leaders, community associations and non-governmental organizations who are interested in our operations. This dialogue helps us better understand the viewpoints of the diverse communities in which we operate.

Project Assessment and Consultation

Before investing in any major project, ExxonMobil prepares comprehensive environmental and social assessments. This formal process collects baseline data through field programs and outside sources to identify the potential risks to communities in which we intend to operate. Plans are developed and actions taken, including needed modifications to planned design, construction techniques and/or operating procedures.

ExxonMobil policies, practices and philanthropic activities work to help improve living standards in countries and communities where we operate.

These comprehensive assessments form the basis for ongoing monitoring of the project in the areas of environmental and social performance.

Transparency

ExxonMobil pays taxes and royalties to host governments in all countries where we produce oil and gas. As a private company, however, ExxonMobil cannot dictate how various governments manage this income.

There have recently been a number of initiatives that seek public disclosure of such payments so that they may be compared with the oil and gas income disclosed by the host governments. ExxonMobil supports transparency that:

- Applies universally to all companies attempting to do business with a country
- Protects proprietary information
- Does not violate contractual obligations or the laws of host countries

As noted by the World Bank, the International Monetary Fund and others, reporting of payments by extractive industries is not simple or straightforward. We believe that the key to achieving progress in the area of financial transparency is government-to-government dialogue, with the assistance of multilateral organizations.

ExxonMobil has been constructively involved in the dialogue regarding the U.K. Extractive Industries Transparency Initiative. This includes participating in the June 2003 meeting in London keynoted by British Prime Minister Tony Blair.

ExxonMobil's position is consistent with the positions of the majority of participating governments, industry organizations and other international oil companies. There remain many uncertainties and practical issues that need resolution before the initiative can be adopted. Like many other participants, ExxonMobil believes the best way to resolve these uncertainties in the reporting guidelines is to undertake a pilot project, and we stand ready to participate in a dialogue to foster implementation of such a program.

> *"As a private company, ExxonMobil cannot dictate what governments do with their money. But what we can do is work with international institutions like the World Bank to provide a mechanism such that there is some transparency with regard to where the money is going. The Chad-Cameroon Project Revenue Management Plan is one example."*
>
> Lee R. Raymond
> ExxonMobil Chairman and CEO

Chad-Cameroon Project Revenue Management Plan

The Chad-Cameroon Project began construction in 2000 and exported first oil in 2003. The World Bank worked closely with the government of Chad to develop a law regarding petroleum-revenue management, which was adopted by the National Assembly of Chad. The Revenue Management Plan law sets out a process for long-term management of the revenue, ensuring that project benefits reach the citizens of Chad. Oil royalties and dividends will not be mingled with the country's general funds but will be dedicated almost entirely to high-priority poverty-relief programs. A specific portion will be dedicated to projects directly benefiting the communities of the producing area.

A key aspect of the Revenue Management Plan is the establishment of an independent college for control and monitoring of oil revenue, plus the inclusion of a number of audit controls. A series of audits and reports will also be issued and distributed publicly, including to the World Bank Group.

First oil revenue was available in late 2003 and managed in accordance with the Revenue Management Plan. More information about the Chad-Cameroon Project is available at essochad.com or worldbank.org.

"From my point of view, all the promises made [by the project] to [the participants in Africare's Chad programs] have been kept. The project is a very good thing."

Robert Wilson
Chad Country Representative for Africare
www.africare.org

Chad Revenue Management Plan


General Government Budget 13%
• Public Health
• Education
• Infrastructure
• Agricultural
• Environmental
• Water Resources
72%
Savings for Future Generations 10%
Community Development 5%

Human Rights

ExxonMobil is steadfast in promoting respect for human rights throughout the world. We believe corporations play an important role in supporting human rights and that our presence in developing countries positively influences issues relating to the treatment of people.

We condemn human rights violations in any form. We seek to be responsible corporate citizens and recognize that we have both the opportunity and responsibility to improve the quality of life wherever we do business. ExxonMobil's *Standards of Business Conduct* (see page 3) provide a worldwide framework for responsible operations. These standards are consistent with the spirit and intent of the Universal Declaration of Human Rights as they apply to private companies and the Fundamental Principles and Rights at Work of the 1998 International Labour Organization (ILO) Declaration.

The declaration sets an obligation on member states to promote and realize the following principles:

- Freedom of association and effective recognition of the right to collective bargaining
- Elimination of all forms of forced or compulsory labor
- Effective abolition of child labor
- Elimination of discrimination in respect of employment and occupation

Child Labor

Throughout ExxonMobil's worldwide operations, we forbid the use of children in our workforce. All ExxonMobil employees are above the legal employment age in the country of their employment.

During 2003, ExxonMobil continued to participate in the U.S.-U.K. dialogue on Voluntary Principles on Security and Human Rights. We see these principles as affirming the constructive role that business can play in supporting human rights. Dialogue participants include energy and mining companies, governments and non-governmental organizations. Through our participation in this ongoing dialogue, ExxonMobil seeks to share our best practices and learn from others' experiences in the areas of human rights and security management.

"ExxonMobil is also making progress in implementing the Voluntary Principles for Security and Human Rights regarding security for operations in the oil and mining sectors."

Amnesty International
December 17, 2003

Local Economic Development

As a major employer in many developing countries, ExxonMobil recognizes its responsibility to support the development of local economic capacity by providing training and development opportunities for local businesses.

Our Chad-Cameroon Project provides a leading example of such support. The project spent more than $780 million with 2,200 local businesses. The project also brought significant economic growth to local economies through investments in infrastructure such as roads and bridges that now connect local villages to outside markets. In relation to employment, some 35,000 people held jobs during construction, 80 percent of whom were citizens of Chad or Cameroon. In addition to direct employment, the annual growth rate of Chad's gross domestic product has soared to nearly 11 percent since construction began, compared with a rate of just 1 percent in prior years. Economic growth is projected to rise even higher in 2004 as project revenues begin flowing to the two governments.

"Many jobs have been created and even if most were only temporary, many workers are now trained in skilled trades and are ready to work on other sites in Cameroon and elsewhere."

International Advisory Group
Report to the World Bank Visit to Chad and Cameroon
May 2003

Small Business Assistance on Sakhalin Island

ExxonMobil has recently joined forces with the U.S. Agency for International Development to expand a micro-finance program into the northern Sakhalin districts of Nogliki and Okha. The aim is to help the local community capture more of the benefits of economic development from investments in the oil and gas sector by giving assistance to the best entrepreneurs in the districts.

The three-year program will provide business training and financing to those who have no collateral for conventional bank loans. The program should reach self-sustainability in a few years and continue to provide small-business financing for years to come.

Nigerian Development Assistance

ExxonMobil has committed $5 million to support the *Ibom Rice Project* in Akwa Ibom State, Nigeria. The first project of its kind in West Africa is part of an effort to enhance rice farming and other agriculture in Nigeria, which in 2002 imported $1 billion of rice. The project will increase local food production and boost the Nigerian economy. It features three components:

A *Farmer Field School* is a fully mechanized and irrigated working farm where local farmers receive training in modern farming techniques. Some 2,000 farmers are expected to receive training during the school's first three years of operation. A *Rice Milling Plant* will process locally grown rice and other grains and will serve as an economic driver for the entire project. An *Agricultural Training and Technology Center* will provide training courses for farmers, business people and students.

In another Nigerian project, ExxonMobil is involved in a three-year partnership to enhance economic development within rural communities. The partnership provides credit to small enterprises and targets people living below the poverty level. Major program components include micro-credit loans, skills training and support for innovative projects to build community capacity. The partnership provided loans to 213 recipients in 2003.

Supplier Diversity Program

ExxonMobil believes supporting minority-owned and women-owned businesses builds stronger communities and produces solid business results. Our Supplier Diversity Program in the United States ensures that qualified minority-owned and woman-owned suppliers are included in our procurement-sourcing process. In addition to offering contracting opportunities, ExxonMobil funds scholarships for minority suppliers to attend the University of Virginia's Darden Graduate School of Business Administration and Northwestern University's Kellogg Graduate School of Management Executive Program.

ExxonMobil senior executives, buyers and supplier-diversity advocates have invested their time and expertise in serving on regional councils and committees dedicated to supplier-diversity development, as well as providing training courses to suppliers in negotiations, business plan development and accounting.

In 2003, ExxonMobil was recognized by several organizations for its supplier partnerships. Awards included Corporation of the Year from the Business Consortium Fund of the National Minority Supplier Development Council; Corporate Champion of the Year from the Women's Business Enterprise Alliance; and Corporation of the Year by the Houston Native American Chamber of Commerce. We were also recognized by DiversityBusiness.com as one of America's leading companies in promoting multicultural business opportunities.

ExxonMobil Foundation and Contributions

The ExxonMobil Foundation is the primary philanthropic arm of the corporation in the United States. It engages in a broad range of activities focusing on communities where ExxonMobil has significant operations. The foundation also supports research and dissemination on topics of national interest to the energy industry. Focus areas include education, health and the environment.

During 2003, ExxonMobil affiliates worldwide and the ExxonMobil Foundation combined to provide $103 million in charitable contributions and community spending, with $37 million of this dedicated to education. Included in that amount was $22.4 million that ExxonMobil and its employees and retirees donated to 902 U.S. colleges and universities through a three-to-one matching gift program. Initiated in 1962, the company's matching gift program has provided more than $266 million in unrestricted grants to colleges and universities.

ExxonMobil 2003 Contributions
U.S. Dollars



United Appeals $6.5 million
Environment $4.0 million
TOTAL $103 million Worldwide
Public Research Studies $6.8 million
Higher Education $26.5 million
Health $7.4 million
Pre-College Education $10.5 million
Civic and Community $26.0 million
Arts $15.3 million

Children's Encyclopedias in Azerbaijan

When Azerbaijan gained independence in 1991, conversion to a Latin alphabet was a key national priority. The Latin alphabet is now used nationwide by government agencies, the news media, the scientific community and the general public.

ExxonMobil provided funding to develop and publish the first children's encyclopedia in the Azerbaijani Latin alphabet. The 16-volume set covers history, art, music, science, technology and many other topics. Project contributors included Azerbaijani writers, scientists, artists and illustrators.

Thousands of these colorful encyclopedias were distributed to schools, libraries and orphanages and to children in refugee camps who have limited access to educational materials. Today the encyclopedias are used as key reading texts in schools throughout the nation.



Kazakh economics students are benefiting from ExxonMobil's support of the Kazakhstan Institute of Management, Economic and Strategic Research.

Economics Education in Kazakhstan

In 2003, ExxonMobil contributed funding to the Kazakhstan Institute of Management, Economic and Strategic Research (KIMEP). KIMEP was founded to educate a new cadre of Kazakhstanis to hold leadership positions in business and government. The grant was dedicated to the two-year master of arts program in economics. In the absence of an internationally accredited university in Kazakhstan, the grant also sponsored activities that fulfill certain international accreditation requirements.

> *"This is a significant contribution that will help prepare the next generation of modern and highly qualified economists for independent Kazakhstan."*
>
> Aida Dossayeva
> Kazakhstan Country Director, Eurasia Foundation.

Internships in Angola

In Angola, ExxonMobil works with the three universities in Luanda and seven humanitarian organizations to provide university students with internships. The program has been modeled on ExxonMobil's successful Community Summer Jobs Program in the United States. Since start-up in 2001, the number of participants has doubled each year. In 2003, 30 university students participated in the program, which seeks to provide them with exposure to human-service organizations and the important



ExxonMobil funded the purchase of electronic equipment to help with language studies at the Nekrasovka Kindergarten in the north of Sakhalin Island. The kindergarten is one of the only places where children are taught the indigenous Nivkh language.

work they are doing in Angola. Participating students receive a stipend and valuable work experience to help prepare them and their country for a better future.

Environmental Education in Brazil

A program funded in part by ExxonMobil in Brazil promotes environmental awareness for school children living in or near Brazil's Mamirauá and Amana Sustainable Development Reserves. These adjoining reserves, located along the Amazon River, cover more than 13,000 square miles. Combined with Brazil's Jau National Park, the region represents the largest area of protected rain forest on Earth.

The initiative provides students and teachers with a range of educational programs relating to biodiversity of the wetland and upland ecosystems. Most activities occur aboard a two-story floating structure that provides classrooms, laboratories, a library and support facilities. Solar energy powers lights and other equipment aboard the floating structure, which has its own sanitation system suitable for wetland areas. Because its mobility enables the center to visit any area within the reserves, educational programs are made available to a wide range of students and teachers. In its first year of operation, the program reached more than 120 teachers and 2,500 students.

The Sociedade Civil Mamirauá received the 2004 UNDP Equator Prize in recognition of an outstanding community initiative associated with a World Heritage Site.

Children with Special Needs in Qatar

In Qatar, ExxonMobil is contributing funds to the Al Shafallah Center for Children with Special Needs. The center provides services to improve the lives of children with disabilities.

ExxonMobil has also contributed funding to support first-aid training courses for more than 1,000 students and teachers. The training covers cardiopulmonary resuscitation and other first-aid procedures. The program was organized by Hamad Medical Corporation in coordination with Qatar's Ministry of Education.



ExxonMobil funding helped establish a floating classroom that facilitates environmental education on the Amazon River in Brazil.

Worldwide Workforce



On the Run store, Guatemala

Global Recruitment and Diversity
Partnerships and Internships
Work Environment
Cross-Cultural Awareness
Career Education and Training
Leadership Development

Workforce by Region
Year-End 2003


United States
39%
Asia-Pacific
17%
Canada
8%
Europe
24%
Middle East / Africa
6%
Latin America
6%

ExxonMobil conducts business in more than 200 countries and territories on six continents. Our workforce is, by its very nature, both culturally and geographically diverse.

We strive to maintain positive, productive and supportive work environments throughout our global operations.

We have long-established programs that help employees develop their skills, and we work to maintain and nurture a diverse and highly talented workforce.

Our compensation and career-development programs are designed to attract and retain talented men and women for long-term careers. We reward results and provide consistent and fair treatment. The programs include competitive salaries and comprehensive benefit programs that consider industry standards, local customs and legal requirements. To ensure we meet our compensation objectives, ExxonMobil participates in regular surveys with other major companies from a number of industry sectors.

ExxonMobil's *Workforce Diversity Framework* requires formal plans to attract, develop and retain a premier workforce that is representative of the regions in which we operate.

At year-end 2003, ExxonMobil's worldwide workforce numbered approximately 88,000 employees. This represented an overall decrease of about 4 percent from 2002 and largely reflected various efficiency initiatives, particularly in our more-mature operating regions. Conversely, and reflective of our major investment focus, our Africa/Middle East total regular workforce increased by about 9 percent from 2000 to 2003.

In 2003, approximately 40 percent of our employee population was located within the United States and 60 percent internationally, of whom about 4 percent were expatriates. (Expatriates numbered nearly 3,200 and are defined as those working outside of their home countries on ExxonMobil assignments.)

Women comprise about 25 percent of both our worldwide and U.S. workforce, excluding company-operated retail stations.

Global Recruitment and Diversity

ExxonMobil's global recruiting process targets the best and brightest candidates around the world. In 2003, we hired more than 1,200 professional employees worldwide. Forty percent of these were women, and 64 percent were hired outside the United States. (New-hire professional employees

Our workforce spans six continents, and it is the knowledge, skill and professionalism of our employees that are the underlying drivers of our financial and operating success.

are classified as such at the time of employment and typically bring a highly technical or specialized skill set to the business.)

Notably, many of our new employees are from the world's developing countries. For example, in 2003 we employed an additional 62 individuals from Chad and 78 from Angola in our upstream operations. Of these, 27 percent were in management or professional positions.

In countries where we have significant operations and the available workforce lacks access to local training or education, we typically fund and implement our own technical and specific apprentice training using both in-country resources and often international educational opportunities.

2003 Management and Professional New Hires


Latin America
6%
Middle East / Africa
6%
Canada
10%
Europe
12%
United States
36%
Asia-Pacific
30%

2003 Management and Professional New Hires: Percent of Females by Region


Latin America
3%
Middle East / Africa
2%
Canada
10%
Europe
10%
United States
31%
Asia-Pacific
44%

Training – Angola

ExxonMobil is investing significant resources in the training of Angolan nationals to work in the petroleum industry. In 2004, Esso Exploration Angola Ltd. will spend $19 million in this effort, with similar anticipated expenditures in 2005 and 2006. Funds are used to train operations technicians, send national professionals on expatriate developmental assignments, provide scholarships to Angolans studying in U.S. colleges, and provide formal functional and language training for national staff. It also funds secondment assignments in ExxonMobil affiliates for Sonangol professionals and an educational-refund program for national employees.



"The opportunity that oil income potentially affords to improve Chadians' lives is one that, in our view, had to be seized."

Ali Khadr
World Bank Country Director, Chad
Interview, October 10, 2003

NAACP Award

In 2003, the American National Association for the Advancement of Colored People (NAACP) honored ExxonMobil as Exhibitor of the Year for the company's longstanding support of the NAACP and its programs.

Partnerships and Internships

To strengthen our external relationships and hiring strategies, in 2003 we provided more than 800 intern and co-op assignments to top students throughout the world. Many other students received financial support through ExxonMobil's grants program for colleges and universities.

Work Environment

Harassment and Discrimination

At ExxonMobil, harassment and/or discrimination in any form by or toward employees, contractors, suppliers and customers is prohibited. This broad policy applies throughout the world and encompasses all forms of discrimination, including discrimination based on sexual orientation. We treat all individuals with respect and dignity.

Cross-Cultural Awareness

As ExxonMobil's operations continue expanding around the globe, it is essential to enhance employee skills in communicating and working across cultures. A number of targeted programs and workshops provide employees with opportunities to improve their cross-cultural effectiveness. The programs vary and provide training based on business needs that range from infrequent contact with people in global locations to living and working in other countries.

Employment & Training on Sakhalin Island

On Sakhalin Island in Russia, 59 new employees have begun technical training for positions to operate the production facilities currently under construction. The trainees were selected from more than 1,500 applicants and are the second group of trainees hired by ExxonMobil. An initial group of 48 trainees was selected in November 2002. Of these, 34 are already receiving advanced skills training at U.S. and Canadian technical institutions.

In addition to these long-term jobs in the future production organization, approximately 13,000 Russian jobs are expected during the short-term construction phase, either directly or indirectly associated with the Sakhalin-1 Project.

Career Education and Training

In 2003, our training expenditures totaled $48 million and reached approximately 31,000 employees worldwide. To strengthen our technical capacity, we conducted nearly 500 in-house technical courses for about 14,000 employees.

Leadership Development

ExxonMobil identifies and develops future leaders on a worldwide basis, drawing upon our diverse employee population. During 2003, 960 employees participated in ExxonMobil's senior-leadership development programs. Participants were selected from employees who are now, or who are expected to become, senior leaders of the corporation. Half of the participants were of nationalities other than American.



We currently have more than 120 Malaysians working in ExxonMobil assignments overseas, which is more than the number of expatriates we have working in Malaysia.


ExxonMobil
United States
Employment Data
2003
ExxonMobil

LaBarge Gas Processing Plant, Wyoming

ExxonMobil continues to pursue development of a diverse and highly talented workforce. Achieving this objective depends on our ability to attract and retain the best employees, including women and minorities. Although total employment has decreased slightly over the past few years, the percentage of women and minorities has remained at nearly 31%.

United States Employment — 2003

	Total Employment	Employment of Women		Employment of Minorities	
		Number of Women	Percent of Employment	Number of Minorities	Percent of Employment
Officials and Managers	7,215	1,241	17.2%	1,386	19.2%
Professionals	12,703	3,637	28.6%	2,472	19.5%
Technicians	2,748	780	28.4%	694	25.3%
Sales Workers	7,500	3,990	53.2%	4,647	62.0%
Office and Clerical	3,905	3,255	83.4%	1,468	37.6%
Craft (Skilled)	8,550	562	6.6%	2,260	26.4%
Operatives (Semi-skilled)	1,741	158	9.1%	622	35.7%
Laborers (Unskilled)	60	4	6.7%	3	5.0%
Service Workers	138	30	21.7%	53	38.4%
TOTAL 2003	44,560	13,657	30.6%	13,605	30.5%

Officials and Managers — Percent of U.S. Employment

Women
Percent


20
15
10
5
0
1990
2003

Minorities
Percent


20
15
10
5
0
1990
2003

Professionals — Percent of U.S. Employment

Women
Percent


30
25
20
15
10
5
0
1990
2003

Minorities
Percent


20
15
10
5
0
1990
2003

Employment figures include long-term, nonregular employees as mandated by U.S. law. Contact the Secretary, Exxon Mobil Corporation, to request a copy of the more-detailed report filed with the U.S. Equal Employment Opportunity Commission.



ExxonMobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
exxonmobil.com

Printed on recycled paper

SP-114

GREEN CENTURY FUNDS

RECEIVED
2005 MAR -8 PM 3:20
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 7, 2005

Heather Maples
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted to Exxon Mobil

Dear Ms. Maples:

On behalf of Clean Yield Asset Management, which represents David Cunningham ("the Proponent"), the owner of common stock of Exxon Mobil ("Exxon Mobil" or "the Company"), and the proponent of a shareholder proposal filed with Exxon Mobil, I am responding to the letter, dated January 21, 2005, sent to the Securities and Exchange Commission on behalf of the Company, in which the company contends that the Proponent's shareholder proposal may be excluded from the Company's 2005 proxy statement by virtue of Rule 14a-8(i)(7), 14a-8(i)(3), and 14a-8(i)(10).

Having reviewed the shareholder proposal, as well as Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon Mobil's 2005 proxy statement and that it is not excludable by virtue of any of the sections cited.

The shareholder proposal requests that the independent directors of the Board of the Company prepare a report concerning the potential impacts of oil drilling on protected areas, and the implications of a policy of refraining from drilling in certain classes of protected areas. Among the cited examples of protected areas are IUCN Management Categories I-IV, Marine Management Categories I-V, World Heritage Sites, and national wildlife refuges (such as the Arctic National Wildlife Refuge).

Background

Biodiversity, that is the variety of life on Earth, is a critical issue, not only for Exxon Mobil and the oil industry, but for the future of our species. Scientists have consistently cited adequate habitat as a key requirement for preserving biodiversity. By its very

GREEN CENTURY CAPITAL MANAGEMENT, INC.
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nature, the oil industry infringes on wildlife habitat. Whether it be through the land occupied by its equipment, or the air pollution it generates, the oil industry can significantly alter the landscapes in which it operates. This can be damaging to wildlife, especially in areas that have been recognized internationally as sensitive ecological areas. Some of these areas have been protected to varying extents by the governments of the countries in which they reside, but this does not always mean that these areas will not be opened for oil and gas drilling, as is evidenced by current efforts to open the Arctic National Wildlife Refuge.

Rule 14a-8 Provides No Basis for Exclusion of the Resolution

The Company has asked the Securities and Exchange Commission (the "Staff") for permission to exclude the shareholder proposal on three grounds: that the proposal interferes with the ordinary business operations of the Company; that the proposal is vague and indefinite, and, as a result, misleading; and that the proposal has already been substantially implemented by the Company.

Ordinary Business

Biodiversity and the oil industry's operations in protected and sensitive areas is an important policy issue for Exxon Mobil and its peers. Evidence of this is the Energy and Biodiversity Initiative, an industry working group dedicated to developing best practices for oil companies seeking to protect biodiversity. The Company's discussion of biodiversity on page 4 of its letter demonstrates that this is a significant issue with which the Company is deeply concerned. Therefore, the Company's approach to operations in protected areas is a broad question of policy, and not a matter of ordinary business.

The Proponent does not seek a review of the potential environmental damage posed by operations in every single site mentioned in the Resolved clause. What the proposal requests is a report on the potential environmental damage that would be caused by operations in such sites *in general.* This will allow shareholders to know whether the Company's operations are being responsibly evaluated and conducted.

Though the proposal relates to issues of risk, it is significantly different from the cases cited by the Company. In all three cases cited, the resolutions related to current risks in company operations, as opposed to potential risks or risks that may arise as a result of general company policies and practices. In the case of the Proponent's resolution, this resolution is concerned with potential risks that may arise as a result of the Company's conduct in protected and sensitive areas. This is a broader policy question than the risks posed by any particular operation in which the Company is already engaged.

Vague and Misleading

The Proponent's proposal specifically outlines the type of report that it is requesting. Such a report would discuss the potential environmental damage that could result from drilling operations in areas such as those listed in the Resolved clause of the proposal.

The classifications of protected areas that are listed are widely known and could be easily sought out by interested shareholders. For example, a simple search engine request for the term "IUCN" on Google found almost 1.5 million entries, including the IUCN website, which was the first entry. IUCN and World Heritage Sites are recognized internationally as the best classifications of protected areas currently available. Furthermore, shareholders who do not know these classifications and do not seek out further information will at least know that the Proponent has spelled out the types of areas to be considered under our proposal; the context of the Resolved clause makes it clear that these are categories of areas that the Proponent considers to be "sensitive". The Proponent does not see how shareholders will be confused or unable to determine their vote on this proposal.

Though the Proponent does not believe that this proposal is vague or misleading, he would be willing to amend the proposal if necessary to avoid any potential confusion. Such a clarification could include references where interested shareholders could learn more about IUCN Management Categories I-IV, IUCN Marine Management Categories, and World Heritage Sites. Such an amendment of a vague term in either the *proposal itself* or in the supporting statement may be deemed acceptable by the Staff. Staff Legal Bulletin No. 14, Section E.5. (July 13, 2001).

Substantially Implemented

Neither the Company's Environment Policy nor its Corporate Citizenship Report provide any relevant information regarding the Company's approach to operations in protected or sensitive areas. Though the Company conducts legally mandated Environmental Impact Statements (EIS) before drilling in an area, this does not provide any information on whether and how the Company considers where to seek to operate. In the absence of such information, it is quite possible that the Company has decided where it would like to operate *before* conducting an EIS. The thrust of the Proponent's proposal, which is to request more information on how such decisions are made and the extent to which the environment is considered in them, is outside the scope of an EIS.

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8 and the Company's no-action letter request should be denied.

Please feel free to contact me with respect to any questions in connection with this matter, or if the Staff wishes to receive any further information.

Sincerely,

Michael Leone
Green Century Capital Management

Cc: Dave Henry, Exxon Mobil
Rick Hausman, Clean Yield Asset Management

Steve Lippman, Trillium Asset Management
Martha Davis
Antonia Clark

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2005

The proposal requests a report on the potential environmental damage that would result from ExxonMobil drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Kurt K. Murao
Attorney-Advisor